UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Notice of 2012 Annual Shareholders' Meeting and Proxy Statement

**PROXY SUMMARY**

This summary contains highlights about our Company and the upcoming 2012 Annual Shareholders' Meeting. This summary does not contain all of the information that you should consider in advance of the meeting, and we encourage you to read the entire Proxy Statement carefully before voting.

GOVERNANCE HIGHLIGHTS

McDonald's governance is guided by values that have been part of our business for more than 50 years—integrity, fairness, respect and ethical behavior. The strength of our governance is key to our success, and we continually review our practices to ensure effective collaboration of management and our Board to yield value for shareholders. Highlights of our governance include:

Board of Directors

> Independent Chairman
> 14 Directors; 12 are independent
> 50% of Directors are women or minorities
> Committee members (except Executive Committee) are independent
> 60% of Audit Committee members are "financial experts"
> Executive sessions at each regularly-scheduled meeting
> All Directors attended over 90% of all Board and Committee meetings in 2011
> Limited membership on other public company boards
> Regular succession planning
> Regular Board self-assessments and Director peer review
> Management proposal to declassify our Board (see pages 36-37)
> No former employees serve as Directors

Shareholder Interests
> Majority voting standard for uncontested Director elections
> No super-majority voting requirements
> No shareholder rights plan
> No exclusive forum selection clause
> Annual advisory vote to approve executive compensation (see page 31)
> Annual advisory vote to ratify independent auditor (see page 37)
> Management proposal to allow shareholders to call special meetings (see page 37)
> Confidential voting policy
> Publicly disclose corporate political contributions under Board's policy

FINANCIAL HIGHLIGHTS

McDonald's continues its strong performance. We were the number-one performing company in the Dow Jones Industrial Average for the one- and five-year periods ending in 2011. McDonald's cumulative five-year total shareholder return was 263%. The charts below illustrate elements of our strong success:



EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS

We believe our compensation program provides an appropriate mix of elements to incentivize our executives to drive the business forward. Currently, approximately 85% of our CEO's direct compensation opportunity is performance-based.

Below is a chart that summarizes the significant elements of our executive compensation program:

Direct compensation elements	Performance-based	Primary metric(s)	Terms
Salary		n/a	• Evaluated annually, based on such factors as competitive benchmarks and individual performance
Annual Cash Incentive (TIP)	X	• Operating income	• Based primarily upon financial performance measures • Includes an individual qualitative factor
Three-Year Cash Incentive (CPUP)	X	• Operating income • Return on Total Assets (ROTA)	• Based solely upon financial performance measures • Non-overlapping three-year cycles
Restricted Stock Units (RSUs)	X	• Earnings per share (EPS) • Stock price	• Cliff vesting at end of three-year service period • Vesting subject to financial performance measures
Stock options	X	• Stock price	• Vest 25% per year • Ten-year term

• Indirect compensation elements include retirement programs with matching contributions and other limited, personal benefits.

Best practices associated with our executive compensation program include:

> Strong pay-for-performance connection; variety of quantitative metrics, including total shareholder return relative to S&P 500 Index in our long-term plan, CPUP

> Significant stock ownership requirements; CEO is required to own six times his salary

> Incentive plans require growth in operating income to yield payments

> Capped incentive payments

> Clawback provisions

> No employment agreements

> No intention to enter into new change in control agreements; existing agreements are double-trigger

VOTING MATTERS

	Board vote recommendation	Page reference (for more detail)
Management proposals:		
Election of five Directors, each for a three-year term expiring in 2015	FOR EACH DIRECTOR NOMINEE	2
Advisory vote to approve executive compensation	FOR	31
Vote to approve the 2012 Omnibus Stock Ownership Plan	FOR	32
Vote to approve declassification of the Board of Directors	FOR	36
Vote to approve shareholders' right to call special meetings	FOR	37
Advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2012	FOR	37
Shareholder proposal:		
Advisory vote requesting a nutrition report, if presented	AGAINST	40

ELECTION OF DIRECTORS (PROPOSAL NO. 1)

The following table provides summary information about our nominees for election to the Board of Directors. Additional information for all of our Directors, including the nominees, may be found beginning on page 2.

Name	Director since	Occupation	Independent	Other company boards
Robert A. Eckert	2003	• Chairman, Mattel	X	• Mattel • Levi Strauss
Enrique Hernandez, Jr.	1996	• President & CEO, Inter-Con Security Systems	X	• Chevron • Nordstrom • Wells Fargo
Jeanne P. Jackson	1999	• President of Direct to Consumer, Nike	X	• Motorola Mobility Holdings
Andrew J. McKenna	1991	• Chairman, McDonald's • Chairman, Schwarz Supply Source	X	• Aon • Skyline
Donald Thompson	2011	• President & COO, McDonald's • President & CEO, McDonald's (effective July 1, 2012)		• Exelon

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (PROPOSAL NO. 2)

We are asking shareholders to cast an advisory, nonbinding vote to approve compensation awarded to our named executive officers. The key objectives of our executive compensation program are to motivate our executives to increase profitability and shareholder returns, to pay compensation that varies based on performance and to compete for and retain managerial talent. Additional information regarding our executive compensation may be found elsewhere in this Proxy Statement.

VOTE TO APPROVE THE 2012 OMNIBUS STOCK OWNERSHIP PLAN (PROPOSAL NO. 3)

We are asking shareholders to approve the proposed 2012 Omnibus Stock Ownership Plan, which the Compensation Committee has adopted, subject to shareholder approval, to enable the Company to continue making equity awards to executives and other employees. The 2012 Plan is an important part of our pay-for-performance philosophy as it allows the Company to award compensation that is tied to performance and aligned with the interests of our shareholders.

VOTE TO APPROVE DECLASSIFICATION OF THE BOARD OF DIRECTORS (PROPOSAL NO. 4)

We are asking shareholders to approve amendments to our Restated Certificate of Incorporation to eliminate the classification of the Board of Directors. If the amendments are approved by shareholders, then Directors would be subject to annual election for one-year terms once their current terms expire, beginning at the 2013 Annual Shareholders' Meeting.

VOTE TO APPROVE SHAREHOLDERS' RIGHT TO CALL SPECIAL MEETINGS (PROPOSAL NO. 5)

We are asking shareholders to approve amendments to our Restated Certificate of Incorporation to enable shareholders of at least 25% of our outstanding shares of common stock (excluding derivatives) to call a special meeting of shareholders. Currently, only our Board may call a special meeting of shareholders.

ADVISORY VOTE TO APPROVE THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITOR FOR 2012 (PROPOSAL NO. 6)

We are asking shareholders to approve the appointment of Ernst & Young LLP as independent auditor for 2012.

ADVISORY VOTE REQUESTING A NUTRITION REPORT (PROPOSAL NO. 7)

Shareholders will be asked to vote on an advisory shareholder proposal requesting the Board to issue a nutrition report, if presented at the meeting. We do not support this request and ask shareholders to vote against this proposal.

MEETING INFORMATION

Date and time	May 24, 2012, 9:00 a.m. Central Time
Place	McDonald's Office Campus, The Lodge, Prairie Ballroom 2815 Jorie Boulevard Oak Brook, Illinois 60523
Record date	March 27, 2012
Voting	Shareholders at the close of business on the record date may vote at the Annual Shareholders' Meeting. Each share is entitled to one vote on each matter to be voted upon.
Attendance	We encourage shareholders to listen to the meeting via live webcast as seating in the Prairie Ballroom is limited. If you decide to attend in person, please follow the pre-registration instructions on page 56.

Contents

Notice of the Annual Shareholders' Meeting

To McDonald's Corporation Shareholders:

McDonald's Corporation will hold its 2012 Annual Shareholders' Meeting on Thursday, May 24, 2012, at 9:00 a.m. Central Time in the Prairie Ballroom at The Lodge at McDonald's Office Campus, Oak Brook, Illinois. The registration desk will open at 7:30 a.m. At the meeting, shareholders will be asked to:

1. Elect five Directors, each for a three-year term expiring in 2015;

2. Cast an advisory vote to approve executive compensation;

3. Cast a vote to approve the 2012 Omnibus Stock Ownership Plan;

4. Cast a vote to approve declassification of the Board of Directors;

5. Cast a vote to approve shareholders' right to call special meetings;

6. Cast an advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2012;

7. Cast an advisory vote on a shareholder proposal requesting a nutrition report, if presented; and

8. Transact other business properly presented at the meeting, including any adjournment or postponement thereof, by or at the direction of the Board of Directors.

Your Board of Directors recommends that you vote *FOR* the Board's nominees for Director, *FOR* the approval of our executive compensation, *FOR* the approval of the 2012 Omnibus Stock Ownership Plan, *FOR* the declassification of the Board of Directors, *FOR* the approval of shareholders' right to call special meetings, *FOR* the approval of the independent auditor and *AGAINST* the shareholder proposal.

Your vote is important. Please consider the issues presented in this Proxy Statement and vote your shares as promptly as possible.

If you plan to attend the meeting in person, please be aware that you must pre-register with McDonald's Shareholder Services prior to the meeting. See page 56 for information about how to pre-register.

As an alternative to attending the meeting in person, you may listen to a live webcast by going to *www.investor.mcdonalds.com* and selecting the "Webcasts and Podcasts" icon and clicking on the appropriate link. The Annual Shareholders' Meeting webcast will be available for a limited time after the meeting.

Thank you.

By order of the Board of Directors,

Gloria Santona
Corporate Secretary

Oak Brook, Illinois
April 13, 2012

Election of Directors

PROPOSAL NO. 1.

ELECTION OF DIRECTORS

The nominees for Director are: Robert A. Eckert, Enrique Hernandez, Jr., Jeanne P. Jackson, Andrew J. McKenna and Donald Thompson.

The Board is currently divided into three classes, each having three-year terms that expire in successive years. The five nominees are standing for election as Directors to hold office for three-year terms expiring in 2015.

Information about the voting standard for this proposal appears on page 53. Each of the incumbent Directors who is nominated for re-election tendered an irrevocable resignation for the 2012 Annual Shareholders' Meeting that will be effective if (i) the nominee is not re-elected; and (ii) the Board accepts the resignation following the meeting. The Governance Committee will determine whether to recommend that the Board accept the resignation.

The Board of Directors expects all five nominees to be available for election. If any of them should become unavailable to serve as a Director for any reason prior to the Annual Shareholders' Meeting, the Board may substitute another person as a nominee. In that case, your shares will be voted for that other person.

The Board of Directors recommends that shareholders vote FOR all five nominees.

DIRECTOR QUALIFICATIONS AND BIOGRAPHICAL INFORMATION

Our Board of Directors currently consists of 14 Directors, 12 of whom are independent. Mr. Skinner will retire from the Company and the Board on June 30, 2012 and, as a result of his retirement, the Board reduced the size of the Board to a total of 13 Directors. Our Directors have qualifications, skills and experience relevant to our business as the leading branded global quick service restaurant retailer. Each Director has senior executive experience in large organizations, many of which have significant global operations, and has held directorships at other U.S. public companies and at not-for-profit organizations. In these positions, our Directors have demonstrated leadership, intellectual and analytical skills and gained deep experience in management and corporate governance.

For information about our Director selection process, please see page 43.

Biographical information for our Directors is set forth below, including the qualifications, skills and experiences considered by the Governance Committee when recommending them for election.



Susan E. Arnold, 58
Director since 2008
Class 2014
Other current directorships: The Walt Disney Company

Career highlights
- The Procter & Gamble Company, a manufacturer and marketer of consumer goods
  - > Special assignment reporting to Chief Executive Officer (2009)
  - > President–Global Business Units (2007–2009)
  - > Vice Chair, P&G Beauty and Health (2006–2007)
  - > Vice Chair, P&G Beauty (2004–2006)

Experience and qualifications: Ms. Arnold was a senior executive responsible for major consumer brands in a large, global brand management company. She has knowledge of product development, strategy and business development, finance, marketing and consumer insights and sustainability.



Robert A. Eckert, 57
Director since 2003
Class 2012 *(Nominee)*
Other current directorships: Mattel, Inc. and Levi Strauss & Co.

Career highlights
- Mattel, Inc., a designer, manufacturer and marketer of toy products
  - > Chairman of the Board (2000–Present)
  - > Chief Executive Officer (2000–2011)

Experience and qualifications: Having served as chief executive officer of large, global branded companies (consumer branded and food products), Mr. Eckert has knowledge of product development, marketing and consumer insights, corporate governance, leadership development and succession planning, finance, risk assessment, supply chain management and distribution, and strategy and business development.



Enrique Hernandez, Jr., 56
Director since 1996
Class 2012 *(Nominee)*
Other current directorships: Chevron Corporation, Nordstrom, Inc. and Wells Fargo & Company
Former directorships (within past five years): Tribune Company

Career highlights
- Inter-Con Security Systems, Inc., a provider of high-end security and facility support services to government, utilities and industrial customers
  - > President and Chief Executive Officer (1986–Present)
- Nordstrom, Inc.
  - > Non-executive Chairman (2006–Present)

Experience and qualifications: Mr. Hernandez is the chief executive officer of a global security company and has been a director of several large public companies in various industries. He has knowledge of strategy and business development, corporate governance, finance, risk assessment, and leadership development and succession planning.



Jeanne P. Jackson, 60
Director since 1999
Class 2012 *(Nominee)*
Other current directorships: Motorola Mobility Holdings, Inc.
Former directorships (within past five years): Harrah's Entertainment, Inc., NIKE, Inc., Nordstrom, Inc. and Williams Sonoma, Inc.

Career highlights
- NIKE, Inc., a designer, marketer and distributor of athletic footwear, equipment and accessories
  - > President, Direct to Consumer (2009–Present)
- MSP Capital, a private investment company
  - > Chief Executive Officer (2002–2009)

Experience and qualifications: Ms. Jackson is a senior executive for a major consumer retailer and has experience as a senior executive in global brand management with several other major consumer retailers. She also has been a director of several large, public companies, primarily involved in consumer goods and services. She has knowledge of product development, strategy and business development, leadership development and succession planning, finance, and marketing and consumer insights.



Richard H. Lenny, 60
Director since 2005
Class 2014
Other current directorships: ConAgra Foods, Inc. and Discover Financial Services
Former directorships (within past five years): The Hershey Company

Career highlights
- Friedman, Fleischer & Lowe, LLC, a private equity firm
  - > Operating partner (2011–Present)
- The Hershey Company, a manufacturer, distributor and marketer of candy, snacks and candy-related grocery products
  - > Chairman, President and Chief Executive Officer (2002–2007)

Experience and qualifications: Mr. Lenny has experience as a chief executive officer for a global retail food company that is a major consumer brand. He has knowledge of strategy and business development, finance, marketing and consumer insights, supply chain management and distribution, risk assessment and sustainability.



Walter E. Massey, 74
Director since 1998
Class 2013
Former directorships (within past five years): Bank of America Corporation, BP p.l.c. and Delta Airlines, Inc.

Career highlights
- School of the Art Institute of Chicago
  - > President (2010–Present)
- Morehouse College
  - > President Emeritus
  - > President (1995–2007)

Experience and qualifications: Dr. Massey has experience in chief executive roles of several large academic organizations and as a director of multiple large, global public companies in various industries. He has knowledge of strategy, policy and government relations matters, sustainability, leadership development and succession planning, risk assessment, finance and shareholder relations.



Andrew J. McKenna, 82
Director since 1991
Non-Executive Chairman Since 2004
Class 2012 *(Nominee)*
Other current directorships: Skyline Corporation
Former directorships (within past five years): Aon Corporation

Career highlights
- Schwarz Supply Source, a printer, converter, producer and distributor of packaging and promotional material
  - > Chairman (1992–Present)

Experience and qualifications: Mr. McKenna has experience as the chief executive officer of a large global provider of paper-based goods. He has knowledge of strategy and business development, corporate governance, risk assessment, leadership development and succession planning, shareholder relations and finance. He also has experience as a director of multiple large public companies, charities and civic organizations.



Cary D. McMillan, 54
Director since 2003
Class 2014
Other current directorships: American Eagle Outfitters, Inc.
Former directorships (within past five years): Hewitt Associates, Inc.

Career highlights
- True Partners Consulting LLC, a professional services firm providing tax and other financial services
  > Chief Executive Officer (2005–Present)
- Sara Lee Branded Apparel, a branded apparel company
  > Chief Executive Officer (2001–2004)
- Sara Lee Corporation, a branded packaged goods company
  > Executive Vice President (2000–2004)

Experience and qualifications: In addition to serving as chief executive officer of a professional services firm, Mr. McMillan has experience as a senior executive of a large, globally branded consumer and food products company. He is also a certified public accountant. He has knowledge of strategy and business development, finance and accounting, risk assessment, product development, leadership development and succession planning, and supply chain management and distribution.



Sheila Penrose, 66
Director since 2006
Class 2014
Other current directorships: Jones Lang LaSalle Incorporated
Former directorships (within past five years): eFunds

Career highlights
- Jones Lang LaSalle Incorporated, a global real estate services and investment management firm
  > Non-executive Chairman (2005–Present)
- Penrose Group, a provider of strategic advisory services on financial and organizational strategies
  > President (2000–2007)
- Boston Consulting Group, a global management consulting firm
  > Executive Advisor (2001–2008)

Experience and qualifications: Ms. Penrose has experience as a senior executive of a large investment services and banking company, as executive advisor to a leading global consulting firm, and as a Chairman of a large, global real estate services and investment management firm. She has knowledge of strategy and business development, finance, risk assessment, real estate, leadership development and succession planning, and sustainability.



John W. Rogers, **Jr.**, 54
Director since 2003
Class 2013
Other current directorships: Aon Corporation, Ariel Investment Trust and Exelon Corporation
Former directorships (within past five years): Commonwealth Edison Company

Career highlights
- Ariel Investments, LLC, a privately held institutional money management firm
  > Founder, Chairman of the Board and Chief Executive Officer (1983–Present)
- Ariel Investment Trust
  > Trustee (1986–1993; 2000–Present)

Mr. Rogers' biography is continued on next page

Mr. Rogers' biography continued

Experience and qualifications: Mr. Rogers is the chief executive officer of an institutional money management firm. He has knowledge of finance, shareholder relations, risk assessment, leadership development and succession planning, corporate responsibility, and strategy and business development. He also has experience as a director of multiple public companies, charities and civic organizations.



James A. Skinner, 67
Director since 2004
Class 2014 (retiring as a Director on June 30, 2012)
Other current directorships: Illinois Tool Works Inc. and Walgreen Co.

Career highlights
- McDonald's Corporation
  - > Vice Chairman and Chief Executive Officer (2004–June 30, 2012)
  - > Vice Chairman (2003–2004)

Experience and qualifications: Mr. Skinner provides a Company perspective in Board discussions about the business, relationships with key constituencies and stakeholders, competitive landscape, finance, senior leadership and strategic opportunities and challenges for the Company. In addition, as an independent director of two other public companies, Mr. Skinner has gained additional perspectives, including on governance and operational matters relevant to the Company.



Roger W. Stone, 77
Director since 1989
Class 2013
Other current directorships: KapStone Paper and Packaging Corporation

Career highlights
- KapStone Paper and Packaging Corporation, formerly Stone Arcade Acquisition Corporation, a producer of paper, packaging and forest products
  - > Chairman and Chief Executive Officer (2005–Present)
- Stone Tan China Holding Corporation, an investment holding company
  - > Chairman (2010–Present)
- Stone Tan China Acquisition (Hong Kong) Co. Ltd.
  - > Chairman (2010–Present)
- Stone-Kaplan Investment, LLC
  - > Manager (2004–2008)

Experience and qualifications: Mr. Stone is the chief executive officer of a large, global paper and packaging business. He has experience in the sourcing and sale of product packaging and related commodities, supply chain management and distribution, sustainability, strategy and business development, finance, leadership development and succession planning, and risk assessment.



Donald Thompson, 49
Director since 2011
Class 2012 *(Nominee)*
Other current directorships: Exelon Corporation

Career highlights
- McDonald's Corporation
  > President and Chief Executive Officer (effective July 1, 2012)
  > President and Chief Operating Officer (2010–Present)
  > President, McDonald's USA (2006–2010)
  > Executive Vice President and Chief Operations Officer, McDonald's USA (2005–2006)

Experience and qualifications: Mr. Thompson provides a Company perspective in Board discussions about the business, particularly with respect to worldwide operations, competitive landscape, senior leadership and strategic opportunities and challenges for the Company. In addition, as an independent director of another public company, Mr. Thompson has gained additional perspectives, including on governance and operational matters relevant to the Company.



Miles D. White, 57
Director since 2009
Class 2013
Other current directorships: Abbott Laboratories and Caterpillar, Inc.
Former directorships (within past five years): Motorola, Inc. and Tribune Company

Career highlights
- Abbott Laboratories, a global pharmaceuticals and biotechnology company
  > Chairman and Chief Executive Officer (1999–Present)

Experience and qualifications: Mr. White is the chief executive officer of a large pharmaceutical, biotechnology and nutritional health products company. He has knowledge of strategy and business development, risk assessment, finance, leadership development and succession planning, and corporate governance.

Executive compensation

COMPENSATION COMMITTEE REPORT

Dear Fellow Shareholders:

The Compensation Committee reviewed and discussed the Company's Compensation Discussion and Analysis with McDonald's management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Respectfully submitted,
The Compensation Committee
Robert A. Eckert, *Chairman*
Susan E. Arnold
Richard H. Lenny
John W. Rogers, Jr.
Miles D. White

COMPENSATION DISCUSSION AND ANALYSIS

Executive summary

McDonald's executive compensation program supports our long-term business plan, the Plan to Win, which is customer-focused and concentrates on being better, not just bigger. The key objectives of our executive compensation program are to motivate our executives to increase profitability and shareholder returns, to pay compensation that varies based on performance and to compete for and retain managerial talent.

PERFORMANCE HIGHLIGHTS

McDonald's 2011 performance was very strong both on an absolute basis and in comparison to our peers' performance. Our total return to shareholders for the fiscal year ended December 31, 2011 was 35%, which was the highest among the 30 companies that comprise the Dow Jones Industrial Average (DJIA) and the second highest among our peer group. The following graph shows McDonald's TSR against our peer group's average TSR; against the TSR for the Standard & Poor's 500 Stock Index and against the TSR for the DJIA for the period from December 31, 2006–December 31, 2011 (based on $100 investment and reinvestment of all dividends).



Source: S&P Capital IQ

We performed well in the performance measures that we use to determine executive compensation, including:

> Operating income increased by 14% (10% in constant currencies)* to $8.5 billion.

> Earnings per share was $5.27, an increase of 15% (11% in constant currencies).*

   * See page 14 of 2011 Annual Report on Form 10-K for reconciliation.

Further highlights of our 2011 performance:

> 2011 was McDonald's eighth consecutive year of positive comparable sales growth in every geographic segment, with a global increase of 5.6% over 2010.

> We returned $6 billion to our shareholders through share repurchases and dividends paid in 2011.

Over the last five years, we have produced consistent year-over-year growth in operating income (excluding one-time charges in 2007 associated with the sale of our Latin American business) despite an exceptionally challenging global economic and operating environment. During this period, our operating income increased significantly each year for a total increase of more than $4 billion. For the five-year period ending December 31, 2011, our total return to shareholders was 263%.

PAY FOR PERFORMANCE

Our total direct compensation package includes salary, our annual bonus plan, which we refer to as TIP, our long-term cash incentive plan, which we refer to as CPUP, stock options and restricted stock units, each as described below. The following table lists the quantitative performance measures the Company uses in its executive compensation program. The rationale for the use of each primary measure is explained below in the detailed discussions of each element of compensation.

	TIP	CPUP	Stock options	RSUs
Primary performance measure				
Operating income	X	X		
ROTA		X		
EPS				X
Share price			X	X
Secondary performance measure				
TSR		X		
Comparable Guest Counts	X			
Customer Satisfaction Opportunity	X			
G&A Expense Control	X			

We believe that our executive compensation program has been effective at incentivizing strong results by appropriately aligning pay and performance. We seek to utilize metrics and a mix of incentives under our compensation program that further our main objective of long-term sustainable growth and that are designed to mitigate risk.

In addition to the quantitative factors, determinations of TIP payouts and the grants of annual equity-based compensation take into account qualitative aspects of individual performance as well as potential for future performance. For example, Mr. Skinner's individual performance results were focused on delivering long-term sustainable growth, talent management and leadership development, and encouraging innovation around balanced active lifestyles. For TIP, a multiplier based on the assessment of individual performance is used in calculating final awards, as described on page 21.

The pie chart below illustrates the composition of Mr. Skinner's 2011 total direct compensation opportunity, using his target TIP award and annualized target CPUP award (one-third of three-year opportunity). This chart highlights that 85% of his total direct compensation opportunity is directly influenced by Company performance.



BEST PRACTICES

In 2011, we provided shareholders with an advisory vote on executive compensation (Say on Pay vote). Our executive compensation program was approved by over 95% of the votes. These results demonstrate strong shareholder support for our executive compensation program. In addition, we continued our shareholder outreach program, which provides our principal shareholders an opportunity to engage in dialogue with us about aspects of our executive compensation program.

We evaluate our executive compensation program at least annually, and this year, we have taken into account the outcome of our 2011 Say on Pay vote when considering 2012's executive compensation program. Based on our evaluation and shareholder feedback, we have not made any significant changes to our executive compensation program for 2012.

The following policies and practices are important elements of our executive compensation program:

> *Pay for Performance.* The vast majority of total direct compensation is tied to performance.

> *Stock Ownership.* We have stock ownership requirements for our senior management, including requiring our CEO to own stock equal in value to at least six times his annual salary.

> *Bonuses.* TIP and CPUP both require growth in operating income to yield a payout and utilize caps on potential payments.

> *Clawbacks.* TIP and CPUP contain clawback provisions.

> *Change in Control.* We do not intend to enter into any new change in control agreements and our current agreements are double-trigger.

> *Independent Consultant.* The Committee benefits from its utilization of an independent compensation consultant and the compensation consultant acts at the sole direction of the Board or Committee.

Key terms

We use the following terms in describing our compensation plans, measures of Company performance and other aspects of our executive compensation program.

COMPANY COMPENSATION PLANS

> *TIP.* Target Incentive Plan. Our annual cash incentive plan.

> *CPUP.* Cash Performance Unit Plan. Our long-term cash incentive plan which operates on three-year non-overlapping cycles.

> *RSUs.* Restricted stock units. An RSU provides the right to receive a share of McDonald's stock. RSUs granted to executives generally have both service and performance-based vesting requirements.

QUANTITATIVE MEASURES OF COMPANY PERFORMANCE

Operating income, ROTA and EPS are based on the corresponding measures reported in our financial statements and are adjusted for purposes of our compensation program. For more information about adjustments in measuring performance, see page 14.

> *Operating income.* Profit attributed to the operations.

> *ROTA.* Return on total assets (operating income divided by average assets).

> *EPS.* Earnings per share (net income divided by diluted weighted-average shares). Diluted weighted-average shares include weighted-average shares outstanding plus the dilutive effect of share-based compensation.

> *Comparable guest counts.* Represents the percent change in transactions from the same period for the prior year for all restaurants in operation at least 13 months.

> *Customer satisfaction opportunity.* Represents the percentage of times that Quality, Service or Cleanliness critical drivers are missed in a customer visit.

> *G&A expense control.* Represents a way that the corporate function can contribute to operating income. If spending is at or below plan, this modifier has no impact on the Corporate TIP team factor, but if spending is above plan, it will have a negative impact on the Corporate TIP team factor.

> TSR. Total shareholder return. The total return on our shares over a specified period, assuming reinvestment of dividends.

GROUPS OF COMPANY EMPLOYEES

> *Staff.* Company employees, including home office, divisional office and regional office employees.

> *Senior management.* Employees at the level of senior vice president and above; about 52 employees.

> *Executives.* The 11 most senior executives of the Company.

> *Named executive officers (NEOs).* The following five executives whose compensation is described in this Proxy Statement, pursuant to requirements of the Securities and Exchange Commission (SEC).
>   • James A. Skinner, Vice Chairman and Chief Executive Officer or CEO (retiring, effective June 30, 2012)
>   • Peter J. Bensen, Chief Financial Officer or CFO
>   • Donald Thompson, President and Chief Operating Officer or President/COO (appointed President and CEO, effective July 1, 2012)
>   • Timothy J. Fenton, President of McDonald's Asia/Pacific, Middle East and Africa, or APMEA
>   • Janice L. Fields, President of McDonald's USA

OTHER

> *Total direct compensation.* The aggregate value of salary, TIP, CPUP, stock options and RSUs.

> *Total direct compensation opportunity for 2011.* The targeted value of total direct compensation that the NEOs had an opportunity to earn in 2011 for target performance.

> *Committee.* The Compensation Committee of the Company's Board of Directors.

> *AOWs.* The Company's geographic business units, namely the U.S., Europe and APMEA.

McDonald's Executive Compensation Program

ELEMENTS OF McDONALD'S EXECUTIVE COMPENSATION

ALLOCATION OF TOTAL DIRECT COMPENSATION AMONG THE ELEMENTS

Approximately 81% of the NEOs' total direct compensation opportunity for 2011 was allocated to variable compensation that is at-risk based on performance, including short-term and long-term incentive compensation.

Short-term incentive compensation is provided under our TIP program and long-term incentive compensation is allocated approximately two thirds to equity-based compensation (stock options and RSUs) and one-third to long-term cash incentive compensation under the CPUP.

DETAILED INFORMATION ABOUT ELEMENTS OF COMPENSATION

> *Annual salary*

In setting annual salary levels, we take into account competitive considerations, individual performance, tenure in position, internal pay equity, and the effect on our general and administrative expenses. For 2011, decisions regarding executive salaries were initially informed by a review of external salary information at our stated objective of the 50th percentile of our peer group. However, executives' salaries vary based on individual circumstances and may be above or below the 50th percentile. For example, in 2011, our CEO's salary was at approximately the 70th percentile due to his long tenure and strong contributions to the success of the Company. In 2011, NEOs' salaries were increased by between 2.8% and 4.4% over 2010 levels.

> *TIP*

Our TIP is designed primarily to reward growth in annual operating income, which measures the success of the most important elements of our business strategy. If there is no growth in operating income, the TIP formula results in no payouts. Operating income growth requires the Company to balance increases in revenue with financial discipline to produce strong margins and a high level of cash flow. The individual performance of our executives is also an important factor in determining their TIP award.

For purposes of determining an executive's TIP payout, operating income growth is measured on a consolidated (referred to as Corporate) basis or an AOW basis, or a combination of the two, depending on the executive's responsibilities. In addition to operating income growth, final TIP payouts take into account pre-established "modifiers" reflecting other measures of Corporate and/or AOW performance (for example, for 2011, comparable guest count increases, customer service improvements and G&A expense control). In addition to Company performance, TIP payouts are adjusted based on the application of an individual performance factor (IPF) (from 0 up to 150% in 2011) which acts as a multiplier and can have a significant effect, whether positive or negative, in determining the final payout. Final payouts are capped at 250% of target. Additional details on how each element of performance affects actual 2011 TIP payouts can be found in the description following the Grants of Plan Based Awards table on pages 21 and 22.

Our executives' 2011 target awards were set at approximately the 60-65th percentile of our peer group.

In 2011, operating income growth exceeded the targets under the TIP for each AOW as well as Corporate. Further, TIP results for each AOW and Corporate benefitted by the cumulative performance against the pre-established targets for the modifiers.

The operating income targets and results under the 2011 TIP are shown in the following table:

(Dollars in millions)	Target 2011 operating income*	2011 operating income*	Target 2011 operating income growth over 2010*	2011 operating income growth over 2010*
Corporate	$8,140	$8,229	8.5%	9.7%
U.S.	3,625	3,666	5.2	6.4
Europe	3,010	3,070	7.6	9.7
APMEA	1,398	1,415	12.0	13.3

* *Adjusted for compensation purposes as described on page 14.*

In addition (as reflected in the table on page 22), the IPF for each NEO was above 100%.

Consistent with our 2011 results and our executives' individual performance, TIP awards were above target.

The target awards and final TIP payouts for the NEOs are shown in the following table:

Named executive officer	2011 target TIP award	2011 TIP final payout	TIP final payment as percentage of target
James A. Skinner	$2,220,000	$3,300,000	149%
Peter J. Bensen	675,000	987,000	146
Donald Thompson	1,043,750	1,526,000	146
Timothy J. Fenton	514,250	667,000	130
Janice L. Fields	507,450	679,000	134

Additional detail about the NEOs' 2011 TIP awards begins on page 21.

> *CPUP*

We believe it is important to have a long-term component based on measures that are not limited to stock price. As operating income focuses on the key elements associated with driving our business and ROTA measures the efficiency of our capital investments, we believe these strike an appropriate balance as the primary measures for our long-term cash incentive plan. CPUP also incorporates a TSR multiplier that rewards strong shareholder returns relative to the S&P 500 Index, while holding senior management accountable for below-market performance.

Every three years, senior management is eligible for a long-term cash incentive award under CPUP, which provides for a cumulative payout at the end of the three-year cycle. CPUP awards do not overlap and were granted most recently in 2010. These awards are scheduled to be paid (if performance targets are met) in 2013 following completion of the current three-year performance cycle ending on December 31, 2012. The maximum award allowed under the 2010–2012 CPUP is 230% of the target award. Based upon performance through 2011, we currently expect the 2010–2012 CPUP payout factor to be in the range of 170%–190% of target awards. As a result of these awards, we expect 2012 compensation for all members of senior management to be significantly higher than 2011.

Final payouts will be determined based on the following three quantitative measures over the 2010–2012 performance period: (i) consolidated compound annual growth in operating income, (ii) average ROTA and (iii) TSR relative to the S&P 500 Index which functions as a multiplier (either positive or negative). Detailed information about the calculation of the 2010–2012 CPUP awards was included in our 2011 proxy statement.

> *Stock options*

Options align executives' compensation to the return earned by shareholders, thereby incentivizing executives to increase shareholder value. Options, including those granted in 2011, have an exercise price equal to the closing price of our common stock on the grant date, a term of ten years and vest ratably over four years. The Company's policies and practices regarding option grants, including the timing of grants and the determination of the exercise price, are described on page 17.

> *RSUs*

The value of RSUs is linked to our stock price. The performance-based vesting conditions based upon EPS growth require the executives to achieve the Company's strategic objectives in order to vest in the awards. The Company believes that EPS growth is a strong indicator of profitability.

The RSUs granted to executives in 2011 are scheduled to vest in full at the end of a three-year service period, subject to the Company's achievement of EPS growth targets over that period. The target performance level for the RSUs granted to executives in 2011 is 6% compounded annual growth in EPS on a cumulative basis over baseline 2010 EPS of $4.60. If target performance is achieved (cumulative EPS of $15.53), the full number of RSUs covered by the 2011 awards will vest. Achievement of below target performance reduces the number of RSUs that will vest, but above target performance does not increase the number of RSUs earned.

All of the RSUs granted to the NEOs in 2008 vested in 2011 based on the achievement of 16.6% compounded annual EPS growth over the performance period, which exceeded the target of 7%.

> *Retirement savings plans*

The NEOs participate in our tax-qualified defined contribution retirement savings plan and a supplemental non-qualified deferred compensation retirement plan. We believe a competitive retirement program aligns with market practices, and thereby contributes to the recruitment and retention of top executive talent.

> *Retirement of Mr. Skinner*

Mr. Skinner participates in the Executive Retention Replacement Plan or ERRP. In connection with his June 30, 2012 retirement, Mr. Skinner qualifies for certain benefits, including a cash payment, under the ERRP as he has satisfied the applicable retention period and the retirement age under that plan. The amount of this cash payment will be calculated upon his retirement and paid on December 31, 2012. We expect this cash payment will be approximately $10 million. Following his retirement, all of his outstanding options will continue to become exercisable on their originally scheduled dates and his outstanding RSUs will be paid out on the originally scheduled dates, based on the Company's achievement of the applicable performance goals. Mr. Skinner's receipt of these benefits under the ERRP is subject to the execution of an agreement that includes covenants not to compete and not to solicit employees, nondisparagement and nondisclosure covenants as well as a release of claims.

In addition, pursuant to the terms of TIP and CPUP (including the respective clawback provisions), Mr. Skinner will be entitled to a prorated award under each such plan for the current performance cycles. These prorated awards will be based upon actual performance for the full applicable performance cycle and will be payable in early 2013. Please refer to page 29 for more details on the payments Mr. Skinner will receive following his retirement.

> *Severance and change in control arrangements*

Severance plan. Messrs. Bensen, Fenton and Thompson and Ms. Fields participate in our broad-based U.S. severance plan. Benefits under the severance plan are described under "Potential Payments Upon Termination of Employment or Change in Control" beginning on page 26.

Change in control employment agreements. The Company has change in control employment agreements with its NEOs. Benefits under the change in control employment agreements are described under "Potential Payments Upon Termination of Employment or Change in Control" beginning on page 26. The Company does not intend to enter into new change in control agreements.

> *Perquisites and other fringe benefits*

McDonald's provides the following perquisites to executives: company-provided cars or a car allowance, financial planning, annual physical examinations (which are also available for the executives' spouses), executive security, matching charitable donations, limited personal items and, generally in the case of the CEO only, personal use of the Company's aircraft. The Company does not provide any tax gross-ups with respect to perquisites. See footnote 5 to the Summary Compensation Table on page 19 for a discussion of perquisites received by NEOs in 2011. Executives also participate in all of the broad-based benefit and welfare plans and perquisites available to McDonald's staff in general.

CERTAIN ADJUSTMENTS IN MEASURING PERFORMANCE

In measuring financial performance the Committee focuses on the fundamentals of the underlying business performance and adjusts for items that are not indicative of ongoing results. For example, operating income and EPS are expressed in constant currencies (i.e., excluding the effects of foreign currency translation), since we believe that period-to-period changes in foreign exchange rates can cause our reported results to appear more or less favorable than business fundamentals indicate. The Committee's approach to other types of adjustments is subject to pre-established guidelines, including materiality, to provide clarity and consistency on how it views the business when evaluating performance. Charges/credits that may be excluded from operating income include: "strategic" items (such as restructurings, acquisitions and divestitures); "regulatory" items (changes in tax or accounting rules); and "external" items (extraordinary, non-recurring events such as natural disasters). Similar principles apply to exclusions from EPS and when calculating ROTA.

There were no significant items excluded in calculating adjusted operating income for 2011 TIP except for adjustments resulting from certain natural disasters in APMEA that only impacted APMEA TIP results.

Significant items excluded from base EPS (2010 EPS) for the RSUs granted to the executives in 2011 were:

> impairment charges, net of taxes.

Significant items excluded from base EPS (2007 EPS) for RSUs that were granted in 2008 and vested in 2011 were:

> impairment charges, net of taxes;

> the net tax benefit from an IRS audit settlement; and

> income from discontinued operations.

THE PROCESS FOR SETTING COMPENSATION

The Committee is responsible for reviewing and approving senior management's compensation. The Chairmen of the Governance and Compensation Committees lead the Board's independent Directors in the evaluation of the CEO's performance. Based upon the results of this performance evaluation, the Committee determines the CEO's compensation.

THE ROLE OF MANAGEMENT

Management recommends compensation for executives other than the CEO to the Committee. The CEO recommends compensation packages for the NEOs who report directly to him: Messrs. Bensen and Thompson. The President/COO does the same for the NEOs who report directly to him: Mr. Fenton and Ms. Fields. The head of human resources also provides input on compensation for each of the executives. In 2011, prior to each Committee meeting, the CEO and the CFO provided input on the materials prepared by management and presented to the Committee (except with respect to their own compensation).

THE ROLE OF COMPENSATION CONSULTANTS

The Committee has adopted a policy under which it has the sole authority to select, evaluate, retain and dismiss an independent compensation consultant. Management may not engage the consultant.

Frederic W. Cook & Co., Inc. (Fred Cook) is the Committee's independent compensation consultant. Fred Cook advises the Committee regarding (i) trends in executive compensation; (ii) specific compensation recommendations for the CEO, CFO and COO; (iii) applicable legislative developments; and (iv) other matters as requested by the Committee from time to time. Fred Cook also provided assistance to the Board in carrying out certain routine functions (compiling and summarizing the results of certain Board and Director evaluations) and advice on Director fees.

Management considers survey data and similar information about compensation programs that it obtains from various sources, including Aon Hewitt, which also provides significant benefit plan administration services to McDonald's, and Towers Watson & Co. and Equilar. From time to time, data obtained from these other sources is provided to the Committee to provide information about compensation trends and practices generally.

COMPANIES IN OUR PEER GROUP IN 2011

Consistent with our goal of providing competitive compensation, we benchmark our executives' compensation compared to executive compensation at a peer group of companies. The companies in the peer group are companies with which we compete for talent, including our direct competitors, major retailers, producers of consumer branded goods and companies with a significant global presence.

The Committee reviews our peer group annually. The peer group was selected based on the following criteria: industry, comparable size based on revenue and market capitalization; global presence; high performing companies that compete with us for talent; and availability of data. The table below shows market capitalization and revenues for each of our peer group companies for 2011 (except for Burger King, Nestlé and Unilever, for which such information is not available). McDonald's market capitalization as of the end of 2011 was $102.5 billion (at the 78th percentile of our comparator group) and revenue was $27.0 billion (at the 35th percentile of our comparator group).

McDONALD'S 2011 PEER GROUP COMPANIES
(Dollars In billions)

Peer	Market capitalization ($)(1)	Revenues (2)
Branded Consumer Products:		
3M Company	$57.3	$29.6
The Coca-Cola Company	159.0	46.5
Colgate-Palmolive Company	44.7	16.7
The Walt Disney Company	67.4	40.9
General Mills, Inc.	26.1	14.9
Johnson & Johnson	179.1	65.0
Kellogg Company	18.2	13.2
Kraft Foods, Inc.	66.0	54.4
Nestlé (United States) (3)	–	–
NIKE, Inc.	44.7	20.9
PepsiCo, Inc.	103.7	66.5
The Procter & Gamble Company	183.5	82.6
Sara Lee	11.2	8.7
Unilever (United States) (3)	–	–

Table continued on next page

Peer	Market capitalization ($)	Revenues
Major Retailers/Services:		
Best Buy Co., Inc.	$8.5	$50.3
Costco Wholesale Corporation	36.2	87.0
The Home Depot, Inc.	64.8	68.0
Lowe's Companies Inc.	31.8	48.8
Sears Holding Corporation	3.4	43.3
Target Corporation	34.4	67.4
Walgreen Co.	29.8	72.2
Wal-Mart Stores, Inc.	204.7	419.0
Key Competitors:		
Burger King Holdings, Inc.	–	–
Starbucks Corporation	34.3	11.7
Wendy's Company	2.1	2.4
Yum! Brands, Inc.	27.2	12.6

(1) Source for market capitalization: Bloomberg.com. Data as of December 31, 2011.

(2) Reflects revenues, sales or comparable data as publicly disclosed by the applicable company in its annual report filed with the SEC for its most recently completed fiscal year.

(3) Unlisted U.S. division of non-U.S. company.

Compensation Policies And Practices

POLICY REGARDING STOCK OWNERSHIP OF MANAGEMENT

The Company has adopted stock ownership requirements for senior management because we believe they will more effectively pursue the long-term interests of shareholders if they are shareholders themselves. The following table provides our current stock ownership requirements, by level.

Level	Stock ownership requirements (multiple of salary)
Vice Chairman & CEO	6 X
President/COO	5 X
CFO	4 X
President U.S./Europe/APMEA	4 X
Executive Management (EVP)	4 X
Division President — U.S. paid	4 X
Division President — non-U.S. paid	3 X
Senior Management (SVP) — U.S. paid	3 X
Senior Management (SVP) — non-U.S. paid	2 X

The Committee reviews share ownership requirements and where members of senior management stand against their respective requirements annually. Once a member of senior management becomes subject to the stock ownership requirements, he/she has five years to satisfy the requirements. Currently, all executives meet or are on track to meet their respective stock ownership requirements.

Further, the Company has adopted restrictions that prohibit certain employees, including all of senior management, from engaging in derivative transactions to hedge the risk associated with their stock ownership. These restrictions also require approval in order to hold Company shares in a margin account.

CLAWBACK

The Company's compensation plans contain clawback provisions that apply to senior management.

Senior management may be required to repay compensation previously awarded under TIP and CPUP in certain circumstances (for example, the commission of fraud) and to the extent permitted under applicable law.

Payments under the ERRP, including some stock option gains and RSU payouts, are also subject to forfeiture and repayment in certain circumstances, such as violation of an applicable restrictive covenant or the commission of an act that would have resulted in termination for "cause."

Under our severance plan, the Company may cease payment of any future benefits and require repayment of any previously paid severance amounts upon violation of an applicable restrictive covenant or commission of an act that would have resulted in termination for "cause."

Unexercised stock options and unpaid RSUs are subject to forfeiture if the Company determines that any employee committed an act or acts involving dishonesty, fraud, illegality or moral turpitude. Further, if an executive violates a restrictive covenant, the Company has the right to cancel outstanding awards.

POLICY REGARDING FUTURE SEVERANCE PAYMENTS

The Company has a policy under which we will seek shareholder approval for severance payments to a NEO if such payments would exceed 2.99 times the sum of (i) the NEO's annual base salary as in effect immediately prior to termination of employment; and (ii) the highest annual bonus awarded to the NEO by the Company in any of the three full fiscal years immediately preceding the fiscal year in which termination of employment occurs. Certain types of payments are excluded from this policy, such as amounts payable under arrangements that apply to classes of employees other than the NEOs or that predate the implementation of the policy, as well as any payment that the Committee determines is a reasonable settlement of a claim that could be made by the NEO.

RISK AND COMPENSATION PROGRAMS

In considering the risks to the Company and its business that may be implied by our compensation plans and programs, the Committee focuses primarily on senior management, but also considers the design, operation and mix of the plans and programs at all levels of the Company. Our compensation program is designed to mitigate the potential to reward risk-taking that may produce short-term results that appear in isolation to be favorable, but that may undermine the successful execution of our long-term business strategy and erode shareholder value.

INTERNAL PAY EQUITY

Compensation opportunities reflect our executives' positions, responsibilities and tenure in a given position and are generally similar for executives who have comparable levels of responsibility (although actual compensation delivered may differ depending on relative performance). Mr. Skinner has ultimate responsibility for the strategic direction of the Company, and therefore is the most highly paid.

POLICY WITH RESPECT TO DEDUCTIBILITY OF COMPENSATION

We generally design our compensation programs to allow the Company to deduct compensation expense under Section 162 (m) of the Internal Revenue Code (Code), which limits to $1 million the tax deductibility of annual compensation paid to NEOs unless the compensation is performance-based. However, the Company reserves the discretion to pay compensation that does not qualify as performance-based compensation under Section 162(m) of the Code.

POLICIES AND PRACTICES REGARDING EQUITY AWARDS

Equity awards cannot be granted when the Company possesses material non-public information. The Company generally makes broad-based equity grants at approximately the same time each year following our release of financial information; however, the Company may choose to make equity awards outside of the annual broad-based grant (i.e., for new hires). Stock options may be granted only with an exercise price at or above the closing market price of the Company's stock on the date of grant.

Summary Compensation Table

The table below summarizes the total compensation earned by or paid to our NEOs in 2009, 2010 and 2011.

Name and principal position (a)	Year (b)	Salary (1) ($)(c)	Stock awards (2) ($)(e)	Option awards (3) ($)(f)	Non-equity incentive plan compensation (4) ($)(g)		All other compensation (5) ($)(i)	Total ($)(j)
James A. Skinner Vice Chairman and Chief Executive Officer	2011	$1,473,333	$1,429,035	$1,796,501	Annual: Long-term: Total:	$ 3,300,000 0 3,300,000	$ 752,024	$ 8,750,893
(retiring, effective June 30, 2012)	2010	1,433,333	1,415,255	1,752,389	Annual: Long-term: Total:	4,500,000 0 4,500,000	631,641	9,732,618
	2009	1,391,667	1,670,500	2,238,608	Annual: Long-term: Total:	3,250,000 8,280,000 11,530,000	743,350	17,574,125
Peter J. Bensen Corporate Executive Vice President and Chief Financial Officer	2011	670,833	446,730	561,559	Annual: Long-term: Total:	987,000 0 987,000	226,504	2,892,626
	2010	641,667	398,084	492,891	Annual: Long-term: Total:	1,296,000 0 1,296,000	198,800	3,027,441
	2009	554,167	291,702	390,873	Annual: Long-term: Total:	956,000 2,611,459 3,567,459	177,514	4,981,715
Donald Thompson President and Chief Operating Officer	2011	829,167	625,165	785,902	Annual: Long-term: Total:	1,526,000 0 1,526,000	307,514	4,073,748
(President and Chief Executive Officer, effective July 1, 2012)	2010	794,952	583,838	722,908	Annual: Long-term: Total:	1,855,000 0 1,855,000	174,662	4,131,360
	2009	570,833	344,725	715,758	Annual: Long-term: Total:	581,000 2,760,000 3,341,000	166,077	5,138,393
Timothy J. Fenton President, McDonald's Asia/ Pacific, Middle East and Africa	2011	601,500	401,969	505,299	Annual: Long-term: Total:	667,000 0 667,000	302,468	2,478,236
	2010	581,083	371,564	460,033	Annual: Long-term: Total:	961,000 0 961,000	385,411	2,759,091
	2009	563,750	344,725	461,941	Annual: Long-term: Total:	834,000 2,760,000 3,594,000	1,164,702	6,129,118
Janice L. Fields President, McDonald's USA (6)	2011	593,333	321,602	404,242	Annual: Long-term: Total:	679,000 0 679,000	155,854	2,154,031
	2010	573,351	291,947	361,459	Annual: Long-term: Total:	780,000 0 780,000	146,659	2,153,416

(1) Reflects annual increases in salary that took effect March 1, 2011. Annual base salaries as of December 31, 2011 were as follows:

James A. Skinner	$1,480,000
Peter J. Bensen	675,000
Donald Thompson	835,000
Timothy J. Fenton	605,000
Janice L. Fields	597,000

(2) Represents the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718, based on the probable outcome of the applicable performance conditions and excluding the effect of estimated forfeitures during the applicable vesting periods, of RSUs granted under the McDonald's Corporation Amended and Restated 2001 Omnibus Stock Ownership Plan, as amended (Equity Plan). Values are based on the closing price of the Company's common stock on the grant date, less the present value of expected dividends over the vesting period. Generally, RSUs vest on the third anniversary of the grant date and are subject to performance-based vesting conditions linked to the achievement of target levels of diluted EPS growth. Additional information is disclosed in the Grants of Plan-Based Awards table on page 20 and the Outstanding Equity Awards at 2011 Year-end table on pages 23 and 24. A more detailed discussion of the assumptions used in the valuation of RSU awards may be found in the Notes to Consolidated Financial Statements under "Share-based Compensation" on pages 41 and 42 of the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

(3) Represents the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures during the applicable vesting periods of options. Options have an exercise price equal to the closing price of the Company's common stock on the grant date, vest in equal installments over a four-year period and are subject to the Equity Plan. Values for options granted in 2011 are determined using a closed-form pricing model based on the following assumptions, as described in the footnotes to the consolidated financial statements: expected volatility based on historical experience of 21.5%; an expected annual dividend yield of 3.2%; a risk-free return of 2.8%; and expected option life based on historical experience of 6.3 years. Additional information about options is disclosed in the Grants of Plan-Based Awards table on page 20 and the Outstanding Equity Awards at 2011 Year-end table on pages 23 and 24. A more detailed discussion of the assumptions used in the valuation of option awards may be found in the Notes to Consolidated Financial Statements under "Share-based Compensation" on page 31 of the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

(4) Our annual cash incentive plan is referred to as TIP and our long-term cash incentive plan is referred to as CPUP. CPUP operates on non-overlapping three-year cycles.

(5) "All other compensation" for 2011 includes the Company's contributions to the Profit Sharing and Savings Plan and Excess Benefit and Deferred Bonus Plan as follows:

James A. Skinner	$597,333
Peter J. Bensen	196,684
Donald Thompson	268,417
Timothy J. Fenton	156,250
Janice L. Fields	137,333

Also included are the following categories of perquisites: personal use of Company-provided cars or an allowance; life insurance (at a cost of $28,428 for Mr. Skinner); financial counseling; annual physical examinations for the executives and spouses; executive security; matching charitable donations; limited personal items; and personal use (which includes travel for service on boards of directors other than our Board) of the Company's aircraft (with a net cost to the Company in 2011 of $108,851 for Mr. Skinner). In general, the CEO is the only executive permitted to use the aircraft for personal travel. However, in certain circumstances the CEO may at his discretion permit other executives to use the aircraft for personal travel. In 2011, Mr. Thompson used the aircraft for one personal trip. In addition, at the discretion of the CEO, other executives may be joined by their spouses on the aircraft. The Company does not provide any tax gross-ups on the perquisites described above.

Mr. Fenton previously performed an international assignment in Hong Kong. As a result, he received certain tax-related benefits in connection with his international assignment. In particular, Mr. Fenton participated in the Company's tax equalization program, which reimburses an executive's tax obligations arising solely as a result of an international assignment, to the extent that those tax obligations are in excess of taxes that would have been due had the executive not performed the international assignment. Although Mr. Fenton returned to the U.S. in April of 2010, he continued to have tax liability in Hong Kong in 2011 arising from his international assignment. In 2011, the Company made a Hong Kong tax payment in the amount of $86,195 on Mr. Fenton's behalf. Consistent with Company policy, the Company also provided Mr. Fenton with tax preparation services at a cost of $29,514.

The incremental cost of perquisites is included in the amount provided in the table and based on actual charges to the Company, except as follows: (i) Company-provided cars includes a pro rata portion of the purchase price, fuel and maintenance, based on personal use, and (ii) corporate aircraft includes fuel, on-board catering, landing/handling fees and crew costs and excludes fixed costs, such as pilot salaries and the cost of the aircraft. In accordance with Company policy, the CEO must reimburse the Company for a portion of personal use of the corporate aircraft, calculated as the lower of (i) amount determined under the Code based on four times the Standard Industry Fare Level (SIFL) rate per person or (ii) 200% of the actual fuel cost.

(6) Ms. Fields was not an executive officer in 2009.

Grants of Plan-based Awards–Fiscal 2011

In 2011, the NEOs received annual cash awards under TIP. The formula for determining payouts under the TIP is described following the footnotes to the table. Columns (d) and (e) below show the target and maximum awards they could have earned. Actual payouts are in column (g) of the Summary Compensation Table. In 2011, the NEOs also received two types of equity awards: RSUs subject to performance-based vesting criteria (see columns (f), (g), (h) and (l)) and stock options (see columns (j), (k) and (l)).

Name (a)	Plan	Grant date (b)	Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards (1)			All other option awards: number of securities underlying option (2) (#)(j)	Exercise or base price of option awards ($/Sh)(k)	Grant date fair value of stock and options awards (3) ($)(l)
			Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)			
James A. Skinner	TIP		0	$2,220,000	$5,550,000						
	Equity Plan	2/9/11				5,268	21,071	21,071			$ 1,429,035
	Equity Plan	2/9/11							147,496	$ 75.93	1,796,501
Peter J. Bensen	TIP		0	675,000	1,687,500						
	Equity Plan	2/9/11				1,647	6,587	6,587			446,730
	Equity Plan	2/9/11							46,105	75.93	561,559
Donald Thompson	TIP		0	1,043,750	2,609,375						
	Equity Plan	2/9/11				2,305	9,218	9,218			625,165
	Equity Plan	2/9/11							64,524	75.93	785,902
Timothy J. Fenton	TIP		0	514,250	1,285,625						
	Equity Plan	2/9/11				1,482	5,927	5,927			401,969
	Equity Plan	2/9/11							41,486	75.93	505,299
Janice L. Fields	TIP		0	507,450	1,268,625						
	Equity Plan	2/9/11				1,186	4,742	4,742			321,602
	Equity Plan	2/9/11							33,189	75.93	404,242

(1) Reflects grants of RSUs subject to performance-based vesting conditions under the Equity Plan. The RSUs vest on February 9, 2014, subject to achievement of a specified EPS growth target during the performance period ending on December 31, 2013. The performance target for all RSU awards granted to the NEOs in 2011 is compounded annual EPS growth of 6% on a cumulative basis, adjusted to exclude certain items as described on page 14. If target is achieved, 100% of the RSUs will vest. If no compounded EPS growth is achieved, no RSUs will vest. If compounded EPS growth is achieved, but below target, the awards will vest proportionally.

(2) Reflects grants of options in 2011. For details regarding options, please refer to footnote 3 to the Summary Compensation Table on page 19.

(3) The values in this column for RSUs and options were determined based on the assumptions described in footnotes 2 and 3, respectively, to the Summary Compensation Table on page 19.

TIP AWARDS

Target TIP awards for 2011 were equal to a percentage of salary. The final payouts (shown in column (g) to the Summary Compensation Table) were determined based on the following principles:

> TIP measures performance using a "team factor" that is initially determined based on growth in operating income. The team factor increases with growth in operating income up to 100% at the target level of growth and to higher percentages at higher levels of growth, up to the maximum (175% in 2011). The team factor can then be adjusted up or down, within specified limits, based on "modifiers" reflecting other measures of Corporate and/or AOW performance. The target amount is multiplied by the team factor, which includes the modifiers. The product is the "adjusted target award."

> Each participant is assigned an individual performance factor determined based on a combination of both subjective and objective factors. The adjusted target award is multiplied by the individual performance factor, and the product is the final payout.

The flowchart below illustrates this process:


Team factor (up to 175% for 2011) determined based on growth in operating income measured by Corporate factor, AOW factor or a blend
Team factor adjusted up or down (by up to 25 percentage points for 2011) based on modifiers measured by Corporate factor, AOW factor or a blend
Individual TIP target amount ($)
TIP target multiplied by team factor
Adjusted target award
Adjusted target award multiplied by individual performance factor (up to 150% for 2011)
Final individual TIP payout (up to 250% of target award for 2011)

The table below shows how increases in operating income determined the team factor for each business segment in 2011, before the application of modifiers. The table shows the target and maximum levels of growth in operating income. Operating income at the Corporate level was included in the TIP team factor calculation for all of our executives. In addition, the results for the U.S. were included in the calculation for Ms. Fields and the results for APMEA were included in the calculation for Mr. Fenton.

TIP team factor and growth in operating income for 2011

Team factor as % of target	0%	100% (Target)	175% (Maximum)
Growth in operating income over 2010:			
Corporate factor	0%	8.5%	13.7%
U.S. factor	0	5.2	9.4
APMEA factor	0	12.0	20.9
Europe factor	0	7.6	13.5

Operating income growth in 2011 was 9.7% (Corporate), 6.4% (U.S.), 13.3% (APMEA) and 9.7% (Europe). The resulting Corporate, U.S., APMEA and Europe team factors were 115.1%, 119.7%, 110.1% and 125.2%, respectively, before the application of modifiers.

The target TIP awards, the team factors (including the modifiers), the individual performance factors and the final payouts as a percentage of target awards for the NEOs in 2011 are summarized below.

Named executive officer	Target TIP award (% of salary)	Applicable team factor(s)	Team factor(s) before application of modifiers (% of target award)	Impact of modifiers (% added or subtracted)	Final team factor applied to determine TIP payout (% of target award)	Personal factor (%)	Final TIP payout (% of target award)
			Team factors (Corporate factor; AOW factor; blend)				
James A. Skinner	150%	Corporate	115.1%	6.7%	121.8%	122%	148.6%
Peter J. Bensen	100	Corporate	115.1	6.7	121.8	120	146.2
Donald Thompson	125	Corporate	115.1	6.7	121.8	120	146.2
Timothy J. Fenton	85	Corporate (weighted 25%)	115.1	6.7	121.8	107	129.7
		APMEA (weighted 75%)	110.1	10.9	121.0		
Janice L. Fields	85	Corporate (weighted 25%)	115.1	6.7	121.8	107	133.8
		U.S. (weighted 75%)	119.7	6.3	126.0		

The applicable modifiers are described in the following table:

Team factor	Modifiers	Potential weight of each modifier (range)	Potential overall adjustment of team factor by modifiers (range)
Corporate factor	> Comparable Guest Counts Growth > Customer Satisfaction Opportunity > G&A Expense Control	Up to +7.5 or -5 percentage points	Up to +/-15 percentage points
AOW factor	> Comparable Guest Counts Growth > Customer Satisfaction Opportunity > Improvements in Employee Commitment	Up to +/-10 percentage points	Up to +/-25 percentage points

Outstanding Equity Awards at 2011 Year-end

	Option awards				Stock awards			
Name (a)	Number of securities underlying unexercised options exercisable (1) (#)(b)	Number of securities underlying unexercised options unexercisable (1) (#)(c)	Option exercise price ($)(e)	Option expiration date (f)	Number of shares or units of stock that have not vested (2) (#)(g)	Market value of shares or units of stock that have not vested (2)(3) ($)(h)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (4) (#)(i)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested (3)(4) ($)(j)
James A. Skinner	40,000	0	$14.31000	03/18/2013				
	106,193	0	35.25000	03/21/2013				
	62,500	0	26.63000	02/16/2014				
	62,500	0	25.31000	05/20/2014				
	250,000	0	31.21000	12/01/2014				
	151,910	0	34.54000	03/23/2016				
	116,589	0	45.02000	02/14/2017				
	278,073	92,690	56.64000	02/13/2018				
	115,870	115,870	57.08000	02/11/2019				
	44,253	132,756	63.25000	02/10/2020				
	0	147,496	75.93000	02/09/2021				
							79,478	$7,974,028
Peter J. Bensen	12,000	0	26.63000	02/16/2014				
	6,000	0	25.31000	05/20/2014				
	15,971	0	32.60000	02/16/2015				
	15,870	0	36.37000	02/14/2016				
	15,157	0	45.02000	02/14/2017				
	18,075	6,025	56.64000	02/13/2018				
	20,233	20,230	57.08000	02/11/2019				
	12,449	37,338	63.25000	02/10/2020				
	0	46,105	75.93000	02/09/2021				
							19,484	1,954,830
Donald Thompson	500	0	39.50000	01/24/2013				
	41,800	0	35.25000	03/21/2013				
	30,000	0	26.63000	02/16/2014				
	30,000	0	25.31000	05/20/2014				
	25,299	0	32.60000	02/16/2015				
	20,611	0	36.37000	02/14/2016				
	24,984	0	45.02000	02/14/2017				
	33,369	11,123	56.64000	02/13/2018				
	37,049	37,046	57.08000	02/11/2019				
	18,256	54,765	63.25000	02/10/2020				
	0	64,524	75.93000	02/09/2021				
							26,486	$2,657,340
Timothy J. Fenton	28,315	0	45.02000	02/14/2017				
	33,369	11,123	56.64000	02/13/2018				
	23,910	23,910	57.08000	02/11/2019				
	11,617	34,851	63.25000	02/10/2020				
	0	41,486	75.93000	02/09/2021				
							19,401	$1,946,502

Table continued on next page

Table continued from previous page

Name (a)	Option awards				Stock awards			
	Number of securities underlying unexercised options exercisable (1) (#)(b)	Number of securities underlying unexercised options unexercisable (1) (#)(c)	Option exercise price ($)(e)	Option expiration date (f)	Number of shares or units of stock that have not vested (2) (#)(g)	Market value of shares or units of stock that have not vested (2)(3) ($)(h)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (4) (#)(i)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested (3)(4) ($)(j)
Janice L. Fields	26,400	0	$35.25000	03/21/2013				
	7,500	0	26.63000	02/16/2014				
	2,000	0	25.31000	05/20/2014				
	23,460	0	32.60000	02/16/2015				
	19,580	0	36.37000	02/14/2016				
	19,987	0	45.02000	02/14/2017				
	18,075	6,025	56.64000	02/13/2018				
	12,875	12,874	57.08000	02/11/2019				
	9,130	27,381	63.25000	02/10/2020				
	0	33,189	75.93000	02/09/2021				
					3,680	$ 369,214	9,960	$999,287

(1) In general, options expire on the tenth anniversary of grant. However, the options due to expire on March 21, 2013 were granted on March 21, 2000. Options generally vest and become exercisable in equal installments over a four-year period. For details regarding equity treatment upon termination, see page 30.

(2) These RSUs vested on February 11, 2012 and were not subject to performance-based vesting conditions as they were granted to Ms. Fields prior to serving as President of McDonald's USA.

(3) Calculated by multiplying the number of shares covered by the award by $100.33, the closing price of Company stock on the New York Stock Exchange on December 30, 2011.

(4) Reflects unvested performance-based RSUs that are scheduled to be paid out as follows if the targets are met (or were paid out, in the case of awards that vested in 2012).

Named executive officer	Vesting date	Number of RSUs
James A. Skinner	02/11/12	33,112
	02/10/13	25,295
	02/09/14	21,071
Peter J. Bensen	02/11/12	5,782
	02/10/13	7,115
	02/09/14	6,587
Donald Thompson	02/11/12	6,833
	02/10/13	10,435
	02/09/14	9,218
Timothy J. Fenton	02/11/12	6,833
	02/10/13	6,641
	02/09/14	5,927
Janice L. Fields	02/10/13	5,218
	02/09/14	4,742

Option Exercises and Stock Vested–Fiscal 2011

	Option awards		Stock awards	
Name (a)	Number of shares acquired on exercise (#)(b)	Value realized on exercise ($)(c)	Number of shares acquired on vesting (#)(d)	Value realized on vesting ($)(e)
James A. Skinner	100,000	$3,623,510	52,967	$4,032,907
Peter J. Bensen	13,826	812,825	7,857	598,232
Donald Thompson	30,000	1,618,317	6,356	483,946
Timothy J. Fenton	0	0	6,356	483,946
Janice L. Fields	63,250	3,114,340	3,443	262,150

Non-qualified Deferred Compensation–Fiscal 2011

Name (a)	Executive contributions in last FY (1) ($)(b)	Registrant contributions in last FY (1) ($)(c)	Aggregate earnings in last FY ($)(d)	Aggregate withdrawals/ distributions ($)(e)	Aggregate balance at last FYE (2) ($)(f)
James A. Skinner	$4,699,000	$579,717	$2,006,917	0	$38,471,994
Peter J. Bensen	298,193	182,115	512,250	0	4,717,035
Donald Thompson	250,972	243,917	356,447	0	2,246,397
Timothy J. Fenton	1,119,450	143,767	664,926	0	7,027,459
Janice L. Fields	449,067	112,833	234,413	0	3,902,619

(1) Represents salary deferrals which are also reported as compensation for 2011 in the Summary Compensation Table on page 18: $199,000 for Mr. Skinner; $90,833 for Mr. Bensen; $41,750 for Mr. Thompson; $158,450 for Mr. Fenton; and $39,800 for Ms. Fields. The remaining amounts represent bonus deferrals under TIP, which were previously reported in the Summary Compensation Table for 2010. The amounts reported in column (c) are included in "All other compensation" in column (i) of the Summary Compensation Table.

(2) Includes amounts previously reported in the Summary Compensation Table, in the aggregate, as follows:

James A. Skinner	$14,998,733
Peter J. Bensen	2,873,894
Donald Thompson	627,881
Timothy J. Fenton	3,572,004
Janice L. Fields	1,000,440

EXCESS BENEFIT AND DEFERRED BONUS PLAN (EXCESS PLAN)

The Company's Excess Plan is a successor plan to the Supplemental Plan described below. The Excess Plan is a non-tax-qualified, unfunded plan that allows certain management and highly compensated employees to (i) make tax-deferred contributions from their salary, TIP and CPUP awards; and (ii) receive matching contributions (on deferrals of salary and TIP awards only), in excess of the Internal Revenue Service (IRS) limits under the Profit Sharing and Savings Plan.

At the time of deferral, participants may elect to receive distributions either in a lump-sum or in regular installments over a period of up to 15 years following separation from service. Distributions are delayed for six months following separation from service.

Deferrals are nominally invested in investment funds selected by participants and are credited with a rate of return based on the investment option(s) selected. The investment options are currently based on the Profit Sharing and Savings Plan's McDonald's common stock fund; a stable value fund; and an S&P 500 Index fund.

SUPPLEMENTAL PROFIT SHARING AND SAVINGS PLAN (SUPPLEMENTAL PLAN)
Prior to the Excess Plan, the Company's Supplemental Plan allowed participants to defer compensation in excess of the IRS limits that applied to the Profit Sharing and Savings Plan. In 2004, the Company froze the Supplemental Plan. Prior to 2005, the Supplemental Plan allowed deferrals of salary and all or a portion of cash incentives as well as Company contributions on deferrals of salary and TIP. The investment options for existing accounts under the Supplemental Plan are identical to those under the Excess Plan. A participant may elect to have distributions commence in the year following termination in a single lump-sum, in installments commencing on a date of the participant's choice or in an initial lump-sum payment with subsequent installment payments, all of which must be completed within 25 years. If the participant does not file a distribution election in the year of termination, the participant's entire Supplemental Plan balance is paid out in cash in the year following termination. In-service and hardship withdrawals are permitted subject to certain conditions.

Potential Payments Upon Termination or Change in Control
Our NEOs would become entitled to certain payments and benefits in connection with a change in control and/or if their employment with the Company were to terminate as described below.

POTENTIAL PAYMENTS UPON OR IN CONNECTION WITH A CHANGE IN CONTROL
A "change in control" is generally defined as either (i) the acquisition of 20% or more of our common stock or voting securities by a single purchaser or a group of purchasers acting together; (ii) the incumbent members of the Board cease to constitute at least a majority of the Board as a result of an actual or threatened election contest; (iii) a significant merger or other business combination involving the Company; or (iv) a complete liquidation or dissolution of the Company.

> Change in control employment agreements (CIC Agreements)
The Company has CIC Agreements with some of its senior management, including all of the NEOs. The Company does not intend to enter into any new CIC agreements. An executive who also participates in the ERRP would be entitled to receive the greater of the benefits under the ERRP or the benefits under the CIC Agreement, but not both. A minimum of two years' notice is required to terminate a CIC Agreement.

The CIC Agreements provide that, during the three-year period following a change in control, referred to as the "protected period," the executive's (i) position and authority may not be reduced; (ii) place of work may not be relocated by more than 30 miles; (iii) salary may not be reduced; (iv) annual bonus opportunity may not be reduced; and (v) participation in benefit plans will continue on terms not less favorable than before the change in control. In addition, within 30 days after a change in control, if it is also a change in control under Code Section 409A, the Company will pay a prorated portion of (i) the target annual bonus and (ii) the target long-term incentive bonus, both for the partial performance period in which the change in control occurs. If it is not a change in control under Code Section 409A, the Company will pay (i) a prorated portion of the executive's annual bonus, based on the Company's actual performance, and (ii) a prorated portion of the executive's long-term incentive bonus based on target performances, both on the date on which such bonuses are paid to Company employees generally. The treatment of outstanding equity awards is described under "Equity awards" on page 27. If the Company fails to comply with these provisions, the executive may terminate employment for "good reason" during the protected period.

If the executive terminates employment for good reason or is terminated by the Company without "cause" during the protected period, then, in addition to receiving accrued but unpaid salary, bonus, deferred compensation and other benefit amounts due on termination, the executive will be entitled to: (i) a lump-sum cash payment equal to three times the sum of the executive's salary, target annual bonus and contribution received under the Company's deferred compensation plan; (ii) a pro rata portion of the target annual bonus, reduced (but not below zero) by the amount of annual bonus paid for that year; (iii) a lump-sum payment equal to continued medical, life insurance, fringe and other benefits for three years after the termination; and (iv) a lump-sum cash payment for any accrued sabbatical leave. In addition, for purposes of determining eligibility for any post-retirement medical benefits, the executive will be treated as having three additional years of age and service. The executive will be eligible for these benefits subject to execution of an agreement that includes restrictive covenants and a release of claims. Payment of these benefits will be delayed for six months.

The Company will reimburse an executive on an after-tax basis for excise tax payments that are considered to be contingent upon a change in control. If the aggregate after-tax amount of benefits is not more than 110% of what the executive would receive if benefits were reduced to a level that would not be subject to excise taxes, the executive will not be entitled to receive a reimbursement and the aggregate amount of benefits to which he/she is entitled will be reduced to the greatest amount that can be paid without triggering excise taxes.

In the case of the death or disability of an executive during the protected period, the executive or his/her estate will be entitled to receive accrued salary, bonus, deferred compensation and other benefit amounts due at levels provided to peers and at least as favorable as those immediately preceding the change in control.

If (i) the Company terminates an executive for cause following a change in control; (ii) an executive voluntarily terminates employment without good reason following a change in control; or (iii) an executive who is otherwise eligible to receive severance benefits fails to execute the requisite agreements, then that executive will receive only a lump-sum payment of accrued salary, bonus, deferred compensation and other benefit amounts.

The following table sets forth the benefits that would have been payable under the CIC agreements, assuming that on December 31, 2011 they had been terminated without cause or resigned with good reason in the protected period following a change in control. Pro rata 2011 TIP payments are not included because if the NEOs had terminated employment on December 31, 2011, they would have earned these awards in full under the 2011 TIP and the pro rata payout they would have been entitled to would be zero. Pro rata CPUP payments are not included because the NEOs would be entitled to these awards pursuant to the 2010–2012 CPUP following a change in control, as described below, and there is no incremental benefit upon termination.

	Severance payment (3x salary, bonus and Company contribution to deferred compensation plan) ($)	Benefit continuation ($)	Sabbatical ($)	Tax gross-up payments ($)	Total ($)
James A. Skinner	$12,869,174	$110,033	$227,692	$11,157,824	$24,364,723
Peter J. Bensen	4,614,532	121,595	0	4,986,114	9,722,241
Donald Thompson	6,282,179	119,787	128,462	5,716,141	12,246,569
Timothy J. Fenton	3,837,280	121,117	0	0	3,958,397
Janice L. Fields	3,704,797	109,564	91,846	0	3,906,207

> CPUP

Under the 2010–2012 CPUP, all of the NEOs would be entitled to accelerated vesting and, in certain circumstances, payment of CPUP awards on a change in control. If a change in control were to occur before December 31, 2012, notwithstanding the terms of the CIC agreements, each NEO would be entitled to receive a pro rata portion of the award based on performance prior to the CIC event. If the change in control also qualified as a change in control under Section 409A, we intend to pay this amount immediately. Otherwise, the prorated award would be paid out as originally scheduled.

The table below sets forth the payments that the NEOs would have been entitled to receive under the 2010–2012 CPUP if a change in control had occurred on December 31, 2011, based on performance through that date:

James A. Skinner	$10,885,333
Peter J. Bensen	3,809,867
Donald Thompson	5,170,533
Timothy J. Fenton	2,245,100
Janice L. Fields	2,245,100

> Equity awards

Under the Equity Plan, upon a change in control, outstanding unvested options and RSUs will be replaced by equivalent awards based on publicly-traded stock of the successor entity. The replacement awards will vest and become exercisable (in the case of options) or be paid out (in the case of service-based RSUs) if the grantee's employment is terminated for any reason other than "cause" within two years following the change in control. In addition, if employment is terminated other than for "cause" within two years following the change in control, all options will remain outstanding for not less than two years following termination or until the end of the original term, if sooner.

If the awards cannot be replaced (e.g., because the acquirer does not have publicly-traded securities) or if the Committee so determines, vesting will be accelerated. RSUs would vest (performance-based RSUs at target) and be paid out upon a Code Section 409A change in control; otherwise, the RSUs would be paid out on the originally scheduled payment date or, if earlier, on the executive's death, disability or termination of employment, subject to any required delay under Code Section 409A.

Terminations initiated by the employee will not result in accelerated vesting of replacement awards.

If a change in control had occurred on December 31, 2011 and either (i) if the outstanding options and RSUs held by the NEOs could not be replaced or (ii) if the Committee so determined, assuming that the transaction met the applicable definition of a change in control under the Equity Plan and Section 409A: (i) options would have vested and (ii) RSUs would have vested and been paid out immediately (performance-based RSUs at target). The awards held by the NEOs as of December 31, 2011 are set forth in the Outstanding Equity Awards at 2011 Year-end table on pages 23 and 24.

The table below summarizes the value of the change in control payouts that the NEOs could have received based on (i) in the case of options, the "spread" between the exercise price and the closing price of the Company's common stock on December 30, 2011 and (ii) in the case of RSUs, the target number of shares, multiplied by the closing price of the Company's common stock on December 30, 2011. The table sets forth the hypothetical value that the NEOs could have realized as a result of the accelerated equity awards, based on these assumptions. If there were no change in control, the amounts shown would have vested over time, subject to continued employment and with respect to the RSUs, performance-based vesting conditions, except in the case of Mr. Skinner due to the ERRP. As a result, the values shown are greater than the benefit attributable solely to acceleration of the awards.

Named executive officer	Stock options (closing price on 12/30/11 minus exercise price) ($)	RSUs (number of shares/target number of shares multiplied by closing price on 12/30/11) ($)	Total ($)
James A. Skinner	$17,582,498	$7,974,028	$25,556,526
Peter J. Bensen	3,647,635	1,954,830	5,602,465
Donald Thompson	5,693,275	2,657,340	8,350,615
Timothy J. Fenton	3,824,605	1,946,502	5,771,107
Janice L. Fields	2,645,132	1,368,501	4,013,633

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT (OTHER THAN FOLLOWING A CHANGE IN CONTROL)

> McDonald's Corporation Severance Plan (Severance Plan)

Under the Severance Plan, Messrs. Bensen, Fenton and Thompson and Ms. Fields would receive severance benefits if they were terminated by the Company without "cause," due to a reduction in work force or job elimination; however, the Severance Plan excludes terminations for performance reasons. Applicable benefits consist of a lump-sum payment with respect to severance pay, based on final salary; and the continuation of medical and dental benefits. Amounts are based on position and length of service. In addition, in a covered termination, each eligible NEO would receive prorated TIP and CPUP payments based on actual performance and paid at the same time payments are made to other participants; accrued sabbatical leave; and outplacement assistance. Payments would be delayed for six months following termination of employment to the extent required under Section 409A.

The value of the benefits that would be payable under the Severance Plan on December 31, 2011 are as set forth below. Pro rata 2011 TIP payments are not included because they would have earned these awards in full under the 2011 TIP. The pro rata CPUP payment shown under the 2010–2012 CPUP is estimated based on performance through 2011. Any pro rata CPUP payment would be based on actual performance for the full performance period and would be paid after the completion of the 2012 fiscal year at the same time as payments are made to other CPUP participants.

	Salary continuation	Benefit continuation	Other (sabbatical and out-placement)	Pro rata CPUP awards	Total
Peter J. Bensen	$389,423	$34,187	$12,000	$3,809,867	$4,245,477
Donald Thompson	674,423	43,634	140,462	5,170,533	6,029,052
Timothy J. Fenton	605,000	37,531	12,000	2,245,100	2,899,631
Janice L. Fields	597,000	32,945	103,846	2,245,100	2,978,891

BENEFITS UNDER THE EXECUTIVE RETENTION REPLACEMENT PLAN

Under the ERRP, Mr. Skinner is entitled to certain benefits if his employment is terminated for any reason other than death, disability or "cause" or if Mr. Skinner retired or resigned for "good reason." In connection with his June 30, 2012 retirement, he will receive the benefits described in (i) through (v) below, plus the equivalent of Company matching contributions under deferred compensation plans for 6.5 years, as well as secretarial services for two years and $135,000 in lieu of fringe benefits and provision of an office. In addition, a pro rata portion of his outstanding TIP and CPUP awards will vest and will be paid at the end of each award's respective performance period, based on the Company's achievement of the applicable performance goals for the full performance periods. All of Mr. Skinner's outstanding RSUs will vest and will be paid out on the originally scheduled payment dates, subject to the Company's achievement of the applicable performance goals. In addition, all of Mr. Skinner's outstanding options will become exercisable in accordance with their original vesting schedule and remain outstanding for 9.5 years following his retirement (or until the expiration of the option's original term, if sooner).

If Mr. Skinner were to be terminated without "cause," he would be entitled to receive a cash lump-sum equal to the present value of (i) final salary for 18 months; (ii) 50% of final salary for five years; (iii) prorated TIP, based on actual performance, for the year of termination; (iv) target TIP for 18 months; and (v) the estimated value of continued participation in Company health and welfare plans for 6.5 years. In addition, his options that would have vested within five years following termination would vest and become exercisable, and all vested options would remain outstanding until five years following termination or until the expiration of the option's original term, if sooner. RSUs would vest on a pro rata basis, based on the number of months employed during the vesting period, and would be paid out in accordance with actual performance results achieved during the vesting period. A pro rata portion (based on the portion of the performance period prior to termination) of any outstanding CPUP award would vest and would be paid at the end of the performance period, based on the achievement of the applicable performance goals.

Payments under the ERRP will be delayed for six months following the termination of his employment. Receipt of benefits is subject to the execution of an agreement that includes restrictive covenants, including a non-compete agreement and a release of claims.

The benefits that would have been payable if Mr. Skinner's employment had terminated on December 31, 2011 under the ERRP and CPUP are as follows:

	Lump-sum ERRP payment ($)	Pro rata CPUP payment ($)(2)	Other (3)	Total ($)
Termination without cause	$8,779,384	10,885,333	N/A	$19,664,717
Retirement (1)	9,714,124	10,885,333	$135,000	20,734,457

(1) Pursuant to SEC rules, this table reflects benefits which Mr. Skinner would have been entitled to if he had terminated on December 31, 2011. In connection with his June 30, 2012 retirement, he will be entitled to a pro rata portion of his 2012 TIP and 2010-2012 CPUP awards. The awards will be subject to actual performance for the full performance period, prorated based on his retirement date, and paid in early 2013.

(2) As noted in footnote 1, Mr. Skinner will be entitled to receive a pro rata CPUP award based upon his retirement date and actual performance against the specific metrics. This number represents the pro rata CPUP payment based on actual performance through 2011.

(3) Payments in lieu of fringe benefits and provision of an office, plus secretarial services, as described above.

The table below shows the effect on outstanding equity awards if Mr. Skinner's employment had terminated on December 31, 2011 under the ERRP based on: (i) in the case of options, the "spread" between the exercise price and the closing price of the Company's stock on December 30, 2011; and (ii) in the case of RSUs, the number of prorated shares in which he would vest, multiplied by the closing price of the Company's stock on December 30, 2011.

	Amount of outstanding equity upon termination without cause ($)	Effect of retirement	Effect of termination without cause
James A. Skinner	$23,079,880	No acceleration of vesting; outstanding options will be exercisable in accordance with original vesting schedule and remain outstanding for 9.5 years or until expiration of the original term if sooner. RSUs will vest in accordance with the original vesting schedule and will be paid out in accordance with actual performance results achieved.	All options that would have vested within five years following termination would vest and become exercisable, and all vested stock options would remain outstanding until five years following termination or until the expiration of the option's original term, if sooner. RSUs would vest on a pro rata basis based on the number of months employed during the vesting period and would be paid out in accordance with actual performance results achieved.

If Mr. Skinner's employment were to terminate due to death or disability, under the ERRP, he or his estate would be entitled to receive: (i) accrued salary and annual incentive awards; and (ii) payment or provision of death or disability benefits, as applicable, equal to the benefits provided by the Company to the estates and beneficiaries of his peers. Upon termination for "cause," he would be entitled to receive accrued salary and annual incentive awards and no other benefits.

Participation in this program was previously frozen, and following Mr. Skinner's retirement, there will only be one remaining participant.

EFFECT OF TERMINATION OF EMPLOYMENT UNDER EQUITY INCENTIVE PLANS

> Stock Options

Unvested options are generally forfeited on termination of employment, with vested options remaining outstanding and exercisable for 90 days, except on termination for "cause." For grants prior to 2010, executives (and all other employees) may be entitled to accelerated exercisability and an extended post-termination exercise period (generally one to three years) upon certain termination events (including retirement and termination by the Company without "cause").

Beginning with awards granted to executives in 2010, options no longer provide for accelerated exercisability. Instead, the options continue to become exercisable on the originally scheduled dates and remain exercisable for the extended post-termination exercise period, as applicable. If an executive violates a restrictive covenant following termination, the Company may cancel any outstanding options. Further, beginning in 2011, except for participants in the ERRP, if an executive terminates employment for any reason other than death or disability, all options granted in the last 12 months are immediately forfeited.

The table below summarizes the value of the payouts on termination of employment in circumstances that would result in acceleration of the option awards (i.e., retirement or "special circumstances," which includes termination by the Company without "cause," death or disability), if termination had occurred on December 31, 2011.

The values shown are based on the "spread" between the exercise price and the closing price of the Company's common stock on December 30, 2011. The table sets forth the total hypothetical value that a NEO could have realized as a result of acceleration of awards. The values shown are greater than the incremental benefit attributable solely to acceleration of the awards.

Named executive officer	Type of termination	Stock options (closing price on 12/30/11 minus exercise price) ($)
James A. Skinner	Retirement	n/a*(1)*
	Special circumstances	$17,582,498
	Death/disability	17,582,498
Peter J. Bensen	Retirement	0*(2)*
	Special circumstances	2,061,175
	Death/disability	3,647,635
Donald Thompson	Retirement	4,118,890
	Special circumstances	4,118,890
	Death/disability	5,693,275
Timothy J. Fenton	Retirement	2,812,346
	Special circumstances	2,812,346
	Death/disability	3,824,605
Janice L. Fields	Retirement	1,835,320
	Special circumstances	1,835,320
	Death/disability	2,645,132

(1) Please refer to the table on page 29 for a description of Mr. Skinner's treatment upon retirement under the ERRP.

(2) Mr. Bensen is not eligible to receive favorable treatment upon retirement under the Equity Plan.

> RSUs

Unvested RSUs are generally forfeited on termination of employment. In the case of certain termination events (including retirement and termination by the Company without "cause"), executives (and all other employees) are entitled to accelerated vesting of RSUs, prorated based upon the number of months worked during the vesting period. However, RSUs subject to performance-based vesting conditions are not accelerated on termination of employment; instead any pro rata vesting is subject to the satisfaction of the applicable performance conditions, determined following completion of the performance period. As discussed on page 13, the Company's practice is to grant executives RSUs with performance-based vesting conditions. Further, beginning in 2011, except for participants in the ERRP, if an executive (or any other employee) terminates employment for any reason other than death or disability, all RSUs granted in the last 12 months are immediately forfeited upon termination.

DEFERRED COMPENSATION

Following separation from service for any reason, the NEOs would receive distributions from their accounts under the Supplemental Plan and the Excess Plan in accordance with their elected distribution schedules, as described on pages 25 and 26.

PROPOSAL NO. 2.

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

We are asking our shareholders to provide an advisory, nonbinding vote to approve the compensation awarded to our named executive officers for 2011, as described in the "Executive Compensation" section, beginning on page 8, which includes the Compensation Discussion and Analysis, the compensation tables and related material.

As described in the Compensation Discussion and Analysis section, the Compensation Committee oversees our executive compensation program in light of McDonald's circumstances and to promote the objectives of the program. These objectives include: to motivate our executives to increase profitability and shareholder returns, to tie pay to performance effectively, and to compete effectively for and retain managerial talent.

We are asking our shareholders to indicate their support for our named executive officer compensation. We believe that the information we have provided in this Proxy Statement demonstrates that our executive compensation program was designed appropriately and is working to ensure that management's interests are aligned with our shareholders' interests to support long-term value creation.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and procedures described in this Proxy Statement.

Information about the voting standard for this proposal appears on page 53. While this vote is advisory and not binding, the Board and the Compensation Committee will consider the outcome of the vote, along with other relevant factors, when considering future executive compensation decisions.

The Board of Directors recommends that shareholders vote FOR the approval of the compensation awarded to McDonald's named executive officers for 2011, as disclosed under SEC rules, including the Compensation Discussion and Analysis, the compensation tables and related material included in this Proxy Statement.

Other management proposals

VOTE TO APPROVE THE 2012 OMNIBUS STOCK OWNERSHIP PLAN

On February 8, 2012, the Compensation Committee of the Board adopted the McDonald's Corporation 2012 Omnibus Stock Ownership Plan (2012 Plan) and recommended that the Board submit the 2012 Plan for shareholder approval so that the Company may continue to grant equity awards and that payments made under it qualify for deductibility by the Company for federal income tax purposes. The 2012 Plan will replace the Amended and Restated 2001 Omnibus Stock Ownership Plan (2001 Plan) and will apply to awards granted on or after June 1, 2012.

The material features of the 2012 Plan are summarized below, which summary is qualified in its entirety by reference to the text of the 2012 Plan. *A copy of the 2012 Plan is available on our website at* **www.governance.mcdonalds.com** *and the SEC website at* **www.sec.gov**, *where it is an appendix to the electronic version of this Proxy Statement. We will provide you with a copy without charge if you call Shareholder Services at 1.630.623.7428, or write to us at McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook IL 60523. Copies will also be available at the Annual Shareholders' Meeting.*

PURPOSE

The 2012 Plan is an important part of our pay-for-performance compensation strategy. The Compensation Committee and management continually evaluate ways to attract, retain and motivate highly qualified individuals and to ensure compensation is tied to performance and aligns the interests of employees and directors with those of shareholders. Except as otherwise specified below, the terms of the 2012 Plan are generally consistent with the terms of the 2001 Plan.

GENERAL INFORMATION

The 2012 Plan provides for the granting of non-qualified stock options, restricted stock units, stock bonuses, dividend equivalents and other stock-based awards (collectively, Awards). The Committee expects to grant non-qualified stock options and restricted stock units under the 2012 Plan, and may consider the grant of other types of Awards. Awards may be granted under the 2012 Plan to any employee (including officers), as well as non-employee directors of the Company or any of its subsidiaries.

COMMON STOCK AVAILABLE

Under the 2001 Plan, approximately 27.6 million shares were available for grant as of December 31, 2011. If the 2012 Plan is approved, no further grants will be made under the 2001 Plan after June 1, 2012, and those shares (including the portion of those shares subject to awards that have been granted since December 31, 2011, as hereinafter described, and that may be subject to awards granted prior to June 1, 2012) and any shares returned to the pool of shares available under the 2001 Plan will become available for grant under the 2012 Plan. We are also asking shareholders to authorize an additional 27.5 million shares for grant under the 2012 Plan. Approximately 5 million shares have been granted under the 2001 Plan from December 31, 2011 through March 1, 2012. Therefore, total shares available under the 2012 Plan would be approximately 55.1 million shares, and would in no event exceed 56 million shares. As under the 2001 Plan, common stock issued under the 2012 Plan may be treasury shares or newly issued shares. **The Company intends to use treasury shares purchased through its share repurchase program for Awards.** As of December 31, 2011, 639.2 million shares of common stock were held in treasury, and approximately $3.5 billion in additional share repurchases remained authorized.

The closing price for the common stock on the New York Stock Exchange Composite Tape on March 1, 2012 was $99.25.

To meet the performance exception under Internal Revenue Code Section 162(m), the 2012 Plan provides that the maximum number of shares of common stock for which Awards may be granted to any single participant during any one-year period is two million for options, and 500,000 for restricted stock units that are intended to qualify for the performance exception, subject to adjustments as described below.

AWARDS UNDER THE 2012 PLAN

Stock options. **The 2012 Plan provides that the per-share option price cannot be less than 100% of the fair market value of a share of the common stock on the grant date.** The Committee expects to continue to grant this type of Award under the 2012 Plan. Payment of the option price may be made in cash, through the exchange of common stock or through a broker-assisted exercise.

The Committee determines when and how an option may be exercised, and establishes its maximum term, which may not be greater than 10 years. **Generally, an option may not be exercisable within one year after its grant date.**

Restricted stock units (RSUs). The 2012 Plan provides for the grant of RSUs. The Committee expects to continue to grant this type of Award under the 2012 Plan. RSUs are generally similar to restricted stock awards, except that instead of issuing actual shares at the time of grant, the units are settled at or after the time they vest by the delivery of the appropriate number of shares of common stock, or of cash equal to the then-value of those shares, depending upon the terms of the Award. Unless and until RSUs are settled with actual shares, the participant does not have the rights of a shareholder, although he or she may, if the Award so provides, be entitled to dividend equivalents.

Stock bonuses. As under the 2001 Plan, the Committee may grant stock bonuses or incentives to eligible employees other than executive officers under the 2012 Plan. The maximum number of shares available for this form of Award is one million over the life of the 2012 Plan.

Other stock-based awards. As under the 2001 Plan, the 2012 Plan provides that the Committee may grant other stock-based awards, that is, Awards other than options, SARs, RSUs or restricted stock, the value of which is based on or otherwise related to the common stock, on terms and conditions specified by the Committee.

Dividend equivalents. The 2012 Plan provides for dividend equivalents, a form of stock-based award representing the right to receive cash or shares of common stock measured by the dividends payable with respect to specific shares of common stock or a number of shares. Dividend equivalents may only be granted as part of another Award. The 2012 Plan specifies that if the value of another stock-based award is based on the excess of the fair market value of a share of common stock on the date the value is determined over the Award's exercise or grant price, the per-share exercise or grant price for such an Award may not be less than 100% of the fair market value of a share of common stock on the date of grant.

The 2012 Plan provides that RSUs and other stock-based awards, the value of which is based on the full value of a share of stock, will be subject to a minimum vesting requirement of one year if the award vests based solely on continued employment (subject to accelerated vesting upon certain terminations of employment and upon a change in control, as described below). The Committee cannot waive this requirement.

PLAN ADMINISTRATION

The 2012 Plan will be administered by the Committee, in conformity with the SEC's short-swing trading requirements and the requirements for the performance exception described below. Committee members must also be independent under applicable listing standards. The Committee may delegate certain of its administrative responsibilities, and its powers may also be exercised by the full Board.

Subject to the 2012 Plan, the Committee has the authority to administer the 2012 Plan, including the right to: approve the persons to whom, and the times when, Awards are to be granted, as well as the type, size and terms of such Awards and to modify such grants; interpret the 2012 Plan; accelerate the exercisability of, and waive the restrictions and conditions applicable to, Awards; and extend the time during which Awards may be exercised (but not beyond 10 years). The Committee's powers are identical to those under the 2001 Plan, except that the Committee also has authority to make all other determinations required or that it deems appropriate for the administration of the 2012 Plan.

AMENDMENT AND TERMINATION

The 2001 Plan terminates on March 14, 2014. If shareholders approve the 2012 Plan, the 2001 Plan will be terminated on June 1, 2012. In either case, the 2001 Plan may be terminated by the Board before its scheduled termination date. Termination will not affect outstanding Awards under the 2001 Plan.

The 2012 Plan and Awards may be amended by the Board or the Committee, subject to shareholder approval if required by applicable listing requirements. **The 2012 Plan provides that shareholder approval is required for any amendment that would result in the reduction of the option price of any option, except for the adjustments described below.** The 2012 Plan provides that amendments may not adversely affect outstanding Awards without the consent of the affected grantees, unless the amendment does not materially decrease the value of the Award or is made to comply with applicable law, stock exchange rules or accounting rules. **Moreover, no amendment may be made that would cause the loss of Section 162(m) performance exception for any outstanding Qualified Performance-Based Awards** (as defined below under "Certain Federal income tax consequences").

In addition, Awards may not be amended in a way that is inconsistent with the requirements of the 2012 Plan. For example, an Award that is subject to the minimum vesting schedule for service-vesting restricted stock, RSUs and other full-value stock-based Awards may not be amended to eliminate that minimum vesting schedule.

ESTIMATE OF BENEFITS

Because the grant of Awards pursuant to the 2012 Plan will be within the discretion of the Committee, it is not possible to determine the Awards that will be made to executive officers. Information about Awards made under the 2001 Plan to our NEOs in 2011 is provided on page 20. In 2011, no options were granted to non-employee Directors, options covering 469,706 shares of common stock were granted to all current executive officers as a group, and options covering over 3,416,122 shares of common stock were granted to approximately 3,520 employees, including all current officers who are not executive officers. In addition, in 2011, 67,106 RSUs were granted to all current executive officers as a group, and 559,297 RSUs were granted to 3,706 employees, including all current officers who are not executive officers.

OTHER TERMS AND CONDITIONS

Transferability. Awards granted under the 2012 Plan are non-transferable other than by will or the laws of descent and distribution and may be exercised, during a grantee's lifetime, only by the grantee.

Termination of employment. The 2012 Plan provides that treatment of Awards upon termination of employment or directorship shall be determined by the Committee in the applicable grant agreement or thereafter. Absent a determination otherwise, unvested Awards are forfeited upon termination and vested options will remain exercisable for 90 days following termination.

Tax withholding. The Company may make such provisions as it deems appropriate to withhold any taxes due in connection with any Award, and may require the grantee to satisfy relevant tax withholding requirements before authorizing any issuance of shares to a grantee. This requirement may be satisfied by the grantee's payment of cash or delivery of shares of common stock, or by having shares of common stock otherwise issuable to the grantee withheld.

CHANGE IN CONTROL

The 2012 Plan provides for a "double-trigger" approach. In the event of a "Change in Control" of the Company (defined in the 2012 Plan identically as under the 2001 Plan), all options and other service-vesting awards will be replaced with a "Replacement Award" (as defined in the 2012 Plan). If a Replacement Award cannot be issued or upon determination by the Committee prior to the Change in Control, the "Replaced Awards" (as defined in the 2012 Plan) will instead vest and become fully exercisable upon the Change in Control. In addition, if a grantee's employment or status as a director, as applicable, terminates other than for cause and other than upon a termination initiated by the grantee, within two years after a Change in Control, all Replacement Awards become fully vested and exercisable and all stock options held by the grantee immediately before the "Termination of Employment" (as defined in the 2012 Plan) and that were held by such grantee as of the date of the Change in Control, or which are Replacement Awards, remain outstanding for the shorter of (i) two years following such Termination of Employment and (ii) the expiration of the term of the option or stock appreciation right, unless otherwise provided in the applicable grant agreement.

The Committee will have the ability to vary these general rules for particular Awards at the time of grant in the grant agreements. The consequences of a Change in Control for performance-vesting Awards, other than options, will be specified in the grant agreements.

ADJUSTMENTS FOR CHANGES IN CAPITALIZATION AND CORPORATE TRANSACTIONS

The 2012 Plan authorizes the Committee to adjust the limitations on shares available for Awards, and to adjust outstanding Awards, as appropriate in connection with stock dividends, stock splits, reverse stock splits, share combinations, recapitalizations, mergers, consolidations, acquisitions of property or shares, separations, spinoffs, reorganizations, stock rights offerings, liquidations, sales or spinoffs of subsidiaries, and similar events. These may include canceling Awards in exchange for payments of cash and/or property, substituting other equity (including equity of another entity that agrees to the substitution) for the common stock available under the 2012 Plan and subject to then-outstanding Awards, or in the case of a sale or spinoff of a subsidiary, arranging for the buyer or the subsidiary to assume the Awards held by subsidiary employees.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following describes the principal United States federal income tax consequences related to options granted under the 2012 Plan.

Non-qualified Options. A grantee will not be subject to tax at the time a non-qualified option is granted, and no tax deduction is then available to the Company. Upon the exercise of a non-qualified option, an amount equal to the difference between the option price and the fair market value of the shares acquired on the date of exercise will be included in the grantee's ordinary income and the Company will generally be entitled to deduct the same amount. Upon disposition of shares acquired upon exercise, appreciation or depreciation after the date of exercise will be treated by the grantee or transferee of the non-qualified option as either capital gain or capital loss.

Incentive Stock Options. A grantee will not be subject to tax at the time an incentive stock option is granted or exercised, and no tax deduction is available to the Company; however, the grantee may be subject to the alternative minimum tax on the excess of the fair market value of the shares received upon exercise of the incentive stock option over the option price. Upon disposition of the shares acquired upon exercise of an incentive stock option, capital gain or capital loss will generally be recognized in an amount equal to the difference between the sale price and the option price, as long as the grantee has not disposed of the shares within two years of the date of grant or within one year from the date of exercise and has been employed by the Company at all times from the grant date until the date three months before the date of exercise (one year in the case of permanent disability). If the grantee disposes of the shares without satisfying both the holding period and employment requirements (a disqualifying disposition), the grantee will recognize ordinary income at the time of the disqualifying disposition to the extent of the difference between the option price and the amount realized on such disqualifying disposition or, if the disqualifying disposition resulted from a failure to satisfy the holding period requirement, the fair market value of the shares on the date the incentive stock option is exercised (if less). Any remaining gain or loss is treated as a capital gain or capital loss.

If the grantee pays the option price, in whole or in part, with previously acquired shares, the exchange will not affect the tax treatment of the exercise. Upon such exchange, and except for disqualifying dispositions, no gain or loss is recognized upon the delivery of the previously acquired shares to the Company, and the shares received by the grantee equal in number to the previously acquired shares exchanged therefor will have the same basis and holding period for capital gain or capital loss purposes as the previously acquired shares. Shares received by the grantee in excess of the number of previously acquired shares will have a basis of zero and a holding period which commences as of the date the shares are issued to the grantee upon exercise of the incentive stock option. If such an exercise is effected using shares previously acquired through the exercise of an incentive stock option, the exchange of the previously acquired shares will be considered a disposition of such shares for the purpose of determining whether a disqualifying disposition has occurred.

The Company is not entitled to a tax deduction upon either the exercise of an incentive stock option or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the grantee recognized ordinary income in a disqualifying disposition.

Limits on Company's deductions. Code Section 162(m) generally places a $1 million annual limit on a company's tax deduction for compensation paid to a "covered employee." A "covered employee" is defined as the chief executive officer and the other three highest paid officers named in the company's proxy statement. This limit does not apply to compensation that satisfies the requirements for the "performance-based compensation" exception, including shareholder approval of the material terms of the compensation. Approval of the 2012 Plan at the Annual Shareholders' Meeting will satisfy this requirement.

The 2012 Plan incorporates the provisions required to satisfy the performance exception for options, in addition to shareholder approval. These include limiting the maximum number of shares of common stock for which options and SARs may be granted to any single participant during any one-year period to 2 million (subject to adjustments as described above), allowing such Awards to only be granted by the Committee, which must be comprised of "outside directors" as defined under Code Section 162(m), and requiring that the option price of such Awards be not less than the fair market value of the underlying stock on the date of grant. Therefore, **all options granted to covered employees under the 2012 Plan are intended to qualify for the performance exception.**

In addition, the 2012 Plan gives the Committee the ability to grant RSUs and other stock-based awards designed to qualify for the performance exception (Qualified Performance-Based Awards). As explained earlier, the 2012 Plan provides that the number of shares subject to Qualified Performance-Based Awards of this type that may be granted to any single participant during any one-year period may not exceed 500,000 shares, subject to adjustments as described above.

Qualified Performance-Based Awards (other than options) also must be subject to the achievement of performance goals based upon the attainment of specified levels of one or more of the following measures, applied to the Company as a whole or to any subsidiary, division or other unit of the Company: revenue, operating income, net income, basic or diluted earnings per share, return on revenue, return on assets, return on equity, return on total capital or total shareholder return. The 2012 Plan permits the use of any other measure of financial performance that can be determined under U.S. generally accepted accounting principles.

Performance goals may be absolute or relative to the performance of one or more other companies or of an index. The Committee may specify that there be excluded the effect of restructuring charges, discontinued operations, extraordinary items, cumulative effects of accounting changes, and other unusual or nonrecurring items, as well as asset impairment and the effects of foreign currency fluctuations determined under generally accepted accounting principles, so long as they are objectively determinable by reference to the Company's financial statements (including the notes) and/or management's discussion and analysis.

If the Committee makes Awards other than options and SARs subject to the achievement of performance goals, and complies with the other procedures required by the performance exception, the Awards should qualify for the performance exception. These procedures require that the Committee establish objective performance goals based upon one or more of the above measures within the time allowed by the performance exception and at a time when achievement of the goals is not substantially certain, and that it certify the achievement of those goals before the vesting or payment of the Awards. In addition, the 2012 Plan, like the 2001 Plan, provides that except in the event of death, disability or Change in Control, the achievement of the performance goals associated with Qualified Performance-Based Awards may not be waived, nor may the amounts of such Awards be increased after they have been granted.

The Committee expects, in general, to administer the 2012 Plan so as to avoid loss of the Company's tax deduction because of Code Section 162(m), but it is possible that some Awards may not qualify for the performance exception. Further, if Awards vest or are paid on an accelerated basis upon a Change in Control or a subsequent termination of employment, some or all of the value of that acceleration may be considered an "excess parachute payment" under Section 280G of the Code. This would result in the imposition of a 20% federal excise tax on the recipients of the excess parachute payments and a loss of the Company's deduction for the excess parachute payments.

RECOMMENDATION

The Board believes that the approval of the 2012 Plan will enable us to continue its pay-for-performance compensation strategy and motivate our employees. If shareholders do not approve the 2012 Plan, management and the Compensation Committee will examine available alternatives, including continuing to use the 2001 Plan as in effect before the amendments made after shareholder approval of that plan on March 14, 2004.

The Board of Directors recommends that shareholders vote FOR the approval of the 2012 Omnibus Stock Ownership Plan.

PROPOSAL NO. 4.

VOTE TO APPROVE DECLASSIFICATION OF THE BOARD OF DIRECTORS

At the 2011 Annual Shareholders' Meeting, shareholders approved an advisory proposal that requested the Board of Directors to take the steps necessary to eliminate the classification of the Board of Directors. After careful consideration, the Board has adopted proposed amendments to our Restated Certificate of Incorporation to eliminate the classification of the Board of Directors.

Article TWELFTH of our Restated Certificate of Incorporation currently provides that our Directors are divided into three classes, with the term of office of one class expiring each year and the Directors in each class serving three-year terms. If the proposed amendments are adopted and become effective, Directors elected at or before this Annual Shareholders' Meeting will serve out their three-year terms, but Directors elected by shareholders after this Annual Shareholders' Meeting will be elected to one-year terms. Beginning at the 2015 Annual Shareholders' Meeting, all Directors would be subject to annual election for one-year terms.

In addition, because Delaware law specifies that directors serving on an unclassified board must be removable by shareholders either with or without cause, Article TWELFTH would be amended to specify that Directors may be removed with or without cause, but amended Article TWELFTH will provide that Directors serving the remainder of a three-year term will be removable only for cause.

Article TWELFTH would be further amended to provide that, following the termination of the classified Board structure in 2015, a Director appointed to a vacancy or new directorship would serve for a term expiring at the next Annual Shareholders' Meeting following his or her appointment.

Finally, Section (d) of Article TWELFTH sets forth the standard to modify Article TWELFTH (i.e., the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock). This is the same standard as would be required to amend any other Article in our Restated Certificate of Incorporation; therefore, Section (d) of Article TWELFTH would be repealed to remove this language that is duplicative of applicable law.

The proposed changes to Article TWELFTH are set forth in their entirety in Exhibit A.

In accordance with Delaware law, the Board of Directors has adopted resolutions approving and declaring advisable these proposed amendments and is recommending them to shareholders for approval.

Information about the voting standard for this proposal appears on page 54. If the proposed amendments are adopted and become effective, the Board will adopt conforming amendments to our Amended and Restated By-Laws.

The Board of Directors recommends that shareholders vote FOR declassification of the Board of Directors.

PROPOSAL NO. 5.

VOTE TO APPROVE SHAREHOLDERS' RIGHT TO CALL SPECIAL MEETINGS

The Board of Directors is requesting that shareholders approve amendments to our Restated Certificate of Incorporation that would enable holders of at least 25% of our outstanding shares of common stock (excluding derivatives) to request the Secretary of the Company to call a special meeting of shareholders.

Currently, Article THIRTEENTH of our Restated Certificate of Incorporation specifies that only the Board of Directors may call special meetings of shareholders. The Board frequently reviews corporate governance best practices and, after due consideration, has determined that our shareholders should be permitted to call special meetings. The proposed 25% threshold to exercise this right balances competing interests. It ensures that shareholders with substantial holdings in our Company could convene a meeting to address significant strategic concerns prior to the next annual meeting, but special interest groups with views not shared by shareholders with substantial holdings cannot damage the interests of shareholders by causing our Company to incur unnecessary costs and diversion of key personnel.

Additionally, the exclusion of derivative securities from the determination of satisfaction of the prescribed ownership threshold will ensure that the shareholders seeking to call a special meeting have a true economic interest in the Company.

The proposed changes to Article THIRTEENTH are set forth in their entirety in Exhibit B.

In accordance with Delaware law, the Board of Directors has adopted resolutions approving and declaring advisable these proposed amendments and is recommending them to shareholders for approval.

Information about the voting standard for this proposal appears on page 54. If the proposed amendments are adopted and become effective, the Board of Directors will consider amendments to our Amended and Restated By-Laws to adopt provisions, including notice and timing restrictions, relating to the shareholders' right to call special meetings.

The Board of Directors recommends that shareholders vote FOR shareholders' right to call special meetings.

PROPOSAL NO. 6.

ADVISORY VOTE TO APPROVE THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITOR FOR 2012

The Audit Committee is responsible for the appointment of the independent auditor engaged by the Company. The Audit Committee has appointed Ernst & Young LLP as independent auditor for 2012. The Board is asking shareholders to approve this appointment. Ernst & Young LLP audited the Company's financial statements and internal control over financial reporting for 2011. A representative of that firm will attend the Annual Shareholders' Meeting and will have an opportunity to make a statement and answer questions. Information about the voting standard for this proposal appears on page 53.

The Board of Directors recommends that shareholders vote FOR the appointment of Ernst & Young LLP as independent auditor for 2012.

Audit Committee matters

AUDIT COMMITTEE REPORT

Dear Fellow Shareholders:

The Audit Committee is composed of five Directors, each of whom meets the independence and other requirements of the New York Stock Exchange. Enrique Hernandez, Jr., Cary D. McMillan, and Roger W. Stone qualify as "audit committee financial experts." The Committee has the responsibilities set out in its charter, which has been adopted by the Board of Directors and is reviewed annually.

Management is primarily responsible for the Company's financial statements, including the Company's internal control over financial reporting. Ernst & Young LLP (Ernst & Young), the Company's independent auditor, is responsible for performing an audit of the Company's annual consolidated financial statements in accordance with generally accepted accounting principles (GAAP) and for issuing a report on those statements. Ernst & Young also reviews the Company's interim financial statements in accordance with Statement on Auditing Standards No. 100 (interim financial information). The Committee oversees the Company's financial reporting process and internal control structure on behalf of the Board of Directors. The Committee met nine times during 2011, including meeting regularly with Ernst & Young and the internal auditor, both privately and with management present.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management and Ernst & Young the audited and interim financial statements, including Management's Discussion and Analysis, included in the Company's Reports on Form 10-K and Form 10-Q. These reviews included a discussion of:

> critical accounting policies of the Company;

> the reasonableness of significant financial reporting judgments made in connection with the financial statements, including the quality (and not just the acceptability) of the Company's accounting principles;

> the clarity and completeness of financial disclosures;

> the effectiveness of the Company's internal control over financial reporting, including management's and Ernst & Young's reports thereon, the basis for the conclusions expressed in those reports and significant changes made to the Company's internal control over financial reporting during 2011;

> items that could be accounted for using alternative treatments within GAAP, the ramifications thereof and the treatment preferred by Ernst & Young;

> the annual management letter issued by Ernst & Young, management's response thereto and other material written communications between management and Ernst & Young;

> unadjusted audit differences noted by Ernst & Young during its audit of the Company's annual financial statements; and

> the potential effects of regulatory and accounting initiatives on the Company's financial statements.

In connection with its review of the Company's annual consolidated financial statements, the Committee also discussed with Ernst & Young other matters required to be discussed with the auditor under Statement on Auditing Standards No. 61, as modified or supplemented (communication with audit committees), and those addressed by Ernst & Young's written disclosures and its letter provided under the applicable requirements of the Public Company Accounting Oversight Board, as modified or supplemented (independence discussions with audit committees).

The Committee is responsible for the engagement of the independent auditor and appointed Ernst & Young to serve in that capacity during 2011 and 2012. In that connection, the Committee:

> reviewed Ernst & Young's independence from the Company and management, including Ernst & Young's written disclosures described above;

> reviewed periodically the level of fees approved for payment to Ernst & Young and the pre-approved non-audit services it has provided to the Company to ensure their compatibility with Ernst & Young's independence; and

> reviewed Ernst & Young's performance, qualifications and quality control procedures.

Among other matters, the Committee also:

> reviewed the scope of and overall plans for the annual audit and the internal audit program;

> consulted with management and Ernst & Young with respect to the Company's processes for risk assessment and risk management;

> reviewed and approved the Company's policy with regard to the hiring of former employees of the independent auditor;

> reviewed and approved the Company's policy for the pre-approval of audit and permitted non-audit services by the independent auditor;

> received reports pursuant to our policy for the submission and confidential treatment of communications from employees and others about accounting, internal controls and auditing matters;

> reviewed with management the scope and effectiveness of the Company's disclosure controls and procedures, including for purposes of evaluating the accuracy and fair presentation of the Company's financial statements in connection with certifications made by the CEO and CFO;

> reviewed significant legal developments and the Company's processes for monitoring compliance with law and Company policies; and

> reviewed the Company's related person transactions.

Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the SEC.

Respectfully submitted,
The Audit Committee
Enrique Hernandez, Jr., *Chairman*
Walter E. Massey
Cary D. McMillan
Sheila A. Penrose
Roger W. Stone

POLICY FOR PRE-APPROVAL OF AUDIT AND PERMITTED NON-AUDIT SERVICES

The Audit Committee has a policy for the pre-approval of all audit and permitted non-audit services to be provided to the Company by its independent auditor. The Audit Committee may pre-approve engagements on a case-by-case basis or on a class basis if the relevant services are predictable and recurring.

Pre-approvals for classes of services are granted at the start of each fiscal year and are applicable for the year. In considering these pre-approvals, the Audit Committee reviews a description of the scope of services falling within each class and imposes budgetary estimates that are largely based on historical costs.

Any audit or permitted non-audit service that is not included in an approved class, or for which total fees are expected to exceed the relevant budgetary estimate, must be pre-approved on an individual basis. Pre-approval of any individual engagement may be granted not more than one year before commencement of the relevant service. Pre-approvals of services that may be provided over a period of years must be reconsidered each year.

The Corporate Controller monitors services provided by the independent auditor and overall compliance with the pre-approval policy. The Corporate Controller reports periodically to the Audit Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any noncompliance with the pre-approval policy to the Chairman of the Audit Committee.

The policy is available on the Company's website at **www.governance.mcdonalds.com.**

AUDITOR FEES AND SERVICES

The following table presents fees paid for professional services rendered for the audit of the Company's annual financial statements for 2011 and 2010 and fees paid for other services provided by our independent auditor in those years:

(In millions)	2011	2010
Audit fees *(1)*	$11.5	$10.4
Audit-related fees *(2)*	0.4	0.3
Tax fees *(3)*	1.1	1.0
All other fees *(4)*	0	0.2
Total	$13.0	$11.9

(1) Fees for services associated with the annual audit (including internal control reporting), statutory audits required internationally, reviews of Quarterly Reports on Form 10-Q and accounting consultations.

(2) Fees for employee benefit plan audits and certain attestation services not required by statute or regulation.

(3) Primarily fees for tax compliance in various international markets.

(4) Fees for miscellaneous advisory services.

Shareholder proposal

PROPOSAL NO. 7.

ADVISORY VOTE ON A SHAREHOLDER PROPOSAL REQUESTING A NUTRITION REPORT

The text of the shareholder proposal and supporting statement appear exactly as received by the Company unless otherwise noted. All statements contained in the shareholder proposal and supporting statement are the sole responsibility of the proponent. The shareholder proposal may contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all of those assertions. The Board recommends a vote against the shareholder proposal based on the reasons set forth in the Company's statement in opposition following the shareholder proposal.

John Harrington advised the Company that he intends to present the following shareholder proposal at the Annual Shareholders' Meeting. Mr. Harrington owns 100 shares of the Company's common stock. The address of the proponent is available upon request by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523.

Shareholder Proposal

**Evaluating Our Company's Policy Responses and Financial Risks
Regarding the Childhood Obesity Issue**

Whereas, the contribution of the fast food industry to the global epidemic of childhood obesity has become a major public issue:

- The Centers for Disease Control reports that 1 in 3 US children born in the year 2000 will develop diabetes as a result of diet.
- Childhood obesity greatly increases the risk of diabetes, hypertension, heart disease, cancers, asthma, arthritis, reproductive complications and premature death.
- A study from the Institute of Medicine of the National Academies (IOM) concluded that fast food marketing influences children's food preferences, diets and health. In 2009, the IOM recommended that local governments take actions such as adopting zoning policies that restrict fast food near schools and limiting the density of fast food restaurants in residential communities.

Growing public concerns have spurred action by policymakers:

- In August 2010, Congress subpoenaed 48 food companies, including our company, to submit data to the Federal Trade Commission regarding marketing activities and product nutrition.
- In January 2011, the USDA released 2010 Dietary Guidelines, recommending limiting the "fast food environment" as key to healthy eating.
- In January 2011, Senator Harkin introduced the HeLP America Act of 2011 to restore the rulemaking authority of the FTC to issue restrictions on unfair advertising to kids.
- In June 2011, the American Academy of Pediatrics released a policy statement calling for a total ban on child targeted television junk food advertising as well as interactive digital advertising.
- In July 2011, the U.S. Interagency Working Group on Food Marketing to Children proposed nutrition standards to limit marketing unhealthy foods to children.
- On December 1, 2011, San Francisco implemented an ordinance prohibiting toys with children's meals failing basic nutritional standards. Instead of complying with the spirit of the law, our company exploited a legal loophole to include a toy for a nominal fee with kids meals instead of meeting the nutrition standards mandated by the law. Other municipalities are currently considering passing similar measures.

A leading obesity research institution, the Yale Rudd Center on Food Policy and Obesity, recently released a study on fast food marketing and nutrition. The study reports that 21 percent more preschoolers saw McDonald's ads in 2009 than 2007. The study ranks our company's nutritional quality among the worst, and notes that our marketing especially targets Hispanic and African American children.

Resolved:

Shareholders request that the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2012 annual meeting, assessing the company's policy responses to growing evidence of linkages between fast food and childhood obesity, diet-related diseases and other impacts on children's health. Such report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations.

The Board's Statement in Opposition

The Board recommends voting AGAINST the advisory proposal requesting a nutrition report.

The Board of Directors has carefully considered the proposal and, in light of our Company's continuous efforts to address the issues raised by the proposal and our reporting on these efforts, we believe that the report requested in the proposal is unnecessary and redundant.

We acknowledge the importance of children's nutrition and well-being and have publicly addressed the subject in numerous reports. While these are global issues that require actions that go well beyond what our Company or any other provider of prepared foods can take on its own, we are committed to being part of the effort to address the relevant issues underlying these concerns. We offer a variety of food choices to our customers; provide nutrition information about our menu items in a variety of accessible ways so that families can make informed decisions; communicate with children in a responsible manner through age appropriate marketing and promotional activities; and encourage children and families to live balanced, active lifestyles.

The Company has publicly reported on these efforts in a thorough and transparent way and is committed to continue reporting on these efforts. Further, the Company provides public disclosure regarding its assessment of the potential impact on its finance and operations of public concerns about health and evolving public policy, including in the Company's risk factors in relevant filings with the Securities and Exchange Commission. The publication of another report on this topic, as requested by the proponent, would provide no meaningful "new" information about the Company's efforts or disclosures.

Since 2004, the Company's sustainability reports have clearly demonstrated our commitment to address nutrition and well-being matters. As recently as December 2011, the Company published the 2011 Sustainability Scorecard (Scorecard), which highlights our focus in five key priority areas, including nutrition and well-being. Among other things, the Scorecard reports on efforts by McDonald's markets around the world to continue to expand food and beverage choices that contain fruits and vegetables and to grow awareness for these menu items, especially for children. The Scorecard supplements the extensive information on nutrition and well-being that is on the Company's website, including "Policies and Programs," "Best Practices," "Children's Global Marketing Guidelines" and "Nutrition Information." The Scorecard and sustainability reports may be found at ***http://www.aboutmcdonalds.com/mcd/sustainability.html***.

In addition, many McDonald's markets also provide their own reports in their local languages and on their individual websites about their efforts regarding nutrition and well-being. The Company's U.S. subsidiary, McDonald's USA, for example, reports extensively on its efforts to address children's nutrition and well-being issues. (See, for example, **http://www.mcdonalds.com/us/en/food/food_quality/nutrition_choices.html.)**

(The reports referenced above are not considered part of this Proxy Statement.)

Highlights of recent initiatives in the U.S. include:

- In July 2011, McDonald's USA announced a comprehensive plan (Plan) designed to help customers—especially children and families—make nutrition-minded choices while visiting McDonald's or eating elsewhere. Certain aspects of the Plan have already been implemented, including:
  - > Happy Meals served in all U.S. restaurants now automatically include apple slices and smaller-sized French fries (The impact of this change is an estimated 20% reduction in calories of the most popular Happy Meals.); and
  - > McDonald's USA has launched a television campaign that includes nutrition messages to children. This is part of the annual pledge that McDonald's USA has made to the Council of Better Business Bureaus since 2006 regarding its compliance with the "Children's Food and Beverage Advertising Initiative."

Other aspects of the Plan that are scheduled for future implementation, include:

- Providing funding for grass roots community nutrition awareness programs; and

- Evaluating the progress of McDonald's USA nutrition commitments by relying on "independent third parties with expertise in children's well-being."

Highlights of other global initiatives include:

- Adherence to the McDonald's Global Children's Marketing Guidelines, which, among other things, guide the way that we communicate to children about balanced food choices that fit their nutritional needs and provide positive messages that support their well-being. These guidelines have unified our worldwide markets around a common set of principles for marketing to children.

- More than 95% of McDonald's restaurants around the world offer Happy Meals with sides of fruit, vegetable or low-fat dairy as an option.

- Engaging the support of subject matter experts to help guide our efforts to promote informed choices by children and families worldwide. We work with a Global Advisory Council comprised of nutrition and public health experts from around the world to provide us with independent, scientific input.

- Engaging with policy leaders to provide input and learn from others.

In light of our Company's extensive efforts to address children's nutrition and well-being, as well as our public reporting on these matters, we believe that the report requested by the proposal is unnecessary and redundant. We further believe that the proposal represents the potential for a diversion of resources with no corresponding benefit to the Company, our customers or our shareholders. Although we believe that the report requested by the proposal is unnecessary, we reached out to the proponent to communicate our willingness to issue a report in return for the proponent's withdrawal of the proposal. The proponent was unwilling to withdraw the proposal. Finally, we note that a substantially similar proposal voted on by McDonald's shareholders in 2011 received only 5.6% of shares voted in support.

Therefore, your Board of Directors recommends that you vote AGAINST this proposal.

Board and governance matters

LEADERSHIP STRUCTURE

Since 2004, our Board has been led by an independent Chairman, Andrew McKenna. This structure has worked well to assure constructive engagement among the Board and the Chief Executive Officer, and effective oversight of management. In addition, this structure allows the CEO to focus on the Company's business, while the Chairman can focus on corporate governance matters, as well as leadership development and succession planning.

DIRECTOR SELECTION PROCESS

The Company has a policy for the consideration of Director candidates under which the Governance Committee establishes criteria for nominees, screens candidates and evaluates the qualifications of persons nominated or recommended by shareholders. The Governance Committee recommends Director nominees for approval by the Board. The Governance Committee considers candidates suggested by other Directors, senior management and shareholders. The Committee may, at the Company's expense, retain search firms and other advisors to assist it.

The Governance Committee reviews the size and structure of the Board and considers Director tenure, skills and experience in determining the slate of nominees and as part of Director succession planning. All candidates are evaluated on the basis of qualifications. The Governance Committee seeks Directors with records of achievement in their chosen fields and experience relevant to the Company's scope, strategy and operations. Director candidates also are expected to possess certain qualities, such as integrity, independence of mind, analytical skills, a commitment to serve the interests of shareholders, and a willingness to challenge management in a constructive and collegial environment, as well as the ability to exercise good judgment and provide practical insights and diverse perspectives. Candidates also are evaluated in light of Board policies, such as those relating to Director independence and service on other boards.

Candidates with appropriate qualifications are interviewed in person, typically by the Chairman, the Chief Executive Officer, a majority of the members of the Governance Committee and other available Directors. The Governance Committee also periodically evaluates all Directors in light of the above considerations and their contributions to the Board.

Shareholders who wish to suggest candidates for nomination by the Board or who wish to directly nominate Director candidates for election at the Company's 2013 Annual Shareholders' Meeting should follow the procedures described in the section on Consideration of Director Nominations for the 2013 Annual Shareholders' Meeting, appearing on page 51.

BOARD DIVERSITY

In selecting Director candidates, the Governance Committee and the Board take diversity into account, seeking to ensure a representation of varied perspectives and experience, although the Company's nomination policy does not prescribe specific standards for diversity. Currently, 50% of the Board is composed of women or individuals who are minorities.

SUCCESSION PLANNING

The Board regularly reviews short and long-term succession plans for the Chief Executive Officer and for other senior management positions. In assessing possible CEO candidates, the independent Directors identify the skills, experience and attributes they believe are required to be an effective CEO in light of the Company's global business strategies, opportunities and challenges.

The Board also considers its own succession. In doing so, the Governance Committee and Board take into account, among other things, the needs of the Board and the Company in light of the overall composition of the Board with a view to achieving a balance of the skills, experience and attributes that would be beneficial to the Board's oversight role.

DIRECTOR INDEPENDENCE

Our Corporate Governance Principles require that all Directors except management Directors be independent under applicable law and listing standards, as well as under the Board's Standards on Director Independence. The Board considers relationships involving Directors and their immediate family members and relies on information derived from Company records, questionnaires and other inquiries.

The relationships reviewed by the Board in its most recent determination involved commercial relationships with companies:

> at which Board members then served as officers (including Mattel, Inc., Inter-Con Security Systems, Inc. and NIKE, Inc.);
> in which Board members or their immediate family members then held an aggregate 10% or more direct or indirect interest (including Schwarz Supply Source and Inter-Con Security Systems, Inc.); and
> at which Board members then served as outside Directors (including Aon Corporation, Chevron Corporation, ConAgra Foods, Inc., Discover Financial Services, Exelon Corporation, Jones Lang LaSalle Incorporated, The Walt Disney Company and Wells Fargo & Company).

These relationships involved McDonald's purchases of products and services in the ordinary course of business that were made on arm's-length terms in amounts and under other circumstances that did not affect the relevant Directors' independence.

The Board also reviewed Company donations to not-for-profit organizations with which Board members or their immediate family members were affiliated by membership or service as directors or trustees.

Based on its review, the Board determined that none of its non-management Directors has a material relationship with the Company and that all of them are independent. Currently, our non-management Directors are Susan E. Arnold, Robert A. Eckert, Enrique Hernandez, Jr., Jeanne P. Jackson, Richard H. Lenny, Walter E. Massey, Andrew J. McKenna, Cary D. McMillan, Sheila A. Penrose, John W. Rogers, Jr., Roger W. Stone and Miles D. White.

BOARD COMMITTEES

Our Corporate Governance Principles provide for six standing committees: Audit, Compensation, Governance, Sustainability and Corporate Responsibility, Finance and Executive. Committee charters are available on the Company's website at **www.governance.mcdonalds.com.**

Committee	Current members	Primary responsibilities	Number of 2011 meetings
Audit	Enrique Hernandez, Jr. (Chairman) Walter E. Massey Cary D. McMillan Sheila A. Penrose Roger W. Stone	> Oversees financial reporting, accounting, control and compliance matters. > Appoints and evaluates the independent auditor. > Reviews with the internal and independent auditors the scope and results of their audits and the adequacy and effectiveness of internal controls. > Reviews material financial disclosures. > Pre-approves all audit and permitted non-audit services. > Annually reviews the Company's compliance programs and receives regular updates about compliance matters. > Annually reviews the Company's disclosure controls and procedures. > Reviews, and makes recommendations to the Board about, related person transactions.	9
Compensation	Robert A. Eckert (Chairman) Susan E. Arnold Richard H. Lenny John W. Rogers, Jr. Miles D. White	> Approves the CEO's compensation based upon an evaluation of his performance by the independent Directors. > Reviews and approves senior management's compensation and approves compensation guidelines for all other officers. > Administers incentive and equity compensation plans and, in consultation with senior management, approves compensation policies. > Reviews executive compensation disclosure.	8

Table continued on next page

Committee	Current members	Primary responsibilities	Number of 2011 meetings
Governance	Andrew J. McKenna (Chairman) Robert A. Eckert Enrique Hernandez, Jr. Jeanne P. Jackson Roger W. Stone Miles D. White	> Monitors the Board's structure and operations. > Sets criteria for Board membership. > Searches for and screens candidates to fill Board vacancies and recommends candidates for election. > Evaluates Director and Board performance and assesses Board composition and size. > Recommends to the Board non-management Director compensation. > Evaluates the Company's corporate governance process. > Recommends to the Board whether to accept the resignation of incumbent Directors who fail to be re-elected in uncontested elections.	7
Sustainability and Corporate Responsibility	Walter E. Massey (Chairman) Susan E. Arnold Richard H. Lenny Sheila A. Penrose John W. Rogers, Jr.	> Advises management about the Company's global sustainability strategies and reporting. > Reviews social trends and stakeholder activities that may impact the Company's brand reputation. > Reviews the Company's diversity activities, corporate political contributions and philanthropy efforts. > Considers shareholder proposals about the Company's sustainability practices.	4
Finance	Jeanne P. Jackson (Chair) Richard H. Lenny Cary D. McMillan John W. Rogers, Jr. Roger W. Stone	> Reviews the Company's dividend policy and share repurchase program in light of the Company's strategy and performance. > Oversees certain material financial matters, such as derivatives commodities, liquidity and debt. > Annually reviews the Company's banking arrangements.	2
Executive	James A. Skinner (Chairman) Robert A. Eckert Enrique Hernandez, Jr. Andrew J. McKenna	> May exercise most Board powers during the periods between Board meetings.	0

BOARD AND COMMITTEE MEETINGS

Directors are expected to attend the Annual Shareholders' Meeting and all Board meetings and meetings of the Committees on which they serve. Our Board met eight times during 2011. At each regularly scheduled Board meeting, our independent Directors met in executive session. Each Director attended over 90% of the total number of meetings of the Board and relevant Committees while the Director was a member. All Directors attended the 2011 Annual Shareholders' Meeting.

BOARD AND COMMITTEE EVALUATIONS

The Governance Committee annually evaluates the performance of the Board of Directors. Directors are evaluated periodically, but no less often than each time they are slated for re-election. In addition, each of the Audit, Compensation and Governance Committees annually conducts self-evaluations and each of the Sustainability and Corporate Responsibility and Finance Committees conducts such evaluations at least every two years. Results of these evaluations are discussed at Committee meetings and with the full Board.

RISK OVERSIGHT

The Board is actively engaged in overseeing and reviewing the Company's strategic direction and objectives, taking into account (among other considerations) the Company's risk profile and exposures. The Board conducts an annual in-depth review of the business, which includes consideration of certain risk exposures. In addition, the Board receives regular updates on risk exposures.

Although the Board as a whole has responsibility for risk oversight, including CEO succession planning, the Board's Committees also oversee the Company's risk profile and exposures relating to matters within the scope of their authority and report to the Board about their deliberations. The Audit Committee considers audit, accounting and compliance risk, and it receives reports from the head of internal audit, the head of corporate tax, the General Counsel, the Chief Compliance Officer and the Chief Information Officer. The Audit Committee annually reviews the Company's policies with respect to financial risk assessment and financial risk management. The Audit Committee is also responsible for discussing audit, accounting and compliance risk exposures with management, internal audit and Ernst & Young, and taking steps to monitor and control such exposures, and for evaluating management's process to assess and manage enterprise risk issues. The Compensation Committee considers the level of risk posed by our compensation programs, including incentive compensation programs. The Governance Committee monitors potential risks to the effectiveness of the Board, notably Director succession and Board composition. The Sustainability and Corporate Responsibility Committee reviews risks to the business and the Company's brand reputation that may result from trends in sustainability issues. The Finance Committee monitors the Company's risk profile through its review of our worldwide insurance program and other material financial matters.

CODE OF CONDUCT FOR THE BOARD OF DIRECTORS

Each year, Directors confirm that they have read, and will comply with, the Code of Conduct for the Board of Directors.

DIRECTOR COMPENSATION

The Governance Committee recommends to the Board the form and amount of compensation for non-management Directors. Only non-management Directors are paid for their service on the Board. In 2011, this compensation structure was as follows: (i) an annual cash retainer of $90,000; (ii) an annual retainer fee of $20,000 for each Director serving as Chair of the Audit, Compensation or Governance Committees, and an annual retainer fee of $10,000 for each Director serving as Chair of other Board Committees; and (iii) common stock equivalent units with a $130,000 value granted annually to each Director serving for the entire calendar year, under the Directors' Deferred Compensation Plan. Directors serving for a portion of the year receive prorated grants of common stock equivalent units.

The Company reimburses non-management Directors for expenses incurred in attending Board, Committee, shareholder and other McDonald's business meetings. On limited occasions, the Company may permit Directors to be joined by their spouses and reimburses the spouses' travel expenses. The Company also reimburses expenses for Director continuing education.

Beginning in 2012, non-management Directors will receive: (i) an annual cash retainer of $100,000; (ii) an annual retainer fee of $25,000 for serving as Chair of the Audit, Compensation or Governance Committees and an annual retainer fee of $15,000 for serving as Chair of other Board Committees; and (iii) common stock equivalent units with a $140,000 value.

The following table summarizes the compensation received by each non-management Director in 2011:

Name (a)	Fees earned or paid in cash (1) (b)	Stock awards (2)(3) (c)	All other compensation (4) (g)	Total (h)
Susan E. Arnold	$ 90,000	$ 130,000	$ 10,000	$ 230,000
Robert A. Eckert	110,000	130,000	10,000	250,000
Enrique Hernandez, Jr.	110,000	130,000	10,000	250,000
Jeanne P. Jackson	100,000	130,000	10,000	240,000
Richard H. Lenny	90,000	130,000	10,000	230,000
Walter E. Massey	100,000	130,000	10,000	240,000
Andrew J. McKenna (5)	110,000	895,438	10,000	1,015,438
Cary D. McMillan	90,000	130,000	10,000	230,000
Sheila A. Penrose	90,000	130,000	5,000	225,000
John W. Rogers, Jr.	90,000	130,000	10,000	230,000
Roger W. Stone	90,000	130,000	10,000	230,000
Miles D. White	90,000	130,000	10,000	230,000

(1) Non-management Directors may defer all or a portion of their retainer and/or fees in the form of common stock equivalent units under our Directors' Deferred Compensation Plan. Such deferrals, as well as the annual grant of common stock equivalent units described in footnote 2 below, are credited to an account that is periodically adjusted to reflect the gains, losses and dividends associated with a notional investment in our common stock. Common stock equivalent units so credited are based on a per-share price equal to the closing price of our common stock on the date of credit. Amounts credited are paid in a single lump-sum cash payment after retirement from the Board or death, or on the date specified by the Director. If the Director has made a valid prior written election, all or a portion of the credited amount may be paid in equal annual installments over up to 15 years beginning after retirement from the Board.

(2) Represents the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718) of (i) common stock equivalent units granted under the Directors' Deferred Compensation Plan on December 31, 2011 to each non-management Director who served on the Board during 2011; and (ii) in the case of Director McKenna, a special grant of 10,434 restricted stock units (RSUs) on June 14, 2011, awarded in recognition of his service as non-executive Chairman of the Board, as described in footnote 5 on page 48.

(3) Outstanding stock awards held by each non-management Director as of December 31, 2011 are set forth below. Stock awards include common stock equivalent units under the Directors' Deferred Compensation Plan and, in the case of Director McKenna, both common stock equivalent units and RSUs.

Name	Outstanding stock awards as of December 31, 2011
Susan E. Arnold	6,872
Robert A. Eckert	35,517
Enrique Hernandez, Jr.	55,464
Jeanne P. Jackson	43,727
Richard H. Lenny	18,679
Walter E. Massey	26,446
Andrew J. McKenna	196,198
Cary D. McMillan	25,412
Sheila A. Penrose	12,534
John W. Rogers, Jr.	32,100
Roger W. Stone	92,918
Miles D. White	4,161

Outstanding options held by each non-management Director as of December 31, 2011 are set forth below. Director Stone's options are held indirectly by a revocable trust, of which he is trustee. The Company has not granted options to non-management Directors since May 20, 2004.

Name	Outstanding stock options as of December 31, 2011
Susan E. Arnold	–
Robert A. Eckert	15,000
Enrique Hernandez, Jr.	–
Jeanne P. Jackson	5,000
Richard H. Lenny	–
Walter E. Massey	–
Andrew J. McKenna	4,998
Cary D. McMillan	–
Sheila A. Penrose	–
John W. Rogers, Jr.	15,000
Roger W. Stone	15,000
Miles D. White	–

(4) Represents Company matching gifts of charitable contributions to tax-exempt organizations for participating non-management Directors. This program matches up to $10,000 of charitable contributions made to certain types of tax-exempt organizations. In 2011, total matching contributions were $115,000.

(5) The amount reported in the "Stock awards" column represents the sum of (i) the $130,000 credit to Director McKenna's account under the Directors' Deferred Compensation Plan on December 31, 2011; and (ii) the aggregate grant date fair value of $765,438 computed in accordance with FASB ASC Topic 718 relating to the special award of 10,434 RSUs described above. These will be paid out on the later of one year from the date of grant or his retirement date.

Stock ownership

STOCK OWNERSHIP GUIDELINES

The Company imposes stock ownership guidelines for Directors and senior officers. These guidelines are available on the Company's website at **www.governance.mcdonalds.com**, and the guidelines for senior officers are discussed in the Compensation Discussion and Analysis section, beginning on page 16.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows all beneficial owners of more than five percent of the Company's common stock outstanding as of December 31, 2011:

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class (3)
BlackRock, Inc. (1) 40 East 52nd Street New York, NY 10022	57,153,070	5.59%
FMR LLC (2) 82 Devonshire Street Boston, MA 02109	55,998,942	5.47%

(1) Reflects shares deemed to be beneficially owned by BlackRock, Inc. (BlackRock), directly or through its subsidiaries, as of December 31, 2011, according to a statement on Schedule 13G/A filed with the SEC on February 13, 2012, which indicates that BlackRock, an investment adviser, has sole voting power and sole dispositive power with respect to all of the shares. The Schedule 13G/A certifies that the securities were acquired in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.

(2)	Reflects aggregate shares deemed to be directly or indirectly beneficially owned by FMR LLC (FMR) and its Chairman, Edward C. Johnson III, as of December 31, 2011, according to a statement on Schedule 13G filed with the SEC on February 14, 2012. Members of the Johnson family, directly or through trusts, own approximately 49% of the voting power of FMR LLC and, due to their share ownership and entry into a voting agreement with certain other shareholders, may be deemed to form a controlling group with respect to FMR. Mr. Johnson and FMR, as the parent company to various investment advisors, managers and other institutions, have sole dispositive power with respect to all of the shares. FMR has sole voting power with respect to 1,180,502 of the shares. The Schedule 13G certifies that the securities were acquired in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.

(3)	Based on the number of outstanding shares of common stock on December 31, 2011.

SECURITY OWNERSHIP OF MANAGEMENT

The following table shows the ownership of the common stock and common stock equivalent units for the named individuals and the group as of March 1, 2012, except as noted below. Directors and executive officers as a group owned (directly, indirectly and through benefit plans) less than 1.0% of the Company's common stock:

Name	Common stock (1)(2)(3)(4)(5)	Stock equivalents (6)	Total
Susan E. Arnold	–	6,872	6,872
Peter J. Bensen	229,697	20,789	250,486
Robert A. Eckert	25,000	35,517	60,517
Timothy J. Fenton	251,684	20,049	271,733
Janice L. Fields	287,232	4,824	292,056
Enrique Hernandez, Jr.	2,000	55,464	57,464
Jeanne P. Jackson	7,250	43,727	50,977
Richard H. Lenny	2,000	18,679	20,679
Walter E. Massey	5,750	26,446	32,196
Andrew J. McKenna	49,408	92,701	142,109
Cary D. McMillan	12,284	25,412	37,696
Sheila A. Penrose	3,000	12,534	15,534
John W. Rogers, Jr.	92,600	32,100	124,700
James A. Skinner	2,043,611	39,784	2,083,395
Roger W. Stone	33,000	92,918	125,918
Donald Thompson	482,932	12,995	495,927
Miles D. White	5,000	4,161	9,161
Directors and executive officers as a group (the Group) (24 persons)	4,426,027	615,557	5,041,584

(1)	Beneficial ownership of shares that are owned by members of their immediate families directly or through trusts is disclaimed as follows: Directors McKenna, 640; and Rogers, 100.

(2)	Includes unallocated shares held in the Company's Profit Sharing and Savings Plan as follows: Directors Skinner, 7,924; and Thompson, 2,869; Mr. Bensen, 37; Ms. Fields 5,970 and the Group, 21,735.

(3)	Includes shares that could be purchased by exercise of stock options on or within 60 days after March 1, 2012 under the Company's option plan as follows: Directors Eckert, 15,000; Jackson, 5,000; McKenna, 4,998; Rogers, 15,000; Skinner, 1,716,700; Stone, 15,000 (options are held by a trust, of which Director Stone is Trustee) and Thompson, 429,326; Messrs. Bensen, 225,453; Fenton, 208,581; and Ms. Fields, 218,476; and the Group, 3,571,471.

(4) Directors and executive officers as a group have sole voting and investment power over shares of common stock listed in the prior table except as follows: (i) shared voting and investment powers for shares held by Directors Eckert, 10,000; Hernandez, 2,000; Jackson, 2,250; Lenny, 2,000; Skinner, 96,203; and Thompson, 253; Mr. Fenton, 35,944; and the Group, 185,454; (ii) for the benefit of children, shares held by Mr. Fenton, 3,159; and the Group, 3,626; (iii) shares held by spouses, Mr. Skinner, 2,926 shares are held in a trust of which his spouse is a trustee and the Group, 3,351; and (iv) 18,000 shares held by a family foundation as to which Director Stone maintains voting and/or transfer rights.

(5) For Director Rogers, includes 77,500 shares of common stock held in a margin account.

(6) Includes common stock equivalent units credited under the Company's retirement plans and the Directors' Deferred Compensation Plan, which are payable in cash.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Our executive officers and Directors and persons who own more than 10% of our common stock (Reporting Persons) must file reports with the SEC about their ownership of and transactions in our common stock and our securities related to our common stock. Reporting Persons must furnish us with copies of these reports. Based on our review of those reports provided to us and inquiries we have made, we believe that during the year ended December 31, 2011, all Reporting Persons timely filed all required reports.

Transactions with related persons, promoters and certain control persons

POLICIES AND PROCEDURES FOR RELATED PERSON TRANSACTIONS

The McDonald's System has over 33,000 restaurants worldwide, most of which are independently owned and operated. Within this extensive System, it is not unusual for our business to touch many companies in many industries, including suppliers of food and other products and services. The Board of Directors reviews, and approves (or ratifies), as appropriate, transactions, relationships or arrangements in which the Company is a participant and that involve Directors, executive officers, beneficial owners of more than 5% of our common stock, their immediate family members, domestic partners and companies in which they have a material interest.

The Board has adopted a policy that sets out procedures for the reporting, review and ratification of related person transactions. The policy operates in conjunction with other aspects of the Company's compliance program, including a requirement that Directors and employees report any circumstances that may create or appear to create a conflict, regardless of the amount involved. Directors and executive officers must also confirm information about related person transactions, and management reviews its books and records and makes other inquiries as appropriate.

Under the Board's policy, the Audit Committee evaluates related person transactions for purposes of recommending to the disinterested members of the Board that the transactions are fair, reasonable and within Company policies and should be approved or ratified.

The Board has considered certain types of potential related person transactions and pre-approved them as not presenting material conflicts of interest. Those transactions include (a) compensation paid to Directors and executive officers that has been approved by the Board or the Compensation Committee; (b) Company contributions to Ronald McDonald House Charities, Inc. and certain other contributions made in limited amounts to other charitable or not-for-profit organizations; and (c) transactions in which the related person's interest arises solely from ownership of the Company's common stock and all holders of the common stock receive the same benefit on a pro rata basis. The Audit Committee considers the appropriateness of any related person transaction not within these pre-approved classes in light of all relevant factors, including:

> the terms of the transaction and whether they are arm's-length and in the ordinary course of McDonald's business;

> the direct or indirect nature of the related person's interest in the transaction;

> the size and expected duration of the transaction; and

> other facts and circumstances that bear on the materiality of the related person transaction under applicable law and listing standards.

Related person transactions involving Directors are also subject to approval or ratification by the disinterested Directors when so required under Delaware law.

RELATED PERSON TRANSACTIONS

In 2011, the Company and its subsidiaries purchased approximately $750,000 worth of paper and other printed products (principally food product liners, trayliners, french fry bags, hash brown bags and bag stuffers) from Schwarz Supply Source. Director McKenna is Chairman of Schwarz, as well as a 40.46 % shareholder. Members of Director McKenna's family are also shareholders of Schwarz. Schwarz's business with the Company and its subsidiaries represents less than 1% of Schwarz's total revenues. The Company believes that these purchases were made on terms at least as favorable as would have been available from other parties. The disinterested Directors ratified this transaction for 2011 and approved the continuation of this arrangement under similar terms for 2012.

In 2011, Inter-Con Security Systems, Inc., provided physical security services for the Company's home office campus. Director Hernandez is the President and Chief Executive Officer, as well as a 54.44% shareholder of Inter-Con. Payments by the Company to Inter-Con for 2011 for such services totaled approximately $1.1 million. The Company believes that these services, which represent less than 1% of the revenues of Inter-Con, were made on terms at least as favorable as would have been available from other parties. The disinterested Directors ratified this transaction for 2011 and approved the continuation of this arrangement under similar terms for 2012.

During 2011, Mr. Stephen Stratton, a former employee of the Company and the brother of Mr. Jeffrey Stratton, Corporate Executive Vice President–Chief Restaurant Officer, owned and operated three U.S. McDonald's restaurants. Mr. Stephen Stratton paid rent and service fees under the terms of standard franchise agreements with McDonald's USA, LLC, a subsidiary of the Company, for the restaurants. These payments totaled $1,125,409 in 2011, and were net of refunds that are associated with participation in various initiatives and promotions, which are generally available to all U.S. owner-operators.

Mr. Jeffrey Stratton's son-in-law, Jeff Ringel, is employed as a Vice President, Graphic Services of the Perseco business unit of HAVI Global Solutions (HGS). HGS and its business units have been significant suppliers of products and services to the McDonald's System. Mr. Ringel is employed by HGS on an at-will basis, and his compensation is determined at the discretion of HGS. In 2011, the Company and its subsidiaries made aggregate payments to HGS of approximately $570 million.

Communications

COMMUNICATIONS WITH THE BOARD OF DIRECTORS AND NON-MANAGEMENT DIRECTORS

Interested persons wishing to communicate directly with the Board or the non-management Directors, individually or as a group, may do so by sending written communications addressed to them at McDonald's Corporation, P.O. Box 4953, Oak Brook, IL 60522-4953 or by e-mail at **mcdbod@us.mcd.com.** Under the Board's policy for communications addressed to the Board, the Office of the Corporate Secretary collects mail from the Directors' post office box and e-mail box, forwards correspondence directed to an individual Director to that Director, and screens correspondence directed to multiple Directors or the full Board in order to forward it to the most appropriate person. Communications to the Board, the non-management Directors or to any individual Director that relate to the Company's accounting, internal accounting controls or auditing matters are referred to the Chairman of the Audit Committee.

CONSIDERATION OF DIRECTOR NOMINATIONS FOR THE 2013 ANNUAL SHAREHOLDERS' MEETING

DIRECTOR CANDIDATES NOMINATED BY THE BOARD

Shareholders can suggest Director candidates for consideration for nomination by the Board by writing to the Governance Committee, c/o Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928 or by e-mail to **corporatesecretary@us.mcd.com**. Shareholders should provide the candidate's name, biographical data, qualifications and the candidate's written consent to being named as a nominee in the Company's Proxy Statement and to serve as a Director, if elected.

DIRECTOR CANDIDATES NOMINATED BY A SHAREHOLDER

For Director nominations to be properly brought before the 2013 Annual Shareholders' Meeting by a shareholder, timely notice in writing must be given by the shareholder to the Office of the Corporate Secretary. With respect to the 2013 Annual Shareholders' Meeting, notice will be timely if it is sent to the Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928 or by e-mail to **corporatesecretary@us.mcd.com**, and delivered on or after 5:00 p.m. Central Time on January 24, 2013 and on or before 5:00 p.m. Central Time on February 23, 2013. A shareholder presenting a nominee for Director must satisfy certain other requirements set forth in the Company's Amended and Restated By-Laws, which are available on the Company's website at *www.governance.mcdonalds.com* and summarized in the next section.

QUALIFICATIONS FOR DIRECTORS

Article II, Section 6 of the Company's Amended and Restated By-Laws provide that, in order to be eligible for election as a Director, a candidate must deliver to the Corporate Secretary statements indicating whether the candidate: (a) will, if elected or re-elected as a Director, deliver following such person's election or re-election a resignation effective upon (i) failure to receive the required vote for re-election at the next annual meeting at which such person faces re-election and (ii) Board acceptance of such resignation; (b) is a party to any voting commitment that could limit the nominee's ability to carry out his/her fiduciary duties; (c) intends to refrain from entering into certain voting commitments; (d) is a party to any arrangements for compensation, reimbursement or indemnification in connection with service as a Director, or intends to enter into any such arrangement; and (e) intends to comply with the Company's publicly disclosed policies and guidelines. The foregoing is a summary of the requirements of Article II, Section 6 of the Company's Amended and Restated By-Laws and is qualified in its entirety by reference to the actual provisions of Article II, Section 6.

In addition, a Director candidate nominated by a shareholder for election at the 2013 Annual Shareholders' Meeting will not be eligible for election unless the shareholder proposing the nominee has provided timely notice of the nomination in accordance with the deadlines specified under the section entitled "Director candidates nominated by a shareholder" and has otherwise complied with the other applicable requirements set forth in the Amended and Restated By-Laws. Shareholders should also consider the Company's Director selection process which is described on page 43.

SHAREHOLDER PROPOSALS FOR INCLUSION IN NEXT YEAR'S PROXY STATEMENT

To be considered for inclusion in the Company's Proxy Statement for the 2013 Annual Shareholders' Meeting, shareholder proposals must be received by the Office of the Corporate Secretary no later than 5:00 p.m. Central Time on December 14, 2012. These proposals must be sent to the Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928 or by e-mail to *corporatesecretary@us.mcd.com*. This notice requirement is in addition to the SEC's requirements that a shareholder must meet in order to have a shareholder proposal included in the Company's Proxy Statement.

OTHER SHAREHOLDER PROPOSALS FOR PRESENTATION AT THE 2013 ANNUAL SHAREHOLDERS' MEETING

For any proposal not properly submitted for inclusion in the Proxy Statement for the 2013 Annual Shareholders' Meeting under SEC rules and that is sought to be presented directly from the floor of the 2013 Annual Shareholders' Meeting, the Company's Amended and Restated By-Laws require that timely notice must be given in writing to the Office of the Corporate Secretary. To be timely, the notice must be delivered to the Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928 or by e-mail to *corporatesecretary@us.mcd.com* on or after 5:00 p.m. Central Time on January 24, 2013 and on or before 5:00 p.m. Central Time on February 23, 2013. The Amended and Restated By-Laws also provide that the proposal, as determined by the Chairman of the meeting, must be a proper subject for shareholder action under Delaware law, and the proposal must satisfy certain other requirements set forth in the Company's Amended and Restated By-Laws.

Solicitation of proxies and voting

NOTICE AND ACCESS

We follow the SEC's "Notice and Access" rule. Most shareholders will receive a notice of Internet availability of proxy materials (Notice) in lieu of a paper copy of the Proxy Statement and the Company's Annual Report. The Notice provides instructions as to how shareholders can access the proxy materials online, describes matters to be considered at the Annual Shareholders' Meeting and gives instructions as to how shares can be voted. Shareholders receiving the Notice can request a paper copy of the proxy materials by following the instructions set forth in the Notice.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
THE PROXY STATEMENT AND OUR 2011 ANNUAL REPORT TO SHAREHOLDERS ARE AVAILABLE AT:
WWW.INVESTOR.MCDONALDS.COM

RECORD DATE

Shareholders owning McDonald's common stock at the close of business on March 27, 2012 (the record date), may vote at the 2012 Annual Shareholders' Meeting. On that date, 1,016,147,106 shares of common stock were outstanding and there were approximately 1,667,000 shareholders of McDonald's common stock. Each share is entitled to one vote on each matter to be voted upon at the Annual Shareholders' Meeting.

VOTING PRIOR TO THE ANNUAL SHAREHOLDERS' MEETING

Most shareholders have a choice of voting prior to the meeting by proxy over the Internet, by telephone or by using a traditional proxy card. Refer to the Notice or your proxy or voting instruction card to see which options are available to you and how to use them.

The Internet and telephone voting procedures are designed to authenticate shareholders' identities and to confirm that their instructions have been properly recorded.

VOTING AT THE ANNUAL SHAREHOLDERS' MEETING

Ballots will be available for shareholders to vote at the meeting. Shareholders who listen to the webcast will not be able to vote their shares unless they vote by proxy prior to the meeting.

QUORUM

A quorum will be present if the holders of a majority of the shares of common stock entitled to vote are present in person or represented by proxy at the Annual Shareholders' Meeting. Our independent inspector of election, Broadridge Financial Solutions, Inc. (Broadridge), will determine whether or not a quorum is present.

VOTING TABULATION

All votes cast at the Annual Shareholders' Meeting will be tabulated by Broadridge.

Directors will be elected by majority vote, which means that a nominee is elected only if the votes cast "for" his/her election exceed the votes cast "against" his/her election (with abstentions and broker non-votes having no effect on the outcome of the election).

With respect to the advisory vote to approve executive compensation, the vote to approve the 2012 Omnibus Stock Ownership Plan, the vote to approve declassification of the Board, the vote to approve shareholders' right to call special meetings, the advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2012 and the advisory vote on the shareholder proposal, shareholders may (a) vote in favor; (b) vote against; or (c) abstain from voting.

Under our Amended and Restated By-Laws, to be approved, the proposals to approve executive compensation, to approve the 2012 Omnibus Stock Ownership Plan, to approve the appointment of the independent auditor for 2012 and to approve the shareholder proposal must receive the affirmative vote of a majority of the voting power of the shares represented at the Annual Shareholders' Meeting and entitled to vote thereon.

Under our Restated Certificate of Incorporation, to be approved, the proposals to approve declassification of the Board and to approve shareholders' right to call special meetings each require the affirmative vote of the holders of a majority of the Company's outstanding capital stock.

Broadridge will treat abstentions on any one or more of the proposals submitted for shareholder action as shares present for purposes of determining a quorum, but an abstention on any proposal (other than director elections) will have the effect of a vote against the approval of that proposal.

REGISTERED SHAREHOLDERS

All valid proxies properly executed and received by the Company prior to the Annual Shareholders' Meeting will be voted as directed by shareholders.

Registered shareholders who submit an executed proxy, but do not specify how they want their shares voted, will have their shares voted as follows: **FOR** the election of the Board's nominees for Director as set forth under "Election of Directors," **FOR** the approval of executive compensation, **FOR** the approval of the 2012 Omnibus Stock Ownership Plan, **FOR** the approval of declassification of the Board, **FOR** the approval of shareholders' right to call special meetings, **FOR** the approval of the appointment of Ernst & Young LLP as independent auditor for 2012, and **AGAINST** the shareholder proposal.

Registered shareholders may revoke their proxy and change their vote at any time before the Annual Shareholders' Meeting by submitting written notice to the Corporate Secretary, by submitting a later dated and properly executed proxy (by Internet, telephone or mail) or by voting in person at the Annual Shareholders' Meeting.

BENEFICIAL HOLDERS

Shareholders who hold their shares through an intermediary, such as a bank or broker, are deemed to be beneficial holders and will receive a voting instruction form from their intermediary. Each intermediary is subject to certain NYSE rules regarding voting and votes according to its own procedures.

Under NYSE rules, the proposal to approve the appointment of independent auditors is considered a "discretionary" item. This means that brokerage firms may vote in their discretion on behalf of clients who have not furnished voting instructions at least 15 days before the date of the Annual Shareholders' Meeting. In contrast, all of the other proposals set forth in this Proxy Statement are "non-discretionary" items. Brokerage firms that have not received voting instructions from their clients on these matters may not vote on these proposals. These so-called "broker non-votes" will not be considered in determining the number of votes necessary for approval and, therefore, will have no effect on the outcome of the votes for these proposals, except for the proposals to approve the declassification of the Board and the shareholders' right to call special meetings. For these two proposals, a broker non-vote will have the same effect as a vote against the proposal. Broker non-votes with respect to any proposal will be treated as shares present for purposes of determining a quorum at the Annual Shareholders' Meeting.

PROXY SOLICITATION

The Company will provide the Notice, electronic delivery of the proxy materials or mail the 2012 Proxy Statement, the 2011 Annual Report and a proxy card to shareholders beginning on or about April 13, 2012, in connection with the solicitation of proxies by the Board of Directors to be used at the 2012 Annual Shareholders' Meeting. The cost of soliciting proxies will be paid by the Company. The Company has retained Georgeson Inc. to aid in the solicitation at a fee of approximately $26,000 plus reasonable out-of-pocket expenses. Proxies also may be solicited by employees and Directors of the Company by mail, telephone, facsimile, e-mail or in person.

CONFIDENTIAL VOTING

It is the Company's policy to protect the confidentiality of shareholder votes. Throughout the voting process, your vote will not be disclosed to the Company, its Directors, officers or employees, except to meet legal requirements or to assert or defend claims for or against the Company or except in those limited circumstances where (1) a proxy solicitation is contested; or (2) you authorize disclosure. The inspector of election has been and will remain independent of the Company. Nothing in this policy prohibits you from disclosing the nature of your vote to the Company, its Directors, officers or employees, or impairs voluntary communication between you and the Company; nor does this policy prevent the Company from ascertaining which shareholders have voted or from making efforts to encourage shareholders to vote.

Additional information

EXECUTIVE OFFICERS

The following list sets forth the names of our current executive officers, their ages and their positions. (Ages are as of April 13, 2012.)

Jose Armario   *Age: 52.*   Corporate Executive Vice President–Global Supply Chain, Development and Franchising
Peter J. Bensen   *Age: 49.*   Corporate Executive Vice President and Chief Financial Officer
Timothy J. Fenton   *Age: 54.*   President, McDonald's Asia/Pacific, Middle East and Africa
Janice L. Fields   *Age: 56.*   President, McDonald's USA
Richard Floersch   *Age: 54.*   Corporate Executive Vice President and Chief Human Resources Officer
Douglas M. Goare   *Age: 59.*   President, McDonald's Europe
Kevin L. Newell   *Age: 55.*   Corporate Executive Vice President and Global Chief Brand Officer
Kevin M. Ozan   *Age: 48.*   Corporate Senior Vice President–Controller
Gloria Santona   *Age: 61.*   Corporate Executive Vice President, General Counsel and Secretary
James A. Skinner   *Age: 67.*   Vice Chairman and Chief Executive Officer (until June 30, 2012)
Jeffrey P. Stratton   *Age: 56.*   Corporate Executive Vice President–Chief Restaurant Officer
Donald Thompson   *Age: 49.*   President and Chief Operating Officer (effective July 1, 2012, President and Chief Executive Officer)

McDONALD'S CORPORATION ANNUAL REPORT ON FORM 10-K, OTHER REPORTS AND POLICIES

Shareholders may access financial and other information on the investor section of the Company's website at ***www.investor.mcdonalds.com***. Also available, free of charge, are copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. Also posted on McDonald's website are the Company's Corporate Governance Principles; the charters of the Board's Committees; the Standards on Director Independence; the Standards of Business Conduct; the Code of Ethics for the Chief Executive Officer and Senior Financial Officers; the Code of Conduct for the Board of Directors; the Policy for Pre-Approval of Audit and Permitted Non-Audit Services, the Political Contribution Policy and the Company's Restated Certificate of Incorporation and Amended and Restated By-Laws. Copies of these documents and other information is also available free of charge by calling 1-800-228-9623 or by sending a request to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523.

HOUSEHOLDING OF ANNUAL SHAREHOLDERS' MEETING MATERIALS

Shareholders who share the same last name and address will receive one package containing a separate Notice for each individual shareholder at that address. Shareholders who have elected to receive paper copies and who share the same last name and address will receive only one set of the Company's Annual Report and Proxy Statement, unless they have notified us that they wish to continue receiving multiple copies. This method of delivery, known as "householding," will help ensure that shareholder households do not receive multiple copies of the same document, helping to reduce our printing and postage costs, as well as saving natural resources.

  If you are a MCDirect Shares participant, hold McDonald's stock certificates or have book-entry shares at Computershare, you can opt out of the householding practice by calling 1-800-621-7825 (toll-free) from the U.S. and Canada, or 1-312-360-5129 from other countries, or writing to McDonald's Shareholder Services, c/o Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078. If you would like to opt out of this practice and your shares are held in street name, please contact your bank or broker.

  If you are receiving multiple copies of proxy materials at your household and would prefer to receive a single copy of these materials, please contact Computershare at the above numbers or address. If your shares are held in street name, please contact your bank or broker.

Information about registering for and attending the Annual Shareholders' Meeting

Date: Thursday, May 24, 2012
Time: 9:00 a.m. Central Time
Place: McDonald's Office Campus, The Lodge, Prairie Ballroom, 2815 Jorie Blvd., Oak Brook, Illinois 60523
Directions: Available at *www.investor.mcdonalds.com*
Parking: Limited parking is available on Campus.

Webcast: To listen to a live webcast of the Annual Shareholders' Meeting, go to *www.investor.mcdonalds.com* on May 24 just prior to 9:00 a.m. Central Time, select the "Webcasts and Podcasts" icon and click on the appro-priate link. The Annual Shareholders' Meeting webcast will be available for a limited time after the meeting.

PRE-REGISTRATION AND ADMISSION POLICY

As seating in the Prairie Ballroom is very limited, we encourage shareholders to listen to the meeting via the live webcast. **If you decide to attend in person, please send the pre-registration form below to McDonald's Shareholder Services by U.S. mail or e-mail as described below.**

- If you are a registered shareholder (i.e., you hold your shares through McDonald's transfer agent, Computershare), you may reserve your ticket by sending the completed form below, as well as proof of share ownership, such as a copy of your meeting notice or your proxy card, by U.S. mail or by scanning and attaching the documents to an e-mail.

- If you hold your shares through an intermediary, such as a bank or broker, you must send us the completed form below, as well as proof of share ownership, such as a copy of your meeting notice, your voting instruction form or your brokerage statement reflecting your McDonald's holdings and your name, by U.S. mail or by scanning and attaching the documents to an e-mail. Please note that requesting a legal proxy from your intermediary does not constitute pre-registering with McDonald's. If you wish to attend the meeting, you must pre-register directly with McDonald's.

- If you are a duly appointed proxy for a shareholder, you must send the completed form below, as well as proof of your proxy power and proof of share ownership for the shareholder for whom you are a proxy, by U.S. mail or by scanning and attaching the documents to an e-mail.

Requests for tickets must be sent by U.S. mail to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523 or by e-mail to *shareholder.services@us.mcd.com.* Requests for tickets must be received no later than 5:00 p.m. Central Time on May 17, 2012.

You will receive a confirmation letter by U.S. mail after we receive your pre-registration materials. Your ticket will be available at the meeting registration desk, and you must show a government issued photo identification, as well as the confirmation letter, to pick-up your ticket. As admission tickets are limited, only those shareholders who have pre-registered will receive tickets, on a first-come, first served basis. Overflow rooms will be available for viewing the meeting. Each shareholder may bring only one guest, who also must be listed on the registration form below. The registration desk will open at 7:30 a.m. Central Time on May 24, 2012. All tickets for the Prairie Ballroom must be picked up by 8:45 a.m. Central Time.

Please do not bring items such as bags and briefcases to the meeting. Only small purses will be permitted in the Prairie Ballroom and the overflow rooms, and these will be subject to inspection prior to admission to the meeting. Individuals attending the meeting must wear appropriate attire and will not be allowed to enter the meeting wearing any attire that could be construed as intended to conceal one's identity (including, but not limited to, hats or costumes). Cameras and other recording devices will not be permitted in the ballroom and the overflow rooms. Cellular phones and all other electronic devices must be turned off and put away during the meeting.

Pre-registration form for 2012 Annual Shareholders' Meeting of McDonald's Corporation

I am a shareholder (or duly appointed proxy for a shareholder) of McDonald's Corporation and plan to attend the Annual Shareholders' Meeting to be held on May 24, 2012.

Name (please print)   *Phone number*

Address

City   *State*   *Zip*

Name of guest (only shareholders may bring a guest)

Room preference: ☐ *Prairie Ballroom* ☐ *Overflow room (for viewing only)*   *Room preference will be accommodated on a first come, first served basis.*

A shareholder must accompany his or her guest in order for a guest to gain admission to the meeting. A duly appointed proxy for a shareholder will not be allowed to bring a guest to the meeting. All shareholders and proxies must provide proof of share ownership.

To avoid delay in the receipt of your confirmation letter, please do not return this form with your proxy card or mail it in the business envelope that you may have received with your proxy materials.

This form along with proof of ownership must be returned by mail to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523 or by e-mail to *shareholder.services@us.mcd.com* no later than 5:00 p.m. Central Time on May 17, 2012.

Please contact McDonald's Shareholder Services with any questions at 630-623-7428.

EXHIBIT A
REVISED ARTICLE TWELFTH

TWELFTH: Board of Directors.

(a)   Number, Election and Terms. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than 11 nor more than 24 persons. The exact number of directors within the minimum and maximum limitations specified in the preceding sentence shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors.

~~At the 1983 Annual Meeting of Stockholders, the directors shall be divided into three classes, as nearly equal in number as possible, with the term of office of the first class to expire at the 1984 annual meeting of stockholders, the term of office of the second class to expire at the 1985 annual meeting of stockholders and the term of office of the third class to expire at the 1986 annual meeting of stockholders.~~

~~At each annual meeting of stockholders following such initial classification and election, directors elected to succeed those whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of stockholders after their election.~~

The directors, other than directors elected separately as a class by the holders of any one or more series of Preferred Stock, shall be and are divided into classes, with the terms of the classes elected at the annual meetings of stockholders held in 2010, 2011 and 2012, respectively, expiring at the third annual meeting of stockholders held after the election of such class of directors; provided that such division shall terminate at the third annual meeting of stockholders held after the 2012 annual meeting of stockholders. Notwithstanding the preceding sentence, but subject to the rights of the holders of any one or more series of Preferred Stock to elect directors separately as a class, each director elected by the stockholders after the 2012 annual meeting of stockholders shall serve for a term expiring at the first annual meeting of stockholders held after such director's election.

(b)   Newly Created Directorships and Vacancies. Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by a majority vote of the directors then in office. Directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which they have been elected expires or, following the termination of the division of directors into three classes, directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders held after their election as directors. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(c)   Removal. Subject to the rights of the holders of any ~~series of Preferred Stock then outstanding, any director, or the entire Board of Directors, may be removed from office at any time, but~~ one or more series of Preferred Stock to elect additional directors under specific circumstances, (i) any director serving in a class of directors elected for a term expiring at the third annual meeting of stockholders following the election of such class shall be removable only for cause, and ~~only by~~ all other directors shall be removable either with or without cause, and (ii) the removal of any director, whether with or without cause, shall require the affirmative vote~~s~~ of the holders of a majority of the voting power of the capital stock of the Corporation outstanding and entitled to vote thereon.

~~(d)   Amendment, Repeal, Etc. Notwithstanding anything to the contrary contained in this Restated Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation outstanding and entitled to vote thereon shall be required to amend, alter or repeal, or to adopt any provision inconsistent with, this Article Twelfth.~~

EXHIBIT B
REVISED ARTICLE THIRTEENTH

THIRTEENTH: Stockholder Action. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders. Special meetings of stockholders of the Corporation may be called ~~upon not less than 10 nor more than 60 days' written notice~~ only by the Board of Directors pursuant to a resolution approved by a majority of the Board of Directors. ~~Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation outstanding and entitled to vote thereon shall be required to amend, alter or repeal, or to adopt any provision inconsistent with, this Article Thirteenth.~~ or by the Secretary of the Corporation at the written request of stockholders who have, or who are acting on behalf of beneficial owners who have, an aggregate "net long position" of not less than 25% of the outstanding shares of Common Stock as of the record date fixed in accordance with the By-Laws (as amended from time to time) to determine who may deliver a written request to call such special meeting; provided that each such stockholder, or beneficial owner directing such stockholder, must have held such "net long position" included in such aggregate amount continuously for the one-year period ending on such record date and must continue to hold such "net long position" through the date of the conclusion of the special meeting. "Net long position" shall be determined with respect to each stockholder requesting a special meeting and each beneficial owner who is directing a stockholder to act on such owner's behalf (each stockholder and owner, a "party") in accordance with the definition thereof set forth in Rule 14e-4 under the Securities Exchange Act of 1934, as amended from time to time, provided that (x) for purposes of such definition, in determining such party's "short position," the reference in Rule 14e-4 to "the date that a tender offer is first publicly announced or otherwise made known by the bidder to holders of the security to be acquired" shall be the record date fixed to determine the stockholders entitled to deliver a written request for a special meeting, and the reference to the "highest tender offer price or stated amount of the consideration offered for the subject security" shall refer to the closing sales price of the Corporation's Common Stock on the New York Stock Exchange (or such other securities exchange designated by the Board of Directors if the Common Stock is not listed for trading on the New York Stock Exchange) on such record date (or, if such date is not a trading day, the next succeeding trading day) and (y) the net long position of such party shall be reduced by the number of shares as to which the Board of Directors determines that such party does not, or will not, have the right to vote or direct the vote at the special meeting or as to which the Board of Directors determines that such party has entered into any derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares.

The foregoing provisions of this Article Thirteenth (other than the first sentence of this Article Thirteenth) shall be subject to the provisions of the By-Laws (as amended from time to time) that limit the ability to make a request for a special meeting and that specify the circumstances pursuant to which a request for a special meeting will be deemed to be revoked. The Board of Directors shall have the authority to interpret the provisions of this Article Thirteenth and the By-Laws relating to special meetings of stockholders and to determine whether a party has complied with such provisions. Each such interpretation and determination shall be set forth in a written resolution filed with the Secretary of the Corporation and shall be binding on the Corporation and its stockholders.



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McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523
630-623-3000
www.aboutmcdonalds.com

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McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523
www.aboutmcdonalds.com

**McDONALD'S CORPORATION
2012 OMNIBUS STOCK OWNERSHIP PLAN
Approved by shareholders May 24, 2012**

THE PLAN

McDonald's Corporation, a Delaware corporation (the "Company"), established the McDonald's Corporation 2012 Omnibus Stock Ownership Plan, and the Plan was approved by the Company's shareholders at the May 24, 2012 Annual Meeting. The Plan became effective as of June 1, 2012 and permits the grant of stock options, stock bonuses, dividend equivalents, restricted stock units and other stock-based awards. The Plan replaces the Amended and Restated 2001 Omnibus Stock Ownership Plan, as amended through February 9, 2011, and applies to all Awards (as hereinafter defined) granted on or after June 1, 2012, subject to variations as required to comply with local laws and regulations applicable outside the United States.

1.   Purpose

The purpose of this Plan is to advance the interest of the Company by encouraging and enabling the acquisition of a larger personal financial interest in the Company by those Employees and non-Employee directors upon whose judgment and efforts the Company is largely dependent for the successful conduct of its operations. It is anticipated that the acquisition of such financial interest and Stock ownership will stimulate the efforts of such Employees and directors on behalf of the Company, strengthen their desire to continue in the service of the Company, and encourage shareholder and entrepreneurial perspectives through Stock ownership. It is also anticipated that the opportunity to obtain such financial interest and Stock ownership will prove attractive to promising new Employees and will assist the Company in attracting such Employees.

2.   Definitions

As used in this Plan, the terms set forth below shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

  (a)   "*Award*" means any stock options, restricted stock units, stock bonuses, dividend equivalents and other stock-based awards granted under this Plan. In addition, for purposes of Section 3(d) only, "Award" means any award granted under any Prior Plan.

  (b)   "*Award Agreement*" has the meaning specified in Section 4(c)(iv).

  (c)   "*Board*" means the Board of Directors of the Company.

  (d)   "*Business Combination*" has the meaning specified in Section 2(g)(iii).

  (e)   "*Business Day*" means any day on which the principal securities exchange on which the shares of the Company's common stock are then listed or admitted to trading is open.

  (f)   "*Cause*" means (i) in the case of a Grantee who is an Employee of the Company or a Subsidiary, the Grantee's commission of any act or acts involving dishonesty, fraud,

illegality or moral turpitude, and (ii) in the case of a Grantee who is a non-Employee director or senior director of the Company, cause pursuant to Article Twelfth (c) of the Company's Restated Certificate of Incorporation.

(g) "*Change in Control*" means the happening of any of the following events:

(i) the acquisition by any Person of "beneficial ownership" (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of 20% or more of either (A) the then-outstanding shares of Stock ("Outstanding Company Common Stock") or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that, for purposes of this Section 2(g)(i), the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any Employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company or (4) any acquisition by any entity pursuant to a transaction that complies with Sections 2(g)(iii)(A), (B) and (C); or

(ii) individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company and/or any entity controlled by the Company, or a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any entity controlled by the Company (each, a "Business Combination"), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding

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voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

       (iv)   approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

(h)   "*Code*" means the U.S. Internal Revenue Code of 1986, as amended, and regulations and rulings thereunder. References to a particular section of, or rule under, the Code shall include references to successor provisions.

(i)   "*Committee*" has the meaning specified in Section 4(a).

(j)   "*Company*" has the meaning specified in the first paragraph.

(k)   "*Disability*" as it regards Employees, shall mean (a) a mental or physical condition for which the Employee is receiving or is eligible to receive benefits under the McDonald's Corporation Long-Term Disability Plan or other long-term disability plan maintained by the Employee's employer or (b) a mental or physical condition which, with or without reasonable accommodations, renders an Employee permanently unable or incompetent to carry out the job responsibilities he held or tasks to which he was assigned at the time the condition was incurred, with such determination to be made by the Committee on the basis of such medical and other competent evidence as the Committee in its sole discretion shall deem relevant.

"*Disability*" as it regards non-Employee directors and senior directors means a physical or mental condition that prevents the director from performing his or her duties as a member of the Board or a senior director, as applicable, and that is expected to be permanent or for an indefinite duration exceeding one year.

(l)   "*Dividend equivalent*" means an Award made pursuant to Section 6(d).

(m)   "*Employee*" means any individual designated as an employee of the Company, its Affiliate, and/or its Subsidiaries who is on the current payroll records thereof; an Employee shall not include any individual during any period he or she is classified or treated by the Company, Affiliate, and/or Subsidiary as an independent contractor, a consultant, or any employee of an employment, consulting, or temporary agency or any other entity other than the Company, Affiliate, and/or Subsidiary, without regard to whether such individual is subsequently determined to have been, or is subsequently retroactively reclassified as a common-law employee of the Company, Affiliate, and/or Subsidiary during such period. "*Employment*" shall have the correlative meaning. The Committee in its discretion may, in the applicable Award Agreement, adopt a different definition of "Employee" and "Employment" for Awards granted to Grantees working outside the United States.

(n)   "*Effective Date*" means June 1, 2012.

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(o)   "*Fair Market Value*" of any security of the Company means, as of any applicable date, the closing price of the security at the close of normal trading hours on the New York Stock Exchange, or, if no such sale of the security shall have occurred on such date, on the next preceding date on which there was such a sale.

(p)   "*Foreign Equity Incentive Plan*" has the meaning specified in Section 14.

(q)   "*Grant Date*" has the meaning specified in Section 6(a)(i).

(r)   "*Grantee*" means an individual who has been granted an Award.

(s)   "*including*" or "*includes*" means "including, without limitation," or "includes, without limitation."

(t)   "*Incumbent Board*" has the meaning specified in Section 2(g)(ii).

(u)   "*Minimum Consideration*" means $.01 per share or such larger amount determined pursuant to resolution of the Board to be "capital" (within the meaning of Section 154 of the Delaware General Corporation Law).

(v)   "*Minimum Vesting Requirement*" means that Awards subject to the Minimum Vesting Requirement shall not become nonforfeitable prior to the first anniversary of the Grant Date, subject to Sections 12, 13 and 21.

(w)   "*1934 Act*" means the Securities Exchange Act of 1934, as amended, and regulations and rulings thereunder. References to a particular section of, or rule under, the 1934 Act shall include references to successor provisions.

(x)   "*non-Employee director*" means a member of the Board who is not an Employee of the Company.

(y)   "*Option Price*" means the per-share purchase price of Stock subject to a stock option.

(z)   "*other stock-based award*" means an Award made pursuant to Section 6(f).

(aa)   "*Outstanding Company Common Stock*" has the meaning specified in Section 2(g)(i).

(bb)   "*Outstanding Company Voting Securities*" has the meaning specified in Section 2(g)(i).

(cc)   "*Person*" means any "*individual*," "*entity*" or "*group*," within the meaning of Section 13(d)(3) or 14(d)(2) of the 1934 Act.

(dd)   "*Prior Plan*" means the McDonald's Corporation Amended and Restated 2001 Omnibus Stock Ownership Plan, as amended and restated, the McDonald's Corporation 1992

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Stock Ownership Incentive Plan, as amended and restated, and the McDonald's Corporation 1975 Stock Ownership Option Plan, as amended and restated.

(ee) "*Qualified Performance-Based Award*" means any Award that is intended to qualify for the Section 162(m) Exemption, as provided in Section 23.

(ff) "*Qualified Performance Goal*" means a performance goal established by the Committee in connection with the grant of a Qualified Performance-Based Award, which (i) is based on the attainment of specified levels of one or more Specified Performance Goals, and (ii) is set by the Committee within the time period prescribed by Section 162(m) of the Code; provided, that in the case of a stock option or stock appreciation right, the Qualified Performance Goal shall be considered to have been established without special action by the Committee, by virtue of the fact that the Stock subject to such Award must increase in value over its Fair Market Value on the Grant Date (or over a higher value) in order for the Grantee to realize any compensation from exercising the stock option or stock appreciation right.

(gg) "*Restricted Stock Unit" or "RSU"* means an Award made pursuant to Section 6(e).

(hh) "*Section 16 Grantee*" means an individual subject to potential liability under Section 16(b) of the 1934 Act with respect to transactions involving equity securities of the Company.

(ii) "*Section 162(m) Exemption*" means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

(jj) "*Service-Vesting Award*" means an Award, the vesting of which is contingent solely on the continued service of the Grantee as an Employee of the Company and its Subsidiaries or as a non-Employee director of the Company.

(kk) "*Specified Performance Goal*" means any of the following measures as applied to the Company as a whole or to any Subsidiary, division or other unit of the Company: revenue; operating income; net income; basic or diluted earnings per share; return on revenue; return on assets; return on equity; return on total capital; total shareholder return; or any other measure of financial performance that can be determined pursuant to U.S. generally accepted accounting principles.

(ll) "*Stock*" means the common stock of the Company, par value $.01 per share.

(mm) "*Subsidiary*" means any entity in which the Company directly or through intervening subsidiaries owns 25% or more of the total combined voting power or value of all classes of stock, or, in the case of an unincorporated entity, a 25% or more interest in the capital and profits.

(nn) "*Termination of Directorship*" means the first date upon which a non-Employee director is neither a member of the Board.

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(oo) "*Termination of Employment*" of a Grantee means the termination of the Grantee's Employment with the Company and the Subsidiaries, as determined by the Company.

3.   Scope of this Plan.

(a)   As of December 31, 2011, 27,610,823 shares were available for future grant under Prior Plans. If this Plan is approved, those shares (including any portion of those shares subject to awards granted from December 31, 2011 through May 31, 2012), an additional 27,500,000 shares, and any shares returned to the Prior Plans as described in (d) below, will become available for future grants under this Plan, up to a total number of shares of Stock delivered to Grantees pursuant to this Plan of 56 million, subject to the other provisions of this Section 3 and to adjustment as provided in Section 22. Such shares may be treasury shares or newly-issued shares or both, as may be determined from time to time by the Board or by the Committee appointed pursuant to Section 4.

(b)   Subject to adjustment as provided in Section 22, the maximum number of shares of Stock for which stock options and stock appreciation rights may be granted to any Grantee in any one-year period shall be 2 million, and the maximum number of shares of Stock that may be granted to any Grantee in any one-year period in the form of restricted stock, and other stock-based awards, in each case that are Qualified Performance-based Awards, shall be 500,000. Subject to the other provisions of this Section 3 and subject to adjustment as provided in Section 22, not more than 1,000,000 bonus shares of Stock may be granted under this Plan.

(c)   If and to the extent an Award granted under this Plan shall, after the Effective Date, expire or terminate for any reason without having been exercised in full, or shall be forfeited or settled for cash, the shares of Stock (including restricted stock) associated with the expired, terminated or forfeited portion of such Award shall become available for other Awards. In no event shall the number of shares of Stock considered to be delivered pursuant to the exercise of a stock appreciation right include the shares that represent the grant or exercise price thereof, which shares are not delivered to the Grantee upon exercise.

(d)   If and to the extent an Award granted under a Prior Plan shall, after the Effective Date, expire or terminate for any reason without having been exercised in full, or shall be forfeited or settled for cash, the shares of Stock (including restricted stock) associated with the expired, terminated or forfeited portion of such Award shall become available for Awards under this Plan. If, after the Effective Date, a Grantee uses shares of Stock owned by the Grantee (by either actual delivery or by attestation) to pay the Option Price of any stock option granted under this Plan or a Prior Plan or to satisfy any tax-withholding obligation with respect to an Award granted under this Plan or a Prior Plan, the number of shares of Stock delivered or attested to shall be added to the number of shares of Stock available for delivery under this Plan. To the extent any shares of Stock subject to a stock option granted under this Plan are withheld, after the Effective Date, to satisfy the Option Price of that stock option, or any shares of Stock subject to an Award granted under this Plan are withheld to satisfy any tax-withholding obligation, such shares shall not be deemed to have been delivered for purposes of determining the maximum

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number of shares of Stock available for delivery under this Plan. To the extent any shares of Stock subject to an Award granted under a Prior Plan are withheld, after the Effective Date, to satisfy any tax-withholding obligation, such shares shall be added to the maximum number of shares of Stock available for delivery under this Plan. Notwithstanding the foregoing, no shares of Stock that become available for Awards granted under this Plan pursuant to the foregoing provisions of this Section 3(d) shall be available for grants of incentive stock options pursuant to Section 6(f).

4. Administration

(a)   Subject to Section 4(b), this Plan shall be administered by a committee appointed by the Board (the "Committee"). All members of the Committee shall be "outside directors" (as defined or interpreted for purposes of the Section 162(m) Exemption). The composition of the Committee also shall be subject to such limitations as the Board deems appropriate to permit transactions in Stock pursuant to this Plan to be exempt from liability under Rule 16b-3 under the 1934 Act and to satisfy the "independence" requirements of any national securities exchange on which the Stock is listed.

(b)   The Board may, in its discretion, reserve to itself any or all of the authority and responsibility of the Committee. To the extent that the Board has reserved to itself the authority and responsibility of the Committee, all references to the Committee in this Plan shall be deemed to refer to the Board.

(c)   The Committee shall have full and final authority, in its discretion, but subject to the express provisions of this Plan (including without limitation Section 23(e)), as follows:

(i)   to grant Awards,

(ii)   to determine (A) when Awards may be granted, and (B) whether or not specific Awards shall be identified with other specific Awards, and, if so, whether they shall be exercisable cumulatively with or alternatively to such other specific Awards,

(iii)   to interpret this Plan,

(iv)   to determine all terms and provisions of all Awards, including without limitation any restrictions or conditions (including specifying such performance criteria as the Committee deems appropriate, and imposing restrictions with respect to Stock acquired upon exercise of a stock option, which restrictions may continue beyond the Grantee's Termination of Employment or Termination of Directorship, as applicable), which shall be set forth in a written (including in an electronic form) agreement for each Award (the "Award Agreements"), which need not be identical, and, with the consent of the Grantee, to modify any such Award Agreement at any time,

(v)   to adopt or to authorize foreign Subsidiaries to adopt Foreign Equity Incentive Plans as provided in Section 14,

(vi)   to delegate any or all of its duties and responsibilities under this Plan to any individual or group of individuals it deems appropriate, except its duties and responsibilities with respect to Section 16 Grantees and with respect to Qualified Performance-Based Awards, and (A) the acts of such delegates shall be treated hereunder as acts of the Committee and (B) such delegates shall report to the Committee regarding the delegated duties and responsibilities,

(vii)   to accelerate the exercisability of, and to accelerate or waive any or all of the restrictions and conditions applicable to, any Award or any group of Awards, other than the Minimum Vesting Requirement, for any reason, solely to the extent that any such acceleration or waiver would not cause any tax to become due under Section 409A of the Code,

(viii)   subject to Section 6(a)(ii), to extend the time during which any Award or group of Awards may be exercised or earned, solely to the extent that any such extension would not cause any tax to become due under Section 409A of the Code,

(ix)   to make such adjustments or modifications to Awards granted to or held by Grantees working outside the United States as are necessary and advisable to fulfill the purposes of this Plan or to accommodate the specific requirements of local laws, procedures or practices,

(x)   to impose such additional conditions, restrictions and limitations upon the grant, exercise or retention of Awards as the Committee may, before or concurrently with the grant thereof, deem appropriate, including requiring simultaneous exercise of related identified Awards and limiting the percentage of Awards that may from time to time be exercised by a Grantee,

(xi)   notwithstanding Section 8, to prescribe rules and regulations concerning the transferability of any Awards, and

(xii)   to make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

(d)   The determination of the Committee on all matters relating to this Plan or any Award Agreement shall be made in its sole discretion, and shall be conclusive and final. No member of the Committee shall be liable for any action or determination made in good faith with respect to this Plan or any Award.

5.   Eligibility

Awards may be granted to any Employee (including any officer) of the Company or any of its domestic Subsidiaries, any Employee, officer or director of any of the Company's foreign Subsidiaries (provided, that in the case of an Employee, officer or director of a domestic or foreign Subsidiary in which the Company owns less than 50% of the total combined voting power or value of all classes of stock, Awards may be granted only where there is a sufficient nexus between such Employee, officer or director and the Company so that the grant serves a genuine business purpose of the Company) and to any non-Employee director of the Company. In selecting the individuals to whom Awards may be granted, as well as in determining the number of shares of Stock subject to, and the other terms and conditions applicable to, each Award, the Committee shall take into consideration such factors as it deems relevant in promoting the purposes of this Plan.

6. Conditions to Grants

   (a) General conditions.

   (xiii)   The "Grant Date" of an Award shall be the date on which the Committee grants the Award or such later date as specified in advance by the Committee.

   (xiv)   The term of each Award shall be a period not longer than 10 years from the Grant Date.

   (xv)   A Grantee may, if otherwise eligible, be granted additional Awards in any combination.

   (b) Grant of Stock Options and Option Price. A stock option represents the right to purchase a share of Stock at a predetermined Option Price. No later than the Grant Date of any stock option, the Committee shall establish the Option Price of such stock option. The per-share Option Price of a stock option shall not be less than 100% of the Fair Market Value of a share of the Stock on the Grant Date. Such Option Price shall be subject to adjustment as provided in Section 22. The applicable Award Agreement may provide that the stock option shall be exercisable for restricted stock. The Committee shall not without the approval of the Company's shareholders, other than pursuant to Section 22, (i) reduce the per-share Option Price of a stock option after it is granted, (ii) cancel a stock option when the per-share Option Price exceeds the Fair Market Value of a share of the Stock in exchange for cash or another Award (other than in connection with a Change in Control), or (c) take any other action with respect to a stock option that would be treated as a repricing under the rules and regulations of the New York Stock Exchange.

   (c) Grant of Stock Bonuses. The Committee may, in its discretion, grant shares of Stock to any Employee eligible under Section 5 to receive Awards, other than executive officers of the Company.

   (d) Grant of Dividend Equivalents. The Committee may, in its discretion, grant dividend equivalents, which represent the right to receive cash payments or shares of Stock measured by the dividends payable with respect to specific shares of Stock or a specified number of shares of Stock. Dividend equivalents may be granted as part of another type of Award, and shall be subject to such terms and conditions as the Committee shall determine; provided, that the Committee shall not provide for payment of dividend equivalents in a manner that would cause any tax to become due under Section 409A of the Code.

   (e) Grant of Restricted Stock Units ("RSUs"). The Committee may, in its discretion, grant RSUs, which Awards are denominated in, payable in, and valued, in whole or in part, by reference to, shares of Stock. An RSU shall represent the right to receive a payment, in cash, shares of Stock or both (as determined by the Committee), and shall be subject to such terms and conditions as the Committee shall determine.

(f)   *Grant of Other Stock-Based Awards.* The Committee may, in its discretion, grant other stock-based awards. These are Awards, other than stock options (not including incentive stock options), stock bonuses, dividend equivalents and restricted stock units that are denominated in, valued, in whole or in part, by reference to, or otherwise based on or related to, Stock. The purchase, exercise, exchange or conversion of other stock-based awards granted under this Section 6(f) shall be on such terms and conditions and by such methods as shall be specified by the Committee. If the value of any other stock-based award is based on the difference between the excess of the Fair Market Value, on the date such Fair Market Value is determined, over such Award's exercise or grant price, the exercise or grant price for such an Award will not be less than 100% of the Fair Market Value on the Grant Date. If the value of such an Award is based on the full value of a share of Stock, and the Award is a Service-Vesting Award, then such Award shall be subject to the Minimum Vesting Requirement. The Committee shall not without the approval of the Company's shareholders, other than pursuant to Section 22, (i) lower the exercise price of a stock appreciation right after it is granted, (ii) cancel a stock appreciation right when the exercise price exceeds the Fair Market Value of a share of the Stock in exchange for cash or another Award (other than in connection with a Change in Control), or (iii) take any other action with respect to a stock appreciation right that would be treated as a repricing under the rules and regulations of the New York Stock Exchange.

7.   Grantee's Agreement to Serve

The Committee may, in its discretion, require each Grantee who is granted an Award to, execute such Grantee's Award Agreement, and to agree that such Grantee will remain in the employ of the Company or any of its Subsidiaries or remain as a non-Employee director, as applicable, for at least one year after the Grant Date. No obligation of the Company or any of its Subsidiaries as to the length of any Grantee's employment or service as a non-Employee director shall be implied by the terms of this Plan, any grant of an Award hereunder or any Award Agreement. The Company and its Subsidiaries reserve the same rights to terminate employment of any Grantee as existed before the Effective Date.

8.   Non-Transferability

No Award granted hereunder shall be assigned, encumbered, pledged, sold, transferred, or otherwise disposed of other than by will or the laws of descent and distribution; provided however, that unless otherwise determined by the Committee, a Grantee may designate in writing a beneficiary to exercise or hold, as applicable, his or her Award after such Grantee's death. In the case of a holder after the Grantee's death, an Award shall be transferable solely by will or by the laws of descent and distribution.

9.   Exercise

(a)   *Exercise of Stock Options.* Subject to Sections 4(c)(vii), 12, 13 and 21 and such terms and conditions as the Committee may impose, each stock option shall be exercisable as and when determined by the Committee; provided that, unless the Committee determines otherwise, each stock option shall be exercisable in one or more installments commencing not earlier than the first anniversary of the Grant Date of such stock option.

Each stock option shall be exercised by delivery of notice of intent to purchase a specific number of shares of Stock subject to such stock option. Such notice shall be in a manner specified by and satisfactory to the Company. The Option Price of any shares of Stock as to which a stock option shall be exercised shall be paid in full at the time of the exercise. Payment may, at the election of the Grantee, be made in any one or any combination of the following:

(xvi)   cash,

(xvii)   unless otherwise determined by the Committee, Stock owned by the Grantee, valued at its Fair Market Value at the time of exercise,

(xviii)   with the approval of the Committee, shares of restricted stock held by the Grantee, each valued at the Fair Market Value of a share of Stock at the time of exercise, or

(xix)   unless otherwise determined by the Committee, through simultaneous sale through a broker of shares acquired on exercise, as permitted under Regulation T of the Board of Governors of the Federal Reserve System.

If shares of Stock are used to pay the Option Price, such shares of Stock must have been held by the Grantee for more than six months prior to exercise of the stock option, unless otherwise determined by the Committee. Such payment may be made by actual delivery or attestation.

(b)   Time of Exercise/Expiration. Notwithstanding anything to the contrary herein, in the event that the final date on which any stock option would otherwise be exercisable in accordance with the provisions of this Plan (including without limitation Section 12 hereof) is not a Business Day, the last day on which such stock option may be exercised is the last Business Day immediately preceding such date.

10.   Notification under Section 83(b)

The Committee may, on the Grant Date or any later date, prohibit a Grantee from making the election described below. If the Committee has not prohibited such Grantee from making such election, and the Grantee shall, in connection with the exercise of any stock option, or the grant of any share of restricted stock, make the election permitted under Section 83(b) of the Code (i.e., an election to include in such Grantee's gross income in the year of transfer the amounts specified in Section 83(b) of the Code), such Grantee shall notify the Company of such election within 10 days of filing notice of the election with the U.S. Internal Revenue Service, in addition to complying with any filing and notification required pursuant to regulations issued under the authority of Section 83(b) of the Code.

11.   Withholding Taxes

(a)   Whenever, under this Plan, cash or Stock is to be delivered upon exercise or payment of an Award, or any other event occurs that results in taxation of a Grantee with respect to an Award, the Company shall be entitled to require (i) that the Grantee remit an amount sufficient to satisfy all U.S. federal, state and local withholding tax requirements related thereto, (ii) the withholding of such sums from compensation otherwise due to the Grantee or from any

shares of Stock due to the Grantee under this Plan, (iii) any other method prescribed by the Committee from time to time or (iv) any combination of the foregoing.

(b) If any disqualifying disposition (as defined in Section 421(b) of the Code) is made with respect to shares of Stock acquired under an incentive stock option granted pursuant to this Plan or any election described in Section 10 is made, then the individual making such disqualifying disposition or election shall remit to the Company an amount sufficient to satisfy all U.S. federal, state and local withholding taxes thereby incurred; provided, that in lieu of or in addition to the foregoing, the Company shall have the right to withhold such sums from compensation otherwise due to the Grantee or from any shares of Stock due to the Grantee under this Plan.

(c) Notwithstanding the foregoing, in no event shall the amount withheld or remitted in the form of shares of Stock due to a Grantee under this Plan exceed the minimum required by applicable law, except in the case of amounts due to a Grantee working outside the United States where the amount withheld may exceed such minimum, provided that it is not in excess of the actual amount required to be withheld with respect to the Grantee under applicable tax law or regulations.

(d) Although the Company may endeavor to qualify an Award for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or to avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything contrary in this Plan and the Company will have no liability to a Grantee or any other party if a payment under an Award does not receive or maintain such favorable treatment or does not avoid such unfavorable treatment. The Company shall be unconstrained in its corporate activities without regard to the potential tax impact on Grantees.

12. Termination of Employment

(a) The applicable Award Agreement shall specify the treatment of such Award upon the Grantee's Termination of Employment. Unless otherwise provided in the applicable Award Agreement, all unvested Awards shall forfeit upon the Grantee's Termination of Employment, and vested stock options shall remain exercisable until the 90th day following Termination of Employment.

(b) *Committee Discretion*. Notwithstanding the foregoing, the Committee may determine that the consequences of a Termination of Employment for a particular Award will differ from those in the applicable Grant Agreement after it is granted if the change is favorable to the Grantee, unless otherwise required to comply with applicable laws; provided, that the Committee shall have no authority (i) after the Grant Date, to extend the time to exercise unexercised stock options or stock appreciation rights to any date later than the 10th anniversary of the Grant Date (or, if earlier, the original expiration date of the Award) or (ii) otherwise to provide for terms of an Award that would cause any tax to become due under Section 409A of the Code.

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13. Termination of Directorship

(a)   The applicable Award Agreement shall specify the treatment of such Award upon the Director's Termination of Directorship with the Company. Unless otherwise provided in the applicable Award Agreement, all unvested Awards shall forfeit upon the Director's Termination of Directorship.

(b)   Committee Discretion. Notwithstanding the foregoing, the Committee may determine that the consequences of Termination of Directorship for a particular Award will differ from those in the Applicable Award Agreement after the Award is granted, if the change is favorable to the Grantee; provided, that the Committee shall have no authority (i) after the Grant Date, to extend the time to exercise unexercised stock options or stock appreciation rights to any date later than the 10th anniversary of the Grant Date (or, if earlier, the original expiration date of the Award) or (ii) otherwise to provide for terms of an Award that would cause any tax to become due under Section 409A of the Code.

14. Equity Incentive Plans of Foreign Subsidiaries

The Committee may adopt or authorize any foreign Subsidiary to adopt a plan for granting Awards (a "Foreign Equity Incentive Plan"). All awards granted under such Foreign Equity Incentive Plans shall be treated as grants under this Plan. Such Foreign Equity Incentive Plans shall have such terms and provisions as the Committee permits not inconsistent with the provisions of this Plan.

15. Securities Law Matters

(a)   If the Committee deems it necessary to comply with the Securities Act of 1933, as amended, and the regulations and rulings thereunder, the Committee may require a written investment intent representation by the Grantee and may require that a restrictive legend be affixed to certificates for shares of Stock.

(b)   If, based upon the opinion of counsel for the Company, the Committee determines that the exercise or nonforfeitability of, or delivery of benefits pursuant to, any Award would violate any applicable provision of (i) U.S. federal, state, foreign or local securities law or (ii) the listing requirements of any national securities exchange on which are listed any of the Company's equity securities (together, referred to herein as "Securities Law Requirements"), then the Committee may (A) postpone any such exercise, nonforfeitability or delivery, as the case may be, for not more than 30 days after the date on which such exercise, nonforfeitability or delivery would no longer violate such law or requirements, or (B) amend or cancel some or all of the Awards affected by such Securities Law Requirements, with or without consideration to the relevant Grantees.

16. Funding

Benefits payable under this Plan to any person shall be paid directly by the Company. The Company shall not be required to fund, or otherwise segregate assets to be used for payment of, benefits under this Plan.

17. No Employment Rights

Neither the establishment of this Plan, nor the granting of any Award, shall be construed to (a) give any Grantee the right to remain employed by the Company or any of its Subsidiaries or to any benefits not specifically provided by this Plan or (b) in any manner modify the right of the Company or any of its Subsidiaries to modify, amend, or terminate any of its employee benefit plans.

18. Rights as a Stockholder

A Grantee shall not, by reason of any Award (other than restricted stock), have any right as a stockholder of the Company with respect to the shares of Stock that may be deliverable upon exercise or payment of such Award until such shares have been delivered to him or her.

19. Nature of Payments

Any and all grants, payments of cash, or deliveries of shares of Stock hereunder shall constitute special incentive payments to the Grantee, and shall not be taken into account in computing the amount of salary or compensation of the Grantee for the purposes of determining any pension, retirement, death or other benefits under (a) any pension, retirement, profit-sharing, bonus, life insurance or other employee benefit plan of the Company or any of its Subsidiaries or (b) any agreement between the Company or any Subsidiary, on the one hand, and the Grantee, on the other hand, except as such plan or agreement shall otherwise expressly provide.

20. Non-Uniform Determinations

Neither the Committee's nor the Board's determinations under this Plan need be uniform, and may be made by the Committee or the Board selectively among individuals who receive, or are eligible to receive, Awards (whether or not such individuals are similarly situated). Without limiting the generality of the foregoing, the Committee shall be entitled, among other things, to make non-uniform and selective determinations, to enter into non-uniform and selective Award Agreements as to (a) the identity of the Grantees, (b) the terms and provisions of Awards, and (c) the treatment, under Section 12, of Terminations of Employment.

21. Change in Control Provisions

Notwithstanding any other provision of this Plan to the contrary, the provisions of this Section 21 shall apply in the event of a Change in Control, unless otherwise determined by the Committee in connection with the grant of an Award (as reflected in the applicable Award Agreement).

     (a)   Upon a Change in Control, each then-outstanding stock option and stock appreciation right, and each other then-outstanding Award that is a Service-Vesting Award (each, a "Replaced Award"), shall be replaced with another Award meeting the requirements of Section 21(b) (a "Replacement Award"); provided that (i) if a Replacement Award meeting the requirements of Section 21(b) cannot be issued (because, for example, there are no publicly traded equity securities available, such that the requirement described in clause (iii) of the first sentence of Section 21(b) cannot be met), or (ii) the Committee so determines at any time prior to the Change in Control, upon a Change in Control each Replaced Award shall instead become fully vested, exercisable and free of restrictions. The treatment of any Awards which are not Replaced Awards (i.e., Awards other than stock options and stock appreciation rights, which are not Service-Vesting Awards) shall be as determined by the Committee in connection with the grant thereof, as reflected in the applicable Award Agreement.

(b)   An Award shall meet the conditions of this Section 21(b) (and hence qualify as a Replacement Award) if: (i) it is of the same type as the Replaced Award; (ii) it has a value at least equal to the value of the Replaced Award; (iii) it relates to publicly traded equity securities of the Company or its successor in the Change in Control or another entity that is affiliated with the Company or its successor following the Change in Control; (iv) its terms and conditions comply with Section 21(c) below; and (v) its other terms and conditions are not less favorable to the Grantee than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control). Without limiting the generality of the foregoing, the Replacement Award may take the form of a continuation of the Replaced Award if the requirements of the preceding sentence are satisfied. The determination of whether the conditions of this Section 21(b) are satisfied shall be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion. Without limiting the generality of the foregoing, the Committee may determine the value of Awards and Replacement Awards that are stock options by reference to either their intrinsic value or their fair value.

(c)   Upon a Termination of Employment or Termination of Directorship of a Grantee occurring in connection with or during the period of two years after such Change in Control, other than for Cause, (i) all Replacement Awards held by the Grantee shall become fully vested and (if applicable) exercisable and free of restrictions, and (ii) all stock options and stock appreciation rights held by the Grantee immediately before the Termination of Employment or Termination of Directorship that the Grantee held as of the date of the Change in Control or that constitute Replacement Awards shall remain exercisable for not less than two years following such termination or until the expiration of the stated term of such stock option, whichever period is shorter (provided, that if the applicable Award Agreement provides for a longer period of exercisability, that provision shall control). The treatment described in the preceding sentence shall not apply if the Termination of Employment is initiated by the Employee.

22.   Adjustments Upon Certain Changes

The following shall be subject to any action by the shareholders of the Company required by law, applicable tax rules or the rules of any exchange on which shares of Stock of the Company are listed for trading:

(a)   <u>Shares Available for Grants</u>. In the event of any change in the number of shares of Stock of the Company outstanding by reason of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares or similar corporate change, the maximum aggregate number of shares of Stock with respect to which the Committee may grant Awards and the maximum aggregate number of shares of Stock with respect to which the

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Committee may grant Awards to any individual Grantee in any year shall be appropriately adjusted by the Committee. In the event of any change in the number of shares of Stock of the Company outstanding by reason of any other event or transaction, the Committee may, to the extent deemed appropriate by the Committee, make such adjustments in the number and class of shares of Stock with respect to which Awards may be granted.

(b)   Increase or Decrease in Issued Shares Without Consideration. In the event of any increase or decrease in the number of issued shares of Stock of the Company resulting from a subdivision or consolidation of shares of Stock of the Company or the payment of a stock dividend (but only on the shares of Stock of the Company), or any other increase or decrease in the number of such shares effected without receipt or payment of consideration by the Company, the Committee may, to the extent deemed appropriate by the Committee, adjust the number of shares of Stock subject to each outstanding Award and the exercise price per share of Stock of each such Award.

(c)   Certain Mergers. In the event of any merger, consolidation or similar transaction as a result of which the holders of shares of Stock receive consideration consisting exclusively of securities of the surviving corporation in such transaction, the Committee may, to the extent deemed appropriate by the Committee, adjust each Award outstanding on the date of such merger or consolidation so that it pertains and applies to the securities which a holder of the number of shares of Stock subject to such Award would have received in such merger or consolidation.

(d)   Certain Other Transactions. In the event of (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company's assets (on a consolidated basis), (iii) a merger, consolidation or similar transaction involving the Company in which the holders of shares of Stock receive securities and/or other property, including cash, other than shares of the surviving corporation in such transaction, the Committee shall, in its sole discretion, have the power to:

(i) cancel, effective immediately prior to the occurrence of such event, each Award (whether or not then exercisable or vested), and, in full consideration of such cancellation, pay to the Grantee to whom such Award was granted an amount in cash, for each share of Stock subject to such Award, equal to the value, as determined by the Committee, of such Award, provided that with respect to any outstanding stock option such value shall be equal to the excess of (A) the value, as determined by the Committee, of the property (including cash) received by the holder of a share of Stock as a result of such event over (B) the exercise price of such stock option; or

(ii) provide for the exchange of each Award (whether or not then exercisable or vested) for an Award with respect to some or all of the property which a holder of the number of shares of Stock subject to such Award would have received in such transaction and, incident thereto, make an equitable adjustment as determined by the Committee in the exercise price of the Award, or the number of shares or amount of property subject to

- 16 -

the Award or provide for a payment (in cash or other property) to the Grantee to whom such Award was granted in partial consideration for the exchange of the Award.

(e) <u>Other Changes</u>. In the event of any change in the capitalization of the Company or corporate change other than those specifically referred to in paragraphs 22(b), (c) or (d), the Committee may make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in such other terms of such Awards as the Committee may consider appropriate, provided that if any such Award is intended to be a Qualified Performance-Based Award such adjustment is consistent with the requirements of Section 162(m) Exemption.

(f) <u>No Other Rights</u>. Except as expressly provided in the Plan, no Grantee shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger or consolidation of the Company or any other corporation. Except as expressly provided in the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares or amount of other property subject to, or the terms related to, any Award.

(g) <u>Savings Clause</u>. No provision of this Section 22 shall be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code.

23. Qualified Performance-Based Awards

(a) The provisions of this Plan are intended to ensure that all stock options and stock appreciation rights granted hereunder to any Grantee who is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) at the time of exercise qualify for the Section 162(m) Exemption, and all such Awards shall therefore be considered Qualified Performance-Based Awards and this Plan shall be interpreted and operated consistent with that intention. The provisions referred to in the preceding sentence include without limitation the limitation on the total amount of such Awards to any Grantee set forth in Section 3(b); the requirement of Section 4(a) that the Committee satisfy the requirements for being "outside directors" for purposes of the Section 162(m) Exemption; the limitations on the discretion of the Committee with respect to Qualified Performance-Based Awards; and the requirements of Sections 6(b) that the Option Price of stock options be not less than the Fair Market Value of the Stock on the Grant Date (which requirement constitutes the Qualified Performance Goal). The base price for determining the value of stock appreciation rights shall not be less than the Fair Market Value of the Stock on the Grant Date (which requirement constitutes the Qualified Performance Goal).

(b) The Committee may designate any Award (other than a stock option or stock appreciation right) as a Qualified Performance-Based Award upon grant, in each case based upon a determination that (i) the Grantee is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) with respect to such Award, and (ii) the Committee wishes such Award to qualify for the Section 162(m) Exemption. The provisions of this Section 23 shall apply to all such Qualified Performance-Based Awards, notwithstanding any other provision of this Plan, other than Section 21.

(c) Each Qualified Performance-Based Award (other than a stock option or stock appreciation right) shall be earned, vested and payable (as applicable) only upon the achievement of one or more Qualified Performance Goals, together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate; provided that (i) the Committee may provide, either in connection with the grant thereof or by amendment thereafter, that achievement of such Performance Goals will be waived upon the death or Disability of the Grantee, and (ii) the provisions of Section 21 shall apply notwithstanding this sentence.

(d) Qualified Performance Goals may take the form of absolute goals or goals relative to the performance of one or more other companies comparable to the Company or of an index covering multiple companies. In establishing Qualified Performance Goals, the Committee may specify that there shall be excluded the effect of restructuring charges, discontinued operations, extraordinary items, cumulative effects of accounting changes, and other unusual or nonrecurring items, and asset impairment and the effect of foreign currency fluctuations, in each case as those terms are defined under generally accepted accounting principles and provided in each case that such excluded items are objectively determinable by reference to the Company's financial statements, notes to the Company's financial statements and/or management's discussion and analysis in the Company's financial statements.

(e) Except as specifically provided in Section 23(d), no Qualified Performance-Based Award may be amended, nor may the Committee exercise any discretionary authority it may otherwise have under this Plan with respect to a Qualified Performance-Based Award under this Plan, in any manner to waive the achievement of the applicable Qualified Performance Goals or to increase the amount payable pursuant thereto or the value thereof, or otherwise in a manner that would cause the Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption.

24. Amendment of this Plan

The Board or the Committee may from time to time in its discretion amend this Plan or Awards, without the approval of the shareholders of the Company, except (i) to the extent required under the listing requirements of any national securities exchange on which are listed any of the Company's equity securities and (ii) to the extent the amendment would result in (A) the reduction of the Option Price of any stock option, (B) cancellation of a stock option when the Option Price exceeds the Fair Market Value of a share of Stock in exchange for cash or another Award (other than in connection with a Change in Control), or (C) any other action with respect to a stock option that would be treated as a repricing under the rules and regulations of the New York Stock Exchange. No such amendment shall adversely affect any previously-granted Award without the consent of the Grantee, except for (x) amendments made to comply with applicable law, stock exchange rules or accounting rules, and (y) amendments that do not materially decrease the value of such Awards. In addition, no such amendment may be made that would cause a Qualified Performance Based Award to cease to qualify for the Section 162(m) Exemption.

25.   Termination of this Plan

This Plan shall terminate on the 10th anniversary of the Effective Date or at such earlier time as the Board may determine. Any termination, whether in whole or in part, shall not affect any Award then outstanding under this Plan.

26.   No Illegal Transactions

This Plan and all Awards granted pursuant to it are subject to all laws and regulations of any governmental authority that may be applicable thereto; and, notwithstanding any provision of this Plan or any Award, Grantees shall not be entitled to exercise Awards or receive the benefits thereof and the Company shall not be obligated to deliver any Stock or pay any benefits to a Grantee if such exercise, delivery, receipt or payment of benefits would constitute a violation by the Grantee or the Company of any provision of any such law or regulation. Such circumstances or the inability or impracticability of the Company to obtain or maintain authority from any regulatory body (which authority is deemed by the Company to be necessary for the lawful issuance and/or sale of Stock hereunder) shall relieve the Company of any liability for the failure to issue and/or sell such Stock and shall constitute circumstances in which the Committee may determine to amend or cancel Awards pertaining to such Stock, with or without consideration to the affected Grantees.

27.   Controlling Law

The law of the State of Illinois, except its law with respect to choice of law, shall be controlling in all matters relating to this Plan.

28.   Severability

If all or any part of this Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any portion of this Plan not declared to be unlawful or invalid. Any Section or part of a Section so declared to be unlawful or invalid shall, if possible, be construed in a manner that will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

29.   Section 409A

No provision of this Plan shall be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code. No action, or failure to act, pursuant to this Section 29 or to any other provision of the Plan that references Section 409A of the Code shall subject the Committee, the Board or the Company to any claim, liability or expense, and neither the Committee, the Board nor the Company shall have any obligation to indemnify or otherwise protect any Grantee from the obligation to pay any taxes pursuant to Section 409A of the Code.



C/O McDONALD'S CORPORATION
POST OFFICE BOX 9112
FARMINGDALE, NY 11735-9544

3 Ways To Vote

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to vote the shares.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company for mailing proxy materials, you can consent to receive all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to VOTE BY INTERNET and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

McDONALD'S CORPORATION

A Proposals

This proxy is solicited on behalf of the Board of Directors of McDonald's Corporation. If this signed card contains no specific voting instructions, the shares will be voted with the Board's recommendations, except for Profit Sharing Plan participants (see reverse side).

The Board of Directors recommends a vote **FOR** the nominees identified on this proxy.

1. Election of Directors: (5 nominees)

		For	Against	Abstain			For	Against	Abstain
1a.	Robert A. Eckert	☐	☐	☐	4.	Approval of declassification of the Board of Directors.	☐	☐	☐
1b.	Enrique Hernandez, Jr.	☐	☐	☐	5.	Approval of shareholders' right to call special meetings.	☐	☐	☐
1c.	Jeanne P. Jackson	☐	☐	☐	6.	Advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2012.	☐	☐	☐
1d.	Andrew J. McKenna	☐	☐	☐		The Board of Directors recommends a vote **AGAINST** proposal 7.			
1e.	Donald Thompson	☐	☐	☐	7.	Advisory vote on a shareholder proposal requesting a nutrition report.	☐	☐	☐

The Board of Directors recommends a vote **FOR** proposals 2, 3, 4, 5 and 6.

		For	Against	Abstain
2.	Advisory vote to approve executive compensation.	☐	☐	☐
3.	Approval of the 2012 Omnibus Stock Ownership Plan.	☐	☐	☐

If you have comments, please check this box and write them on the back where indicated. ☐

B Authorized Signatures — This section MUST be completed for your vote to be counted. — Date and Sign Below

I (we) hereby revoke any proxy previously given, and appoint James A. Skinner, Gloria Santona and Peter J. Bensen, and each of them, as proxies with full power of substitution to vote in the manner provided above, all shares the undersigned is entitled to vote at the McDonald's Corporation 2012 Annual Shareholders' Meeting, or any postponement or adjournment thereof, and further authorize each such proxy to vote at his or her discretion on any other matter that may properly come before the meeting or any adjournment or postponement thereof, including without limitation to vote for the election of such substitute nominee(s) for director as such proxies may select in the event that any nominee(s) named above become(s) unable to serve. (Plan participants are appointing Plan trustees – see reverse side.)

Please sign as your name(s) appear(s) above and return the card promptly. If signing for a corporation or partnership, or as agent, attorney or fiduciary, indicate the capacity in which you are signing. If you attend the meeting and decide to vote in person by ballot, such vote will supersede this proxy.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature [PLEASE SIGN WITHIN BOX]	Date

M41000-P20927-Z57186

McDonald's Annual Shareholders' Meeting Information

Thursday, May 24, 2012
9:00 a.m. Central Time

Prairie Ballroom at The Lodge
McDonald's Office Campus
2815 Jorie Boulevard
Oak Brook, Illinois 60523

Admission: Please review the Pre-registration and Admission Policy regarding meeting attendance in the Proxy Statement. **You will need to pre-register with McDonald's to attend the meeting.** As admission tickets are limited, only those shareholders who have pre-registered will receive tickets, on a first-come, first served basis. Each shareholder may bring only one guest, who also must be pre-registered for the meeting. The registration desk will open at 7:30 a.m. Central Time. Overflow rooms will be available for viewing the meeting.

Please do not bring items such as bags and briefcases to the meeting. Only small purses will be permitted in the Prairie Ballroom and the overflow rooms, and these will be subject to inspection prior to admission to the meeting. Individuals attending the meeting must wear appropriate attire and will not be allowed to enter the meeting wearing any attire that could be construed as intended to conceal one's identity (including, but not limited to, hats or costumes). Cameras and other recording devices will not be permitted in the ballroom and the overflow rooms. Cellular phones and all other electronic devices must be turned off and put away during the meeting.

Voting at the Meeting: Shareholders attending the live meeting may submit this proxy card or complete a ballot at the meeting.

Directions: Directions to McDonald's Annual Shareholders' Meeting can be viewed online at www.investor.mcdonalds.com.

Webcast: To listen to a live webcast of McDonald's Annual Shareholders' Meeting, go to www.investor.mcdonalds.com, click on the "Webcasts and Podcasts" icon and then select the appropriate link. After the meeting, this webcast will be available on demand for a limited time. Please note that if you participate in the meeting by live webcast, the shares of stock will not be voted or deemed present at the meeting unless you submitted a proxy via mail, the Internet or telephone before the meeting.

Important Notice Regarding the Availability of Proxy Materials for McDonald's Annual Shareholders' Meeting to be Held on May 24, 2012:

The Proxy Statement and the 2011 Annual Report to Shareholders are available at www.proxyvote.com.



Proxy — McDONALD'S CORPORATION

Voting Instructions for McDonald's Corporation Profit Sharing and Savings Plan Participants

When casting your vote, you are directing the trustees of the McDonald's Corporation Profit Sharing and Savings Plan Trust to vote the McDonald's shares credited to the accounts under the McDonald's Corporation Profit Sharing and Savings Plan (the "Plan"). When you vote these shares, you should consider your own long-term best interests as a Plan participant. In addition, you are directing the trustees to vote shares held in the Plan that have not been voted by other participants and Plan shares that have not yet been credited to participants' accounts. When you direct the vote of these shares, you have a special responsibility to consider the long-term best interests of other Plan participants.

Your vote on the reverse side will apply to:
• Shares credited to the account(s) under the Plan;
• Shares not voted and shares that have not yet been credited to Plan participants' accounts, on a pro-rata basis; and
• Shares you hold at Computershare (MCDirect Shares, certificate and book-entry).

If you wish to vote all the shares in the same manner, including shares in the Plan, simply mark your voting instructions on the reverse side.

If you do NOT want to vote all shares in the same way, please contact Broadridge via email at mcdonalds@broadridge.com, or indicate that you want to vote your Plan shares and registered shares separately in the **Comments** area below and check the corresponding box on the reverse side of the proxy card. If you elect to vote Plan shares separately, we will mail you new proxy cards. Your directions to vote shares will be kept confidential by Broadridge, the independent inspector of election.

Comments: _____

(If you noted any comments above, please mark the corresponding box on the reverse side.)

M41001-P20927-Z57186